



2023
ANNUAL
REPORT

PULTEGROUP





About PulteGroup, Inc.

PulteGroup, Inc. (NYSE: PHM), based in Atlanta, Georgia, is one of America's largest homebuilding companies with operations in more than 45 markets throughout the country. Through its brand portfolio that includes Centex, Pulte Homes, Del Webb, DiVosta Homes, American West and John Wieland Homes and Neighborhoods, the company is one of the industry's most versatile homebuilders able to meet the needs of multiple buyer groups and respond to changing consumer demand. PulteGroup's purpose is building incredible places where people can live their dreams.

For more information about PulteGroup, Inc. and PulteGroup brands, go to pultegroup.com; pulte.com; centex.com; delwebb.com; divosta.com; jwhomes.com; and americanwesthomes.com. Follow PulteGroup, Inc. on Twitter: @PulteGroupNews.

PulteGroup's Annual Letter to Owners, Customers, Team Members and Business Partners

For more than a decade, we have worked to position PulteGroup in alignment with our strategic goal of delivering high returns over the housing cycle. Benefitting from long-term planning and short-term tactical actions associated with this work, I am pleased to say that PulteGroup reported record revenues and earnings per share in 2023. Given that 2023 proved to be yet another year of volatile macroeconomic conditions, I am even more proud of what the PulteGroup team accomplished.

Over the course of 2023, the Federal Reserve continued its actions to rein in widespread and rapidly accelerating cost inflation. Core to the Federal Reserve's efforts was a series of interest rate increases beginning in 2022 that ultimately raised the Federal Funds Rate tenfold and pushed 30-year mortgage rates from 3.2% in 2022 to a cycle peak of approximately 8.0% in October 2023. While such dramatic increases in mortgage rates make homebuying more difficult for consumers, PulteGroup successfully navigated the year's more challenging market dynamics to deliver exceptional operating and financial results.

In an operating environment where the Federal Reserve was slowing the U.S. economy by increasing benchmark interest rates in response to inflation, we were focused on selling homes and turning our assets. With rising interest rates making it more expensive for consumers to purchase homes, we found ways to lower costs and improve overall affordability for our homebuyers. Rather than just drop prices across the board, we implemented targeted incentive programs designed to address each buyer's specific needs. By far, our most successful incentive was a rate buydown program that could lower a homebuyer's mortgage rate by as much as two full percentage points for the 30-year life of the mortgage. In addition to helping the consumer significantly lower their monthly payment, such rate buydown programs offered a competitive advantage when selling against our biggest competitor: existing homes.

Through the strategic use of rate buydowns and other incentive programs, we successfully delivered 28,603 homes in 2023, and generated record home sale revenues of $15.6 billion. It is important to highlight that our deliveries reflect the tremendous efforts of our homebuilding operations to reduce construction cycle times, which had ballooned from our historic 90 days due to global supply chain disruptions in 2021 and 2022. Average cycle times, which peaked at approximately 170 days in the first quarter of 2023, were lowered to 135 days by the fourth quarter of 2023. We are working hard to reduce cycle times to 100 days or lower by the end of 2024.

The dramatic rise in interest rates created a much more competitive selling environment, so it was critical that we remained balanced and disciplined in executing our day-to-day operations. We wanted to turn our assets, but avoid slashing prices. We wanted to maintain production, but not have excess standing inventory that we would have to liquidate. In the end, I think we got the balance right, as we sold almost 29,000 homes, while reporting among the industry's highest gross and operating margins of 29.3% and 20.9%, respectively. The success of our approach can be seen clearly in our bottom line results of $2.6 billion of net income, and earnings of $11.72 per diluted share.

Beyond the strength of our income statement, I would highlight that $2.6 billion of net income yielded $2.2 billion of free cash flow from operations that was put to good use for our shareholders in 2023:

- We invested $4.3 billion in land acquisition and development, as we continued to increase our control of critical land resources;

- We paid out over $142 million in dividends and raised our dividend payout by 25% per share effective January 2024. This marks the eighth increase in our dividend over the past decade;

- We repurchased $1.0 billion of stock and, since 2013, have now bought back almost 50% of our shares;

- We took advantage of interest rate volatility to retire approximately $100 million of our senior notes, helping to lower our leverage and ultimately cutting interest expense dollars in our costs even further;

- And finally, we ended the year with $1.8 billion in cash and have successfully dropped our leverage to its lowest level in decades.

The past few years have seen an unprecedented series of challenging events as we have managed through COVID, a collapse of the global supply chain, surging inflation, and most recently, rising interest rates. Through it all, we have remained focused on driving high returns and consistent cash flows. The accompanying charts tell the story of a vastly improved business model we have been executing since 2012.

The charts below depict our financial metrics during the 5-year spans of 2001 to 2005 and 2019 to 2023, both periods of strong housing demand and meaningful growth in our homebuilding operations. In contrast to two decades ago, during our most recent five years of operations, we managed to a slower growth trajectory but delivered higher returns and significantly stronger cash flows, the latter being used to help fund $19 billion of land investment over the past five years, along with the return of $4.1 billion to shareholders through dividends and share repurchases.



* The Company's return on equity is calculated as net income for the trailing twelve months divided by average shareholders' equity, where average shareholders' equity is the sum of ending shareholders' equity balance of the trailing five quarters divided by five

We believe today's PulteGroup offers a sustainable business that can be valued more highly by investors. A business model that is generating significant positive cash flow, while still investing for growth, is a key driver of a more highly valued business.

The State of Housing Market

The math surrounding the U.S. housing industry is as straightforward as it is compelling. Between population growth and product obsolescence, industry experts say the housing industry needs to start approximately 1.5 million homes to meet our country's annual housing need. Relative to this number, residential new construction has underbuilt by a cumulative 4.9 million homes over the past 20 years. Given current market dynamics around the limited availability of buildable lots, unwillingness of municipalities to allow increased density, and generally tight conditions across the labor market, it appears there is not an obvious path to meaningfully reduce this shortfall.

Overlaying this fundamental shortage of housing stock is a new dynamic resulting from the significant increase in mortgage rates in 2022 and 2023. Following years of consumers acquiring or refinancing into low interest rate mortgages, approximately 80% of all outstanding mortgages now have a rate of 4% or lower. With mortgage rates currently hovering above 7%, existing homeowners are "locked in" to their current mortgages and are financially unable or emotionally unwilling to sell their current homes because the step up in monthly payments would likely be significant. The limited supply of existing homes coming to market is evident as annual existing home sales have fallen from 6.1 million in 2021, to 5.0 million in 2022, and most recently to only 4.1 million in 2023.

Beyond this favorable supply/demand imbalance, there are several company-specific factors that I believe put PulteGroup in an excellent position to continue growing its business and generating strong financial results.

First, we continue to expand our operating platform, having recently announced our entry into the state of Utah. This is just our newest market, as we have leveraged established operating teams to enter a number of adjacent markets over the past few years, including the Triad area of North Carolina; Greenville and Columbia, South Carolina; Denver, Colorado; and Portland, Oregon. Our market expansions have been greenfield startups, but we do look at M&A as a way to accelerate the expansion process.

Second, we controlled ~223,000 lots at the end of 2023, of which 53% were held via land options which give us the right to purchase the underlying lots at a set future time and price. Structured properly, such lot options can enhance returns and, as important, help mitigate market risk. For example, when rising interest rates cooled buyer demand in 2022, we chose to walk away from approximately 40,000 optioned lots rather than complete transactions and invest billions of dollars under highly uncertain market conditions.

With our plans to invest an expected $5.0 billion in land acquisition and development in 2024, we are not only working to increase the size of our land pipeline in support of future growth, but we are also working to be more asset efficient by increasing our use of lot options. We have set a long-term goal of controlling as much as 70% of our land through lot options and have already established the land-banking platform required to capture the incremental 20 percentage points. Successfully executing this plan could increase future returns by making our balance sheet more efficient. For example, our invested capital balance at the end of 2023 could have been reduced by approximately $1.0 billion if 70% of our land bank had been optioned.

And finally, we will continue to purposefully maintain what is arguably the industry's most diversified consumer base. In 2023, 39% of PulteGroup's closings were to first-time buyers; 36% of our deliveries were to move-up buyers; and 25% of our deliveries were to active-adult buyers. History has demonstrated that buyer groups behave differently in response to changes in the broader economy. We believe our diversification helps us to better navigate the housing cycle, while overall financial results are enhanced by the different return characteristics and profitability profiles associated with each buyer group.

Because We're Not Insane

Albert Einstein is often cited for having said, *"The definition of insanity is doing the same thing over and over and expecting different results."* For decades, we operated a typical homebuilding model that consumed cash and increased financial leverage to support rapid growth during the up leg of the housing cycle, only to reverse the process when housing demand slowed. This rollercoaster approach rarely delivered high returns and the unwinding process on the downside could create a level of financial stress for the business and investors.

Over the past five years, PulteGroup has delivered compounded annual growth in diluted EPS of 34%, and an average annual return on equity of 26%, all accomplished while cutting our debt level to historic lows and generating unprecedented cash flows from operations totaling $6.7 billion. For the past decade, we have articulated a strategy that seeks high returns and looks to deliver strong financial results over the course of the entire housing cycle. Our business certainly is not immune to changes in the economic cycle, but we believe we continue to position the business to deliver a higher and more consistent level of business performance.

As of the writing of this letter, the S&P 500 trades at a forward price-to-earnings (PE) ratio of ~21, while PulteGroup and the other leading public homebuilders trade at a PE closer to 10. It remains our expectation that by continuing to deliver growth and returns, while maintaining a strong financial profile, we have an opportunity to begin closing this valuation gap and driving even greater value for our shareholders.

We have entered 2024 with market expectations that interest rates have peaked for the current economic cycle, although there remains much debate as to when and how quickly the Federal Reserve will begin lowering rates. Based on our research and current demand levels, we believe that the desire for homeownership remains high among all segments of the population. We have also seen that even small declines in interest rates can quickly stimulate buyer activity, so we remain confident in the prospects for continued strength in the U.S. housing market. With our extensive geographic operating footprint and unmatched product portfolio, we believe PulteGroup is exceptionally well positioned to meet buyer demand in 2024 and the years beyond.

In closing, I want to thank our entire organization for working through the myriad of challenges in 2023, as well as the preceding three years since the initial impact of COVID, to deliver outstanding operating and financial results. I also want to acknowledge their heartfelt commitment to taking care of our customers and each other, which is the core of our culture.



Their commitment, and that of our valued suppliers and trade partners, is so clearly reflected in our Built to Honor program through which we provide mortgage free homes to wounded servicemen and women. B2H, which celebrated its 10-year anniversary in 2023, has already gifted 80 homes to deserving veterans and their families.

This desire to serve others and do the right thing remain at the core of PulteGroup's culture. A culture that again placed PulteGroup among the Fortune 100 Best Companies to Work For. I remain incredibly proud to work with such an amazing team of people.

Sincerely,

Ryan Marshall
President & CEO

2023
FORM 10-K





UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From ______ To ______

Commission File Number 1-9804

PULTEGROUP, INC.

(Exact name of registrant as specified in its charter)

Michigan	**38-2766606**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3350 Peachtree Road NE, Suite 1500

Atlanta, Georgia 30326

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: 404 978-6400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, par value $0.01	PHM	New York Stock Exchange
Series A Junior Participating Preferred Share Purchase Rights		New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act

Large accelerated filer	Accelerated filer	Non-accelerated filer	Smaller reporting company	Emerging growth company
☒	☐	☐	☐	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting shares held by nonaffiliates of the registrant as of June 30, 2023, based on the closing sale price per share as reported by the New York Stock Exchange on such date, was approximately $17.0 billion. As of January 24, 2024, the registrant had 212,112,455 shares of common shares outstanding.

Documents Incorporated by Reference

Applicable portions of the Proxy Statement for the 2024 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form.

PULTEGROUP, INC.
TABLE OF CONTENTS

PART I

ITEM I.   BUSINESS

PulteGroup, Inc. is a Michigan corporation organized in 1956. We are one of the largest homebuilders in the United States ("U.S."), and our common shares are included in the S&P 500 Index and trade on the New York Stock Exchange under the ticker symbol "PHM". Unless the context otherwise requires, the terms "PulteGroup", the "Company", "we", "us", and "our" used herein refer to PulteGroup, Inc. and its subsidiaries. While our subsidiaries engage primarily in the homebuilding business, we also have financial services businesses, which include mortgage banking, title, and insurance agency operations, through Pulte Mortgage LLC ("Pulte Mortgage") and other subsidiaries.

Available information

We file annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). These filings are available at the SEC's website at www.sec.gov. Our internet website address is www.pultegroupinc.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act are available free of charge through our website as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. Our code of ethics for our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions, our code of ethical business conduct, our corporate governance guidelines, and the charters of the Audit, Compensation and Management Development, Nominating and Governance, and Finance and Investment Committees of our Board of Directors are also posted on our website and are available in print, free of charge, upon request.

Homebuilding Operations

Homebuilding, our core business, involves the acquisition and development of land primarily for residential purposes within the U.S. and the construction of housing on such land. Homebuilding generated 98% of our consolidated revenues of $16.1 billion in 2023, 98% of our consolidated revenues of $16.0 billion in 2022, and 97% of our consolidated revenues of $13.7 billion in 2021. Our Homebuilding operations are geographically diverse within the U.S. During 2023, we operated out of an average of 906 active communities in 46 markets across 26 states. We offer a broad product line to meet the needs of homebuyers in our targeted markets. Through our brands, which include Centex, Pulte Homes, Del Webb, DiVosta Homes, John Wieland Homes and Neighborhoods, and American West, we offer a wide variety of home designs with varying levels of options and amenities to our major customer groups: first-time, move-up, and active adult. During 2023, we delivered closings totaling 28,603 homes, compared with 29,111 homes in 2022 and 28,894 homes in 2021. Over our history, we have delivered over 800,000 homes.

We predominantly sell single-family detached homes, which represented 83% of our home closings in 2023, 86% in 2022, and 84% in 2021. The remaining units consist of attached homes, such as townhomes, condominiums, and duplexes. Sales prices of home closings during 2023 ranged from approximately $150,000 to over $2,500,000, with 86% falling within the range of $250,000 to $750,000. The average unit selling price in 2023 was $545,000, compared with $534,000 in 2022, and $456,000 in 2021.

Strategy

We believe that national publicly-traded builders have a competitive advantage over local builders through their ability to: access more reliable and lower cost financing through the capital markets; control and entitle large land positions; gain better access to scarce labor resources; and achieve greater geographic and product diversification. We believe that builders with broad geographic and product diversity and sustainable capital positions will benefit from this scale and diversification in any market conditions. Our strategy to enhance shareholder value is centered around the following operational objectives:

- Drive operational gains and asset efficiency in support of high returns over the housing cycle;
- Shorten the duration of our owned land pipeline to improve returns and reduce risks;
- Increase scale within our existing markets by appropriately expanding market share among our primary buyer groups: first-time, move-up, and active adult;
- Focus on maintaining an appropriate balance of built-to-order and speculative homes; and
- Manage the Company's capital consistent with our stated priorities: invest in the business, fund our dividend, and routinely return excess funds to shareholders through share repurchases, while maintaining a modest leverage profile.

Land acquisition and development

We acquire land primarily for the construction of homes for sale. We select locations for development of homebuilding communities after completing a feasibility study, which includes, among other things, soil tests, independent environmental studies and other engineering work, an evaluation of necessary zoning and other governmental entitlements, and extensive market research that enables us to match the location with our product offering to meet the needs of consumers. We consider factors such as proximity to developed areas, population and job growth patterns, and, if applicable, estimated development costs. We frequently manage a portion of the risk of controlling our land positions through the use of land option agreements, which enable us to defer acquiring portions of properties owned by land sellers until we have determined whether and when to exercise our option. Our use of land option agreements can serve to enhance our expected returns on our land investments and reduce the financial risk associated with long-term land holdings. We typically acquire land with the intent to complete sales of housing units within 24 to 36 months from the date of opening a community, except in the case of certain Del Webb active adult developments and other large master-planned projects for which the completion of community build-out requires a longer time period. While our overall supply of controlled land is in excess of our short-term needs in certain of our markets, some of our controlled land consists of long-term positions that will not be converted to home sales in the near term. Accordingly, we remain active in our pursuit of new land investment. We also periodically sell select parcels of land to third parties for commercial or other development or if we determine that such parcels no longer fit into our strategic operating plans.

Land is generally purchased after it is zoned and developed, or is ready for development, for our intended use. Where we develop land, we engage directly in many phases of the development process, including: land and site planning; obtaining environmental and other regulatory approvals; and constructing roads, sewers, water and drainage facilities, and community amenities, such as parks, pools, and clubhouses. We use our staff and the services of independent engineers and consultants for land development activities. Land development work is performed primarily by independent contractors and, when needed, local government authorities who construct roads and sewer and water systems in some areas. At December 31, 2023, we controlled 222,630 lots, of which 104,515 were owned and 118,115 were under land option agreements.

Sales and marketing

We are dedicated to improving the quality and value of our homes through innovative architectural and community designs. Analyzing various qualitative and quantitative data obtained through extensive market research, we stratify our potential customers into well-defined homebuyer groups. Such stratification provides a method for understanding the business opportunities and risks across the full spectrum of consumer groups in each market. Once the needs of potential homebuyers are understood, we link our home design and community development efforts to the specific lifestyle of each consumer group. Through our understanding of each consumer group, we seek to provide homes that better meet the needs and wants of each homebuyer.

Our homes targeted to first-time homebuyers tend to be smaller with product offerings geared toward higher density and lower average selling prices relative to the local market. Move-up homebuyers tend to place more of a premium on location and amenities. These communities typically offer larger homes at higher price points. Through our Del Webb brand, we address the needs of active adults. Many of these active adult communities are age-restricted to homebuyers aged fifty-five and over and are highly amenitized, offering a variety of features, including athletic facilities, recreational centers, and educational classes, to facilitate the homebuyer maintaining an active lifestyle. In order to make the cost of these highly amenitized communities affordable to the individual homeowner, Del Webb communities tend to be larger than first-time or move-up homebuyer communities. During 2023, 39%, 36%, and 25% of our home closings were to first-time, move-up, and active adult customers, respectively, which reflects a small increase toward first-time buyers since 2022 consistent with our continued investment in serving first-time buyers.

We believe that we are an innovator in home design, and we view our design capabilities as an integral aspect of our marketing strategy. Our in-house architectural services teams, supplemented by outside consultants, follow a disciplined product development process to introduce new features and technologies based on customer-validated data. Following this disciplined process results in distinctive design features, both in exterior facades and in interior options and features. We typically offer a variety of house floor plans and elevations in each community, including potential options and upgrades, such as different flooring, countertop, fixture, and appliance choices, and we design our base house and option packages to meet the needs of our customers as defined through rigorous market research. Energy efficiency represents an important source of value for new homes compared with existing homes and represents a key area of focus for our home designs, including high efficiency heating, ventilation, and air conditioning systems and insulation, low-emissivity windows, solar power in certain geographies, and other energy-efficient features.

We market our homes to prospective homebuyers through internet listings and link placements, social media, mobile applications, media advertising, illustrated brochures, and other advertising displays. We have made significant enhancements in our tools and business practices to adapt our selling efforts to today's tech-enabled customers. This includes our websites (*www.pulte.com, www.centex.com, www.delwebb.com, www.divosta.com, www.jwhomes.com,* and *www.americanwesthomes.com)*, which provide tools to help users find a home that meets their needs, investigate financing alternatives, maintain a home, learn more about us, and communicate directly with us.

Our sales teams consist primarily of commissioned employees, and the majority of our home closings also involve independent third party sales brokers. Our sales consultants are responsible for guiding the customer through the sales process, including selecting the community, house floor plan, and options that meet the customer's needs. We are committed to industry-leading customer service through a variety of quality initiatives, including our customer care program, which seeks to ensure that homebuyers are engaged and satisfied at every stage of the process. Fully furnished and landscaped model homes physically located in our communities, which leverage the expertise of our interior designers, are generally used to showcase our homes and their distinctive design features. We have also introduced virtual reality walkthroughs of our house floor plans in certain communities to provide prospective homebuyers with a more cost-effective means to provide a realistic vision of our homes.

Many of our homes are sold on a built-to-order basis where we do not begin construction of the home until we have a signed contract with a customer. However, we also build speculative homes in most of our communities, which allow us to compete more effectively with existing homes available in the market, especially for homebuyers that require a home within a short time frame. We determine our speculative home strategy for each community based on local market factors and maintain a level of speculative home inventory based on our current and planned sales pace and construction cadence for the community.

Our sales contracts with customers generally require payment of a deposit at the time of contract signing and sometimes additional deposits upon selection of certain options or upgrade features for their homes. Our sales contracts also typically include a financing contingency that provides customers with the right to cancel if they cannot obtain mortgage financing at specified interest rates within a specified period. Our contracts may also include other contingencies, such as the sale of an existing home. Backlog, which represents orders for homes that have not yet closed, was $7.3 billion (12,146 units) at December 31, 2023 and $7.7 billion (12,169 units) at December 31, 2022. For orders in backlog, we have received a signed customer contract and customer deposit, which is refundable in certain instances. Of the orders in backlog at December 31, 2023, substantially all are scheduled to be closed during 2024, though all orders are subject to potential cancellation by or final negotiations with the customer. In the event of contract cancellation, the majority of our sales contracts stipulate that we have the right to retain the customer's deposit, though we may choose to refund the deposit in certain instances.

Construction

The construction of our homes is conducted under the supervision of our on-site construction field managers. Substantially all of our construction work is performed by independent subcontractors under contracts that establish a specific scope of work at an agreed-upon price. Using a selective process, we have aligned with what we believe are premier subcontractors and suppliers to deliver quality throughout all aspects of the house construction process. In addition, our construction field managers and customer care associates interact with our homebuyers throughout the construction process and instruct homebuyers on post-closing home maintenance.

Continuous improvement in our house construction process is a key area of focus. We seek to build superior quality homes while maintaining efficient construction operations by using standard materials and components from a variety of sources and by following industry and company-specific construction practices. We maintain high quality product offerings and production processes through the following programs:

- Common management of house plans to deliver house designs that customers value the most and that can be built at the highest quality and at an efficient cost;
- Value engineering our house plans to optimize house designs in terms of material content and ease of construction while still providing a clear value to the customer;
- Utilizing our proprietary construction standards and practices, training of our field leadership and construction personnel, communication with our suppliers, and auditing our compliance through the use of both internal and third party construction experts; and
- Working with our suppliers using a data driven, collaborative method to reduce construction costs.

Generally, the construction materials used in our operations are readily available from numerous sources. However, the cost of certain building materials, especially lumber, steel, concrete, resin, copper, and petroleum-based materials, is influenced by changes in global commodity prices, national tariffs, and other trade factors. Additionally, the ability to consistently source qualified labor at reasonable prices remains challenging as labor supply growth has not kept pace with construction demand. To protect against changes in construction costs, labor and materials costs are generally established prior to or near the time when related sales contracts are signed with customers. In addition, we leverage our size by actively negotiating for certain materials on a national or regional basis to minimize costs. However, we cannot determine the extent to which necessary building materials and labor will be available at reasonable prices in the future. For example, labor shortages in certain of our markets have become more acute in recent years in response to industry growth and increased demand outpacing the growth of the residential construction labor pool. Additionally, the supply of certain building materials has been impacted by the combination of volatile consumer demand and disruptions in the global supply chain caused by the COVID-19 pandemic and major weather events at the point of manufacture of certain products. This volatility in demand, supply chain disruptions, and the consolidation of ownership of the source of supply for certain building materials has combined to significantly increase the prices of those materials.

Competition

The housing industry in the U.S. is fragmented and highly competitive. While we are one of the largest homebuilders in the U.S., our national market share represented only approximately 4% of U.S. new home sales in 2023. In each of our local markets, there are numerous national, regional, and local homebuilders with whom we compete. Additionally, new home sales have traditionally represented less than 15% of overall U.S. home sales (new and existing homes). Therefore, we also compete with sales of existing house inventory and any provider of for-sale or rental housing units, including apartment operators. We compete primarily on the basis of location, price, quality, reputation, design, community amenities, and our customers' overall sales and homeownership experiences.

Seasonality

Although significant changes in market conditions have impacted our seasonal patterns in the past and could do so again, we historically experience variability in our quarterly results from operations due to the seasonal nature of the homebuilding industry. We generally experience increases in revenues and cash flow from operations during the fourth quarter based on the timing of home closings. This seasonal activity increases our working capital requirements in our third and fourth quarters to support our home production and loan origination volumes. As a result of the seasonality of our operations, our quarterly results of operations are not necessarily indicative of the results that may be expected for the full year.

Regulation and environmental matters

Our operations are subject to extensive regulations imposed and enforced by various federal, state, and local governing authorities. These regulations are complex and include building codes, land zoning and other entitlement restrictions, health and safety regulations, labor practices, marketing and sales practices, environmental regulations, rules and regulations relating to mortgage financing and title operations, and various other laws, rules, and regulations. Collectively, these regulations have a significant impact on the site selection and development of our communities; our house design and construction techniques; our relationships with customers, employees, suppliers, and subcontractors; and many other aspects of our business. The applicable governing authorities frequently have broad discretion in administering these regulations, including inspections of our homes prior to closing with the customer in the majority of municipalities in which we operate. Additionally, we may experience extended timelines for receiving required approvals from municipalities or other government agencies that can delay our anticipated development and construction activities in our communities.

Financial Services Operations

We conduct our financial services business, which includes mortgage banking, title, and insurance agency operations, through Pulte Mortgage and other subsidiaries. Pulte Mortgage arranges financing through the origination of mortgage loans primarily for the benefit of our homebuyers. We are a lender approved by the Federal Housing Administration ("FHA") and Department of Veterans Affairs ("VA") and are a seller/servicer approved by Government National Mortgage Association ("Ginnie Mae"), Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Mortgage Corporation ("Freddie Mac"), and other investors. In our conventional mortgage lending activities, we follow underwriting guidelines established by Fannie Mae, Freddie Mac, and private investors. We believe that our customers' use of our in-house mortgage and title operations provides us with a competitive advantage by enabling more control over the quality of the overall home buying process for our customers, while also helping us align the timing of the house construction process with our customers' financing needs.

Operating through a captive business model targeted to supporting our Homebuilding operations, the business levels of our Financial Services operations are highly correlated to Homebuilding. Our Homebuilding customers continue to account for substantially all of our loan production. We originated the mortgage loans for 61% of the homes we closed in 2023, 62% in 2022, and 73% in 2021. Other home closings are settled via either cash or third party lenders. Cash buyers represented 22% and 18% of home closings in 2023 and 2022, respectively.

In originating mortgage loans, we initially use our own funds, including funds available pursuant to credit agreements with third parties, and subsequently sell such mortgage loans to third party investors in the secondary market. Substantially all of the loans we originate are sold in the secondary market within a short period of time after origination, generally within 30 days. We also sell the servicing rights for the loans we originate through fixed-price-servicing sales contracts to reduce the risks and costs inherent in servicing loans. This strategy results in owning the loans and related servicing rights for only a short period of time.

The mortgage industry in the U.S. is highly competitive. We compete with other mortgage companies and financial institutions to provide attractive mortgage financing to our homebuyers. We utilize a centralized fulfillment center for our mortgage operations that performs underwriting, processing, and closing functions. We believe centralizing both the fulfillment and origination of our loans improves the speed, efficiency, and quality of our mortgage operations, improving our profitability and allowing us to focus on providing attractive mortgage financing opportunities for our customers.

In originating and servicing mortgage loans, we are subject to the rules and regulations of the government-sponsored investors and other investors that purchase the loans we originate, as well as to those of other government agencies that have oversight of the government-sponsored investors or consumer lending rules in the U.S. In addition to being affected by changes in these programs, our mortgage banking business is also affected by many of the same factors that impact our homebuilding business.

Our mortgage operations may be responsible for losses associated with mortgage loans originated and sold to investors in the event of errors or omissions relating to representations and warranties made by us that the loans met certain requirements, including representations as to underwriting standards, the existence of primary mortgage insurance, and the validity of certain borrower representations in connection with the loan. If a loan is determined to be faulty, we either indemnify the investor for potential future losses, repurchase the loan from the investor, or reimburse the investor's actual losses.

Our subsidiary title insurance companies serve as title insurance agents and underwriters in select markets by providing title insurance policies and examination and closing services to buyers of homes we sell. Historically, we have not experienced significant claims related to our title operations.

Our insurance agency operations serve as an agency for home, auto, and other personal insurance policies in select markets to buyers of homes we sell. All such insurance policies are placed with third party insurance carriers.

Human Capital Resources

Workforce

At December 31, 2023, we employed 6,382 people, of which 1,005 were employed in our Financial Services operations. Of our homebuilding employees, 376 are involved in land acquisition and development functions; 2,380 are involved in construction and post-closing customer care functions; 1,307 are involved in the sales function; and 1,314 are involved in procurement, corporate, and other functions. Our employees are not represented by any union. Contracted work, however, may be performed by union contractors. We consider our employee relations to be good.

Compensation and Benefits

We offer our employees a competitive wage plus a broad range of Company-paid benefits, including medical, dental, and vision healthcare coverage, paid parental leave, adoption benefits, and a 401(k) retirement plan. The majority of our employees also participate in various performance-based incentive compensation plans. We believe that our compensation and benefits packages are competitive within our industry.

Culture and Objectives

Our key human capital management objectives are designed to attract, develop, and retain top industry talent that reflects the diversity of the communities in which we build. To support this goal, our human resources programs are designed to develop talent to prepare for key roles and leadership positions for the future; reward employees through competitive industry pay, benefits, and other programs; instill our culture with a focus on diversity and ethical behavior; and enhance our employees' performance through investment in current technology, tools, and training to enable our employees to operate at a high level. Our commitment to the aforementioned goals is evidenced through our certification as a Great Place to Work® and operation of a national diversity council.

We believe that diversity in the workplace produces unique perspectives which serve to drive innovation and change, which we feel benefits the overall organization. We believe our employees are an integral part of the success of our business and the cultivation and development of their collective skillsets is an entity-wide priority and critical to our success. Our management teams are expected to exhibit and promote honest, ethical, and respectful conduct in the workplace. All of our employees must adhere to a code of ethical business conduct that sets standards for appropriate ethical behavior.

Recruitment and Retention

Our management team supports a culture of developing future leaders from our existing workforce, enabling us to promote from within for many leadership positions. We believe this provides long-term focus and continuity to our operations while also providing opportunities for the growth and advancement of our employees. Our focus on retention is evident in the length of service of our executive, area, and divisional management teams. The average tenure of our executive team and homebuilding area presidents is 17 years, and the average tenure of our homebuilding division presidents is 18 years.

Information About Our Executive Officers

Set forth below is certain information with respect to our executive officers.

Name	Age	Position	Year Became An Executive Officer
Ryan R. Marshall	49	President and Chief Executive Officer	2012
Matthew W. Koart	60	Executive Vice President and Chief Operating Officer	2023
Robert T. O'Shaughnessy	58	Executive Vice President and Chief Financial Officer	2011
Todd N. Sheldon	56	Executive Vice President, General Counsel and Corporate Secretary	2017
Kevin A. Henry	56	Executive Vice President and Chief People Officer	2023
Brien P. O'Meara	51	Vice President and Controller	2020

The following is a brief account of the business experience of each executive officer during the past five years:

Mr. Marshall was appointed President in February 2016 and was additionally appointed Chief Executive Officer in September 2016.

Mr. Koart was appointed Executive Vice President and Chief Operating Officer in May 2023. Prior to joining our Company, he served as Chief Executive Officer of Koart Residential, Inc., a California residential developer, from December 2011 to May 2023.

Mr. O'Shaughnessy was appointed Executive Vice President and Chief Financial Officer in May 2011.

Mr. Sheldon was appointed Executive Vice President, General Counsel and Corporate Secretary in March 2017.

Mr. Henry was appointed Executive Vice President and Chief People Officer in June 2023. Prior to joining our Company, he served as Chief People Officer at BlueLinx Corporation, a publicly-traded building product distributor, from March 2022 to June 2023 and, previously, the Chief People Officer at Extended Stay America, a national operator of extended stay hotels, from August 2014 to February 2022.

Mr. O'Meara was appointed Vice President and Controller in February 2017 and was designated the Company's principal accounting officer in February 2020.

There is no family relationship between any of the executive officers or between any of our executive officers and any of our directors. Each executive officer serves at the pleasure of the Board of Directors.

ITEM 1A.   RISK FACTORS

Discussion of our business and operations included in this annual report on Form 10-K should be read together with the risk factors set forth below. They describe various risks and uncertainties to which we are, or may become, subject. These risks and uncertainties, together with other factors described elsewhere in this report, have the potential to affect our business, financial condition, results of operations, cash flows, strategies, or prospects in a material and adverse manner.

Risks Associated With Our Industry

Increases in interest rates, reductions in mortgage availability, or other increases in the effective costs of owning a home have prevented potential customers from buying our homes and adversely affected our business and financial results.

A large majority of our customers finance their home purchases through mortgage loans, many through Pulte Mortgage. Increases in interest rates can adversely affect the market for new homes, as potential homebuyers may be less willing or able to pay the increased monthly costs resulting from higher interest rates or to obtain mortgage financing. Up until 2022, mortgage interest rates in recent years had been at or near historic lows, thereby making new homes more affordable. However, in the second quarter of 2022, in response to the Federal Reserve's increases to the federal funds rate as part of their effort to reduce inflation, mortgage rates increased, reaching their highest levels since 2008. As a result, we began to experience lower than expected signups and traffic, as well as an increase in cancellation rates, during the second half of 2022 and into the first half of 2023. Ongoing volatility in interest rates may continue to negatively impact our operations and financial results.

A decrease in the availability of mortgage financing generally could also adversely impact the market for new homes, which could result from lenders increasing the qualifications needed for mortgages or adjusting their terms to address any increased credit risk. Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their current homes to potential buyers who need financing. These factors could adversely affect the sales or pricing of our homes and could also reduce the volume or margins in our financial services business. Our financial services business could also be impacted to the extent we are unable to match interest rates and amounts on loans we have committed to originate through the various hedging strategies we employ. These developments have historically had, and may in the future have, a material adverse effect on the overall demand for new housing and thereby on the results of operations of our business.

The liquidity provided by Fannie Mae and Freddie Mac to the mortgage industry is also critical to the housing market. The impact of the federal government's conservatorship of Fannie Mae and Freddie Mac on the short-term and long-term demand for new housing remains unclear. Any limitations or restrictions on the availability of financing by these agencies could adversely affect interest rates, mortgage financing, and our sales of new homes and mortgage loans. Additionally, the availability of FHA and VA mortgage financing, which is subject to the same interest rate and lending term risks, is an important factor in marketing some of our homes, and reduced availability of these financing options could negatively impact our results of operations.

The homebuilding industry is cyclical and deteriorations in industry conditions or downward changes in general economic or other business conditions have historically affected our business and financial results and could do so in the future.

The residential homebuilding industry is sensitive to changes in economic conditions and other factors, such as the level of employment, consumer confidence, consumer income, product affordability, availability of financing, inflation, and interest rate levels. Adverse changes in any of these conditions generally, or in the markets where we operate, could decrease demand and pricing for new homes in these areas and result in customer cancellations of pending contracts, which could adversely affect the number of home deliveries we make or reduce the prices we can charge for homes, either of which could result in a significant decrease in our revenues and earnings that could materially and adversely affect our financial condition.

For example, beginning in 2006 and continuing through 2011, the U.S. housing market was unfavorably impacted by severe weakness in new home sales attributable to, among other factors, weak consumer confidence, tightened mortgage standards, significant foreclosure activity, a more challenging appraisal environment, higher than normal unemployment levels, and significant uncertainty in the global economy. During this period, we incurred significant losses, including impairments of our land inventory and certain other assets, and some aspects of the housing industry have yet to return to pre-2007 production levels. Beginning in 2020, the COVID-19 pandemic also impacted our business and resulted in a significant slowdown in our business and impacts to our financial results, followed by historically high inflation, increased interest rates and weaker economic conditions all of which impacted the affordability of our homes and consumer sentiment.

Inflation has resulted in increased costs that we may not be able to recoup.

Inflation can adversely affect us by increasing costs of land, materials, and labor. In addition, significant inflation is often accompanied by higher interest rates, which recently have had a negative impact on demand for our homes. In an inflationary environment like the one we are currently experiencing, economic conditions and other market factors may make it difficult for us to raise home prices enough to keep up with the rate of inflation, which could reduce our profit margins or reduce the number of consumers who can afford to purchase one of our homes. We are currently experiencing heightened labor and materials prices which have resulted primarily from increased demand and inflationary monetary policy stemming from the onset of the COVID-19 pandemic in early 2020. These factors have increased our operational costs in recent periods, and if the current inflationary environment continues or worsens, we may not be able to adjust the pricing we charge for homes to offset these increased costs in the future, which would adversely impact our results of operations and cash flows.

Supply shortages and other risks related to the demand for skilled labor and building materials have and could continue to increase costs and delay deliveries.

The homebuilding industry is highly competitive for skilled labor. Labor shortages have continued to limit the availability of construction labor. Additionally, the supply of certain building materials, especially lumber, wood-based materials such as roof and floor trusses and oriented strand boards, steel, resin, concrete, copper, and petroleum-based materials, is limited and has been impacted by the combination of strong consumer demand, disruptions in the global supply chain caused by the COVID-19 pandemic, and major weather events at the point of manufacture of certain products. Supply constraints can also be further exacerbated by government policies which make it more difficult and/or expensive for suppliers to produce materials needed for our business. These factors, along with the consolidation of ownership of the source of supply for certain building materials, have resulted in increases to the prices of some materials. Increased costs and shortages of labor and materials can cause increases in construction costs, and construction delays. We may not be able to pass on increases in construction costs to customers and generally are unable to pass on any such increases to customers who have already entered into sales contracts as those sales contracts generally fix the price of the home at the time the contract is signed, which may be well in advance of the construction of the home. Sustained increases in construction costs may, over time, erode our margins, and pricing competition may restrict our ability to pass on any such additional costs, thereby decreasing our margins.

Our success depends on our ability to acquire land suitable for residential homebuilding in accordance with our land investment criteria.

The homebuilding industry is highly competitive for suitable land. The availability of finished and partially finished lots and undeveloped land for purchase that meet our internal criteria depends on a number of factors outside our control, including land availability in general, competition with other homebuilders and land buyers for desirable property, inflation in land prices, zoning, allowable housing density, and other regulatory requirements. Should suitable lots or land become less available, the number of homes we may be able to build and sell could be reduced, and the cost of land could be increased, perhaps substantially, which could adversely impact our results of operations.

Our long-term ability to build homes depends on our acquiring land suitable for residential building at reasonable prices in locations where we want to build. We experience significant competition for suitable land as a result of land constraints in many of our markets. As competition for suitable land increases, and as available land is developed, the cost of acquiring suitable land could rise, and the availability of suitable land at acceptable prices may decline. Any land shortages or any decrease in the supply of suitable land at reasonable prices could limit our ability to develop new communities or result in increased land costs. We may not be able to pass through to our customers any increased land costs, which could adversely impact our revenues, earnings, and margins.

If the market value of our land drops significantly, our profits could decrease and result in write-downs of the carrying values of land we own.

The market value of land can fluctuate significantly as a result of changing market conditions, and the measures we employ to manage inventory risk may not be adequate to insulate our operations from a severe drop in inventory values. We acquire land for expansion into new markets and for replacement of land inventory and expansion within our current markets. If housing demand decreases below what we anticipated when we acquired our inventory, we may not be able to make profits similar to what we have made in the past, we may experience less-than-anticipated profits, and/or we may not be able to recover our costs when we sell and build homes. When market conditions are such that land values are not appreciating, land option arrangements previously entered into may become less desirable, at which time we may elect to forgo deposits and pre-acquisition costs and terminate the agreements. In the face of adverse market conditions, we may have substantial inventory carrying costs, we may have to write down our inventory to its fair value, and/or we may have to sell land or homes at a loss. At times we have been required to record significant write-downs of the carrying value of our land inventory and we have elected not to exercise options to purchase land, even though that required us to forfeit deposits and write-off pre-acquisition costs. If market conditions were to deteriorate in the future, we could elect not to execute additional options and again be required to record significant write downs to our land inventory, which would decrease the asset values reflected on our balance sheet and could materially and adversely affect our earnings and our shareholders' equity.

Competition for homebuyers could reduce our deliveries or decrease our profitability.

The U.S. housing industry is highly competitive. Homebuilders compete for homebuyers in each of our markets with numerous national, regional, and local homebuilders on the basis of location, price, quality, reputation, design, community amenities, and our customers' overall sales and homeownership experiences. This competition with other homebuilders could reduce the number of homes we deliver or cause us to accept reduced margins to maintain sales volume.

We also compete with resales of existing or foreclosed homes, housing speculators, and available rental housing. Increased competitive conditions in the residential resale or rental market in the regions where we operate could decrease demand for new homes or unfavorably impact pricing for new homes.

Government regulations could increase the cost and limit the availability of our development and homebuilding projects or affect our related financial services operations and adversely affect our business or financial results.

Our operations are subject to building, safety, environmental, and other regulations imposed and enforced by various federal, state, and local governing authorities. New housing developments may also be subject to various assessments for schools, parks, streets, and other public improvements. These assessments have increased over recent years as other funding mechanisms have decreased, causing local governing authorities to seek greater contributions from homebuilders. All of these factors have caused and could in the future cause an increase in the effective cost of our homes.

We also are subject to a variety of local, state, and federal laws and regulations concerning protection of health, safety, and the environment. The impact of environmental laws varies depending upon the prior uses of the building site or adjoining properties and may be greater in areas with less supply where undeveloped land or desirable alternatives are less available. These matters may result in delays, may cause us to incur substantial compliance, remediation and other costs, and could prohibit or severely restrict development and homebuilding activity in environmentally sensitive regions or areas. More stringent requirements could be imposed in the future on homebuilders, developers, and financial services companies, thereby increasing the cost of compliance.

Our financial services operations are also subject to numerous federal, state, and local laws and regulations. These include eligibility requirements for participation in federal loan programs and compliance with consumer lending and similar requirements such as disclosure requirements, prohibitions against discrimination, and real estate settlement procedures. They also subject our operations to examination by applicable agencies, pursuant to which those agencies may limit our ability to provide mortgage financing or title services to potential purchasers of our homes. For our homes to qualify for FHA or VA mortgages, we must satisfy valuation standards and site, material, and construction requirements of those agencies.

Homebuilding is subject to warranty and other claims in the ordinary course of business that can be significant.

As a homebuilder, we are subject to home warranty, construction defect, and other claims arising in the ordinary course of business. We rely on subcontractors to perform the actual construction of our homes and, in some cases, to select and obtain building materials. Despite our detailed specifications and quality control procedures, in limited cases, subcontractors may use improper construction processes or defective materials. In such cases, it can result in the need to perform repairs to homes. We record warranty and other reserves relating to the homes we sell based on historical experience in our markets and our judgment of the qualitative risks associated with the types of homes built.

We have, and require our subcontractors to have, general liability, property, errors and omissions, workers compensation, and other business insurance. These insurance policies protect us against a portion of our risk of loss from claims, subject to certain self-insured per occurrence and aggregate retentions, deductibles, and available policy limits. In certain instances, we may offer our subcontractors the opportunity to purchase insurance through one of our captive insurance subsidiaries or participate in a project-specific insurance program sponsored by us. Policies issued by our captive insurance subsidiaries represent self-insurance of these risks by us. We reserve for costs to cover our self-insured and deductible amounts under these policies and for any costs of claims and lawsuits based on an analysis of our historical claims, which includes an estimate of claims incurred but not yet reported. Our insurance coverage, our subcontractor arrangements, and our reserves may not be adequate to address all our warranty and construction defect claims in the future, and there is typically a lag between our payment of claims and reimbursements from applicable insurance carriers. Contractual indemnities can be difficult to enforce, we may be responsible for applicable self-insured retentions, and some types of claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and the availability of general liability insurance for construction defects are costly and limited. There can be no assurance that coverage will not be further restricted or become more costly. Additionally, we are exposed to counterparty default risk related to our subcontractors, our insurance carriers, and our subcontractors' insurance carriers.

We can be injured by improper acts of persons over whom we do not have control or by the attempt to impose liabilities or obligations of third parties on us.

Although we expect all of our subcontractors, employees, officers, and directors to comply at all times with all applicable laws, rules, and regulations, there may be instances in which subcontractors or others through whom we do business engage in practices that do not comply with applicable laws, regulations, or governmental guidelines. When we learn of practices that do not comply with applicable laws, regulations, or government guidelines, including practices relating to homes, buildings, or multifamily properties we build or finance, we move to stop the non-complying practices as soon as possible, and we have taken disciplinary action regarding subcontractors and employees of ours who were aware of non-complying practices and did not take steps to address them, including in some instances terminating their employment or engagement. However, regardless of the steps we take after we learn of practices that do not comply with applicable laws, regulations, or government guidelines, we can in some instances be subject to fines or other governmental penalties, and our reputation can be injured, due to the practices having taken place.

The homes we sell are built by employees of subcontractors and other contract parties. We do not have the ability to control what these contract parties pay their employees or subcontractors or the work rules they impose on their employees or subcontractors. However, various governmental agencies have attempted to hold contract parties like us responsible for violations of wage and hour laws and other work-related laws by firms whose employees are performing contracted services. Governmental rulings or changes in state or local laws that make us responsible for labor practices by our subcontractors could create substantial exposures for us in situations that are not within our control.

Natural disasters, severe weather conditions and changing climate patterns could delay deliveries, increase costs, and decrease demand for new homes in affected areas.

Our homebuilding operations are located in many areas that are subject to natural disasters and severe weather. The occurrence of natural disasters or severe weather conditions can delay new home deliveries, increase costs by damaging inventories, reduce the availability of materials, and negatively impact the demand for new homes in affected areas. For instance, in recent years, hurricanes have caused significant disruptions in Florida and our Southeastern markets but did not result in a material impact to our results of operations. In addition, the increased prevalence of forest fires in recent years in our western markets has caused disruptions to our sales operations and development delays, and significant weather events have contributed to plant closures and transportation delays that have exacerbated stress on our supply chain. Furthermore, if our insurance does not fully cover business interruptions or losses resulting from these events, our earnings, liquidity, or capital resources could be adversely affected.

The impact of climate change and climate change or other governmental regulation may adversely impact our business.

In addition to more frequent extreme weather events, global climate change can also impact our operations through extensive governmental policy developments and shifts in consumer sentiment which have the potential individually or collectively to significantly disrupt our business as well as negatively affect our suppliers, independent contractors and customers. For instance, the requirement to modify our home designs mandated by upgraded building codes or recommended practices given a region's particular exposure to climate conditions can increase our costs, which we may not be able to recoup by increasing the price of our homes. Government restrictions, standards, or regulations intended to reduce greenhouse gas emissions or potential climate change impacts are also likely to result in restrictions on land development in certain areas and may increase energy, transportation, or raw material costs, which could reduce our housing gross profit margins and adversely affect our results of operations. For example, as the risk of flooding in coastal and other flood prone areas increases or the results of climate change result in water scarcity, local governments may increase the requirements on new home builders for zoning approvals and restrict areas where new homes may be built, resulting in increased development costs and greater competition for more desirable land parcels. In addition, as local governmental authorities and utilities are required to spend increasing amounts of their resources responding to and remediating weather and climate-related events, their ability to provide approvals and service to new housing communities may be impaired.

<u>Risks Related to Our Business Model and Capital Structure</u>

Adverse capital and credit market conditions may significantly affect our access to capital and cost of capital.

The capital and credit markets can experience significant volatility. We may need credit-related liquidity for the future development of our business and other capital needs. Without sufficient liquidity, we may not be able to purchase additional land or develop land, which could adversely affect our financial results. At December 31, 2023, we had cash, cash equivalents, and restricted cash of $1.8 billion as well as $937.3 million available under our revolving credit facility ("Revolving Credit Facility"). However, our internal sources of liquidity and Revolving Credit Facility may prove to be insufficient, and, in such case, we may not be able to successfully obtain additional financing on terms acceptable to us, or at all.

Another source of liquidity is our ability to use letters of credit and surety bonds relating to certain performance-related obligations and as security for certain land option agreements and insurance programs. The majority of these letters of credit and surety bonds are in support of our land development and construction obligations to various municipalities, other government agencies, and utility companies related to the construction of roads, sewers, and other infrastructure. At

December 31, 2023, we had outstanding letters of credit and surety bonds totaling $312.7 million and $2.4 billion, respectively. These letters of credit are generally issued via our unsecured Revolving Credit Facility, which contains certain financial covenants and other limitations. If we are unable to obtain letters of credit or surety bonds when required, or the conditions imposed by issuers increase significantly, our liquidity, and cost of operations could be adversely affected.

Our income tax provision and tax reserves may be insufficient if a taxing authority is successful in asserting positions that are contrary to our interpretations and related reserves, if any.

Significant judgment is required in determining our provision for income taxes and our reserves for federal, state, and local taxes. In the ordinary course of business, there may be matters for which the ultimate outcome is uncertain. Our evaluation of our tax matters is based on a number of factors, including relevant facts and circumstances, applicable tax law, correspondence with tax authorities during the course of audits, and effective settlement of audit issues. Although we believe our approach to determining the tax treatment for such items is appropriate, no assurance can be given that the final tax authority review will not be materially different than that which is reflected in our income tax provision and related tax reserves. Such differences could have a material adverse effect on our income tax provision in the period in which such determination is made and, consequently, on our financial position, cash flows, or net income.

We are periodically audited by various federal, state, and local authorities regarding tax matters. Our current audits are in various stages of completion; however, no outcome for a particular audit can be determined with certainty prior to the conclusion of the audit, appeal, and, in some cases, litigation process. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period determined. To provide for potential tax exposures, we consider a variety of factors, including relevant facts and circumstances, applicable tax law, correspondence with taxing authorities, and effective settlement of audit issues. If these reserves are insufficient upon completion of an audit, there could be an adverse impact on our financial position, cash flows, and results of operations.

We may not realize our deferred tax assets.

As of December 31, 2023, we had deferred tax assets of $89.5 million, against which we provided a valuation allowance of $24.8 million. The ultimate realization of our deferred tax assets is dependent upon generating future taxable income. While we have recorded valuation allowances against certain of our deferred tax assets, the valuation allowances are subject to change as facts and circumstances change.

Our ability to utilize net operating losses ("NOLs") and other tax attributes to offset our future taxable income or income tax would be limited if we were to undergo an "ownership change" within the meaning of Section 382 of the Internal Revenue Code (the "IRC"). An "ownership change" under Section 382 of the IRC would establish an annual limitation to the amount of NOLs and other tax attributes we could utilize to offset our taxable income or income tax in any single year. The application of these limitations might prevent full utilization of the deferred tax assets. To preserve our ability to utilize NOLs and other tax attributes in the future without a Section 382 limitation, we adopted a shareholder rights plan, which is triggered upon certain transfers of our securities, and amended our by-laws to prohibit certain transfers of our securities. Our shareholder rights plan, as amended, expires June 1, 2025, unless our Board of Directors and shareholders approve an amendment to extend the term prior thereto. Notwithstanding the foregoing measures, there can be no assurance that we will not undergo an ownership change within the meaning of Section 382. In addition, our shareholder rights plan may adversely affect the marketability of our common stock, because any non-exempt third party that acquires shares of our common stock in excess of the applicable threshold would suffer substantial dilution of its ownership interest.

The value of our deferred tax assets and liabilities are also dependent upon the tax rates expected to be in effect at the time they are realized. A change in enacted corporate tax rates in our major jurisdictions, especially the U.S. federal corporate tax rate, would change the value of our deferred taxes, which could be material.

Our inability to sell mortgages into the secondary market could significantly reduce our ability to sell homes unless we are willing to become a long-term investor in loans we originate.

We sell substantially all of the residential mortgage loans we originate within a short period in the secondary mortgage market. If we were unable to sell loans into the secondary mortgage market or directly to Fannie Mae and Freddie Mac, we would have to either (a) curtail our origination of residential mortgage loans, which, among other things, could significantly reduce our ability to sell homes, or (b) commit our own funds to long-term investments in mortgage loans, which, in addition to requiring us to deploy substantial amounts of our own funds, could delay the time when we recognize revenues from home sales on our statements of operations.

We are subject to claims related to mortgage loans we sold in the secondary mortgage market that may be significant.

Our mortgage operations may be responsible for losses arising out of claims associated with mortgage loans originated and sold to investors in the event of errors or omissions relating to certain representations and warranties made by us that the loans met certain requirements, including representations as to underwriting standards, the type of collateral, the existence of primary mortgage insurance, and the validity of certain borrower representations in connection with the loan. To date, the significant majority of these claims made by investors against our mortgage operations relate to loans originated prior to 2009, during which time inherently riskier loan products became more common in the origination market. We may also be asked to indemnify underwriters that purchased and securitized loans originated by a former subsidiary of Centex Corporation ("Centex"), which we acquired in 2009, for losses incurred by investors in those securitized loans based on similar breaches of representations and warranties.

The resolution of claims related to alleged breaches of these representations and warranties and repurchase claims could have a material adverse effect on our financial condition, cash flows and results of operations. Given the unsettled nature of these claims, changes in values of underlying collateral over time, and other uncertainties regarding the ultimate resolution of these claims, actual costs could differ from our current estimates. Accordingly, there can be no assurance that such reserves will not need to be increased in the future.

General Risk Factors

Information technology failures or data security breaches could harm our business and result in substantial costs.

We use information technology and other computer resources to carry out important operational activities and to maintain our business records. Our computer systems, including our back-up systems, are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches (through cyber-attacks from computer hackers and sophisticated organizations), catastrophic events such as fires, tornadoes and hurricanes, usage errors by our employees, or cyber-attacks or errors by third party vendors who could gain access to our confidential data or that of our customers, vendors, or employees. In particular, the frequency, severity and novelty of cyber-attacks on companies has increased in recent years, including significant ransomware attacks and foreign attacks on prominent companies and computer software programs, as threat actors become increasingly sophisticated and employ techniques, including malicious uses of artificial intelligence such as deepfakes, to launch attacks that are increasingly difficult to detect and defend against. We, like many organizations, have experienced and expect to continue to experience varying degrees of cybersecurity incidents in the course of our business, including phishing and social engineering intrusions which could lean, in turn, to ransomware attacks or other incidents that could impact our business.

While to our knowledge we have not experienced a significant cybersecurity incident that has materially affected our business strategy, results of operations or financial condition, and we are continuously working to improve our information technology systems and provide employee awareness training around phishing, malware, and other cyber risks to enhance our levels of protection, to the extent possible, against cyber risks and security breaches, and to enhance our monitoring to prevent, detect, contain, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have an impact on our business, there is no assurance that advances in computer capabilities, new technologies, methods or other developments will detect or prevent security breaches and safeguard access to proprietary or confidential information or otherwise prevent material consequences for our business and reputation.

If our computer systems and our back-up systems are damaged, breached, or cease to function properly, or if there are intrusions or failures of critical infrastructure such as the power grid or communications systems, we could suffer extended interruptions in our operations. Any such disruption could damage our reputation, result in lost customers, lost revenue and market value declines, lead to legal proceedings against us by affected third parties resulting in penalties or fines and require us to incur significant costs to remediate or otherwise resolve these issues. In addition to direct cyber-attacks on, or other disruptions of, our systems, cyber-attacks on, or other disruptions of, the systems of our suppliers, financial service companies, service providers and other parties on which we rely to conduct our business can result in their inability to provide services to us and impact our ability to conduct our business in the ordinary course.

Breaches of our computer or data systems, including those operated by third parties on our behalf, could also result in the unintended public disclosure or the misappropriation of our proprietary information or personal and confidential information, about our employees, customers and business partners, requiring us to incur significant expense to address and resolve. Improper conduct by our employees who have access to such information could also result in the misuse of such information. The misappropriation and/or release of confidential information may also lead to legal or regulatory proceedings against us by affected individuals and the outcome of such proceedings could include penalties or fines and require us to incur significant costs to remediate or otherwise resolve. Depending on its nature, a particular breach or series of breaches of our systems may result in the unauthorized use, appropriation or loss of confidential or proprietary information on a one-time or continuing basis, which may not be detected for a period of time.

The costs of maintaining adequate protection and insurance against such threats, as they develop in the future (or as legal requirements related to data security increase), could be material. While we currently have insurance coverage for losses incurred as a result of cyber-attacks, there is no assurance that future coverage will not be restricted or become more costly. In addition, there is no assurance that any such insurance would make us whole for any losses incurred by our Company. If we suffer cybersecurity incidents or data security issues in the future, we could suffer material liabilities, our reputation could be materially damaged, and our operations could be materially disrupted.

Negative publicity could negatively impact sales, which could cause our revenues or results of operations to decline.

Our business strategy relies heavily on our reputation and brands, which are critical to our success. Unfavorable media or investor and analyst reports related to our industry, company, brand, marketing, personnel, operations, business performance, or prospects may affect our stock price and the performance of our business, regardless of their accuracy or inaccuracy. Furthermore, the speed at which negative publicity is disseminated has increased dramatically through the use of electronic communication, including social media outlets, websites and other digital platforms. Our success in maintaining and enhancing our brand depends on our ability to adapt to this rapidly changing media environment. Adverse publicity or negative commentary from any media outlets could damage our reputation and reduce the demand for our homes, which would adversely affect our business.

We can also be affected by poor relations with the residents of communities we develop because efforts made by us to resolve issues or disputes that may arise in connection with the operation or development of their communities, or in connection with the transition of a homeowners association, could be deemed unsatisfactory by the affected residents and subsequent actions by these residents could adversely affect sales or our reputation. In addition, we could decide or be required to make material expenditures related to the settlement of such issues or disputes, which could adversely affect our results of operations.

The loss of the services of members of our senior management or a significant number of our operating employees could negatively affect our business.

Our success depends upon the skills, experience, and active participation of our senior management, many of whom have been with the Company for a significant number of years. If we were to lose members of our senior management, we might not be able to find appropriate replacements on a timely basis, and our operations could be negatively affected. Also, the loss of a significant number of operating employees in key roles or geographies where we are not able to hire qualified replacements could have a material adverse effect on our business.

We have significant intangible assets. If these assets become impaired, then our profits and shareholders' equity may be reduced.

We have significant intangible assets related to business combinations. If the carrying value of intangible assets is deemed impaired, the carrying value is written down to fair value. This would result in a charge to our earnings. If management's expectations of future results and cash flows decrease significantly, impairments of intangible assets may occur.

Our business was materially and adversely disrupted by the outbreak and worldwide spread of COVID-19 and could be materially and adversely disrupted by another epidemic or pandemic like COVID-19, or similar public threat, or fear of such an event, and the measures that international, federal, state and local governments, agencies, law enforcement and/or health authorities implement to address it.

Any epidemic, pandemic, or similar serious public health issue, and the measures undertaken by governmental authorities to address it, could significantly disrupt or prevent us from operating our business in the ordinary course for an extended period. As a result, the impact of such public health issues and the related governmental actions could have a significant adverse impact on our consolidated financial statements.

For instance, in 2020, the World Health Organization declared COVID-19 a pandemic, resulting in federal, state and local governments and private entities mandating various restrictions, including the closures of non-essential businesses for a period of time. These restrictions had an adverse impact on our business beginning in the spring of 2020. As effective treatment and mitigation measures for COVID-19 advanced, economic activity gradually resumed and demand for new homes improved significantly. The effects of the pandemic on economic activity, combined with the strong demand for new homes, caused many disruptions to our supply chain and shortages in certain building components and materials, as well as labor shortages. Some of those conditions continue to impact our operations and financial performance as have the impact of COVID-19 on the broader economy. For instance, pervasive inflation incurred in part by COVID-19 resulted in federal financial policies which increased mortgage interest rates resulting in a significant impact to our business. Our operational and financial performance could be impacted by a pandemic, including a resurgence in the COVID-19 pandemic and any containment or mitigation measures put in place as a result of the resurgence, all of which are highly uncertain, unpredictable and outside our control.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We have established processes and policies for assessing, identifying and managing material risks posed by cybersecurity threats. Our processes and policies are based upon the National Institute of Standards and Technology (NIST) Cybersecurity Framework with our processes focused on: (i) developing organizational understanding to manage cybersecurity risks, (ii) applying safeguards to protect our systems, (iii) detecting the occurrence of a cybersecurity incident, (iv) responding to a cybersecurity incident and (v) recovering from a cybersecurity incident. Where appropriate, these processes and policies are integrated into our overall risk management systems and processes. For instance, all of our employees with network access are required to complete information security and privacy training on an annual basis. We are continuously working to improve our information technology systems and provide employee awareness training around phishing, malware, and other cyber risks to enhance our levels of protection. We have engaged independent consultants and other third-parties to assist us in establishing and improving our policies. We conduct tabletop exercises with outside consultants at least annually to test our processes and policies and use feedback from those exercises to improve our processes. Our senior management and members of the Audit Committee of our Board of Directors participate in those exercises. Our processes and policies include the identification of those third-party relationships which have the greatest potential to expose us to cybersecurity threats and, upon identification, we conduct additional due diligence as a part of establishing those relationships. We also maintain insurance coverage for cybersecurity insurance as part of our overall insurance portfolio. For additional information concerning cybersecurity risks we face, see Item 1A Risk Factors – Information technology failures or data security breaches could harm our business and result in substantial costs.

Governance

Cybersecurity and risks related to our information technology and other computer resources are an important focus of our Board of Directors' risk oversight. Our Audit Committee receives materials on a frequent basis to address the identification and status of information technology cybersecurity risks, and management, including our Chief Information Officers (CIO) and Chief Information Security Officers (CISO), provides quarterly updates to our Audit Committee and an annual update to our Board of Directors with respect to cybersecurity matters.

Aspects of the information systems of our Homebuilding operations and our Financial Services operations are separate and distinct, and therefore each operation has a separate CIO and CISO. The CIOs are responsible for managing their respective CISO and ensuring their information security team is assessing and managing cybersecurity risks in accordance with our processes and procedures. Each of our CIOs has over 20 years' experience managing enterprise information technology systems. The CISO of our Homebuilding operations is a certified information security manager as certified by the Information Systems Audit and Control Association (ISACA).

Pursuant to our Cybersecurity Incident Response Plan (CIRP), when a cybersecurity event has been identified through our detection processes, it is assessed in order to determine whether the event is a cybersecurity incident. Our CIRP designates the primary manager of a cybersecurity incident, describes the parties who should be informed about the incident and outlines the processes for containment, eradication, recovery and resolution of the incident. Depending on the severity and impact of a cybersecurity threat, members of our senior management team and Board of Directors are notified of an incident and kept informed of the mitigation and remediation of the incident. We are not aware of any material cybersecurity incidents in the last three years.

ITEM 2.　PROPERTIES

Our homebuilding and corporate headquarters are located in leased office facilities at 3350 Peachtree Road NE, Suite 1500, Atlanta, Georgia 30326. Pulte Mortgage leases its primary office facilities in Englewood, Colorado. We also maintain various support functions in leased facilities in Tempe, Arizona. Our homebuilding divisions and financial services branches lease office space in the geographic locations in which they conduct their daily operations. In total across our organization, we lease approximately 1.6 million square feet of office space. The Company considers its properties suitable and adequate for its current business operations.

Because of the nature of our homebuilding operations, significant amounts of property are held as inventory in the ordinary course. Such properties are not included in response to this Item.

ITEM 3.　LEGAL PROCEEDINGS

We are involved in various legal and governmental proceedings incidental to our continuing business operations, many involving claims related to certain construction defects. The consequences of these matters are not presently determinable but, in our opinion, after consulting with legal counsel and taking into account insurance and reserves, the ultimate liability is not expected to have a material adverse impact on our results of operations, financial position, or cash flows. However, to the extent the liability arising from the ultimate resolution of any matter exceeds our estimates reflected in the recorded reserves relating to such matter, we could incur additional charges that could be significant.

ITEM 4.　MINE SAFETY DISCLOSURES

This Item is not applicable.


PART II


ITEM 5.　MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common shares are listed on the New York Stock Exchange (Symbol: PHM). At January 24, 2024, there were 1,994 shareholders of record.

In November 2023, our Board of Directors approved a quarterly cash dividend of $0.20 per common share, payable on January 3, 2024, to shareholders of record on December 19, 2023. The declaration of future cash dividends is at the discretion of our Board of Directors and will depend upon our future earnings, capital requirements and liquidity, cash flows, and financial conditions.

Issuer Purchases of Equity Securities

	Total number of shares purchased (1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs ($000's omitted)
October 1, 2023 to October 31, 2023	1,359,265	$ 72.29	1,359,265	$ 584,641 (2)
November 1, 2023 to November 30, 2023	1,239,446	83.37	1,239,446	$ 481,308 (2)
December 1, 2023 to December 31, 2023	1,014,602	97.00	1,014,602	$ 382,897 (2)
Total	3,613,313	$ 83.03	3,613,313	

(1)   During 2023, participants surrendered shares for payment of minimum tax obligations upon the vesting or exercise of previously granted share-based compensation awards. Such shares were not repurchased as part of our publicly-announced share repurchase programs and are excluded from the table above.

(2)   The Board of Directors approved a share repurchase authorization increase of $1.0 billion on April 24, 2023. There is no expiration date for this program, under which $382.9 million remained available as of December 31, 2023. During 2023, we repurchased 13.8 million shares for a total of $1.0 billion under this program. On January 29, 2024, the Board of Directors increased our share repurchase authorization by $1.5 billion. .

The information required by this item with respect to equity compensation plans is set forth under Item 12 of this annual report on Form 10-K and is incorporated herein by reference.

Performance Graph

The following line graph compares, for the fiscal years ended December 31, 2019, 2020, 2021, 2022, and 2023, (a) the yearly cumulative total shareholder return (i.e., the change in share price plus the cumulative amount of dividends, assuming dividend reinvestment, divided by the initial share price, expressed as a percentage) on PulteGroup's common shares, with (b) the cumulative total return of the Standard & Poor's 500 Stock Index and with (c) the Dow Jones U.S. Select Home Construction Index. The Dow Jones U.S. Select Home Construction Index is a widely-recognized index comprised primarily of large national homebuilders. We believe comparison of our shareholder return to this index represents a meaningful analysis for investors.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
AMONG PULTEGROUP, INC., S&P 500 INDEX, AND PEER INDEX
Fiscal Year Ended December 31, 2023



	2018	2019	2020	2021	2022	2023
PULTEGROUP, INC.	$ 100.00	$ 151.33	$ 170.47	$ 228.50	$ 184.59	$ 422.31
S&P 500 Index - Total Return	100.00	131.49	155.68	200.37	164.08	207.21
Dow Jones U.S. Select Home Construction Index	100.00	149.60	189.98	284.54	210.79	357.43

* Assumes $100 invested on December 31, 2018, and the reinvestment of dividends.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The demand for new homes declined beginning in mid-2022 as the Federal Reserve repeatedly increased benchmark interest rates in response to inflation, which, in turn, drove national mortgage and other interest rates higher and negatively impacted home affordability and consumer sentiment. Despite the higher mortgage interest rates that continued through most of 2023, demand for new homes began to strengthen in early 2023, weakened in the fall with continued mortgage interest rate volatility, and then gained momentum to end the year as mortgage interest rates moderated. For the full year, we experienced an increase in our net new orders of 23% in 2023 from 2022. The overall demand for new homes strengthened as the result of a continuing limited supply of existing home inventories in combination with the market adjusting to the higher interest rate environment. While affordability challenges for housing remain due to the higher interest rates, cost increases, and general inflation in recent years, we have responded by adjusting sales prices where necessary and focusing sales incentives on closing cost incentives, especially mortgage interest rate buydowns, which have supported the increase in our net new orders. Additionally, the rate of customer order cancellations that spiked in 2022 in response to inflation and interest rate increases has now normalized to historical levels.

Supply chain constraints that began after the onset of the COVID-19 pandemic improved in 2022 and 2023, which has contributed to a shortening of our production cycle times. The time required to construct a home was approximately six weeks shorter at the end of 2023 compared to the end of 2022, and we experienced sequential improvement throughout 2023. However, production cycle times remain elevated versus our historical norms as the availability of certain materials and construction labor remain challenged along with ongoing, though lessened, delays in municipal approvals and inspections.

Despite the recent improvements, the noted supply chain and labor issues have led to significant cost pressures in almost all areas of our business, but especially labor and materials costs related to the development of our land inventory and the construction of our homes. Lumber, in particular, has experienced heightened volatility in recent years. Due to the length of our construction cycle times, there is a lag between when such cost changes occur and when they impact our operating results. During 2023 and 2022, through a combination of cost reduction initiatives, construction pacing and sales strategies which took advantage of periods of strong consumer demand, we were able to largely offset the majority of such cost increases through the sales prices of our homes.

As the business slowed in the second half of 2022, we adjusted business practices to support a consistent cadence of house starts and an appropriate inventory of quick move-in homes as we focused on turning our assets and delivering high returns on investment. By achieving an effective balance of price and pace, we realized strong revenues and earnings in 2023. Within an evolving macroeconomic environment, consumers across all buyer segments and price points continued to demonstrate a strong desire for homeownership. As a result, we increased our housing starts throughout 2023. As interest rates continued to increase during 2023, buyer demand slowed slightly but strengthened again during the fourth quarter as a result of a recent decrease in mortgage interest rates.

We remain focused on taking a measured approach to our capital allocation strategy to effectively respond to future volatility in demand. Accordingly, we are focused on protecting liquidity and closely managing our cash flows while also continuing to focus on shareholder returns, including the following actions:

– Increasing our lot optionality within our land pipeline for increased flexibility;
– Producing sufficient levels of spec inventory (houses without customer orders) to service buyers seeking to close within 30 to 90 days;
– Maintaining a focus on shareholder return through share buybacks and dividends, including a 25% increase in our dividends from $0.16 to $0.20 per share effective with our January 2024 dividend payment;
– Taking an opportunistic approach to repurchasing debt; and
– Maintaining ample liquidity.

Although higher mortgage interest rates may persist for some time, the supply of both new and existing homes for sale remains limited, and demographics supporting housing demand remain favorable. We remain confident in our ability to navigate this environment and to position the Company to take advantage of opportunities as they arise and support future growth.

The following tables and related discussion set forth key operating and financial data for our Homebuilding and Financial Services operations as of and for the fiscal years ended December 31, 2023 and 2022. For similar operating and financial data and discussion of our fiscal 2022 results compared to our fiscal 2021 results, refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Part II of our annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 6, 2023.

The following is a summary of our operating results by line of business ($000's omitted, except per share data):

	Years Ended December 31,			
	2023		**2022**	
Income before income taxes:				
Homebuilding	$	3,316,075	$	3,307,328
Financial Services		133,192		132,230
Income before income taxes		3,449,267		3,439,558
Income tax expense		(846,895)		(822,241)
Net income	$	2,602,372	$	2,617,317
Per share data - assuming dilution:				
Net income	$	11.72	$	11.01

Homebuilding Operations

The following is a summary of income before income taxes for our Homebuilding operations ($000's omitted):

	Years Ended December 31,		
	2023	**FY 2023 vs. FY 2022**	**2022**
Home sale revenues *(a)*	$15,598,707	— %	$15,548,119
Land sale and other revenues	142,116	(1)%	143,144
Total Homebuilding revenues	15,740,823	— %	15,691,263
Home sale cost of revenues *(a) (b)*	(11,030,206)	1 %	(10,867,879)
Land sale and other cost of revenues	(124,607)	4 %	(119,906)
Selling, general, and administrative expenses ("SG&A") *(c)*	(1,312,642)	(5)%	(1,381,222)
Equity income from unconsolidated entities *(d)*	3,506	*(e)*	49,403
Gain on debt retirement	663	*(e)*	—
Other income (expense), net *(f)*	38,538	*(e)*	(64,331)
Income before income taxes	$ 3,316,075	— %	$ 3,307,328
Supplemental data:			
Gross margin from home sales *(a) (b)*	29.3 %	(80) bps	30.1 %
SG&A % of home sale revenues *(a) (c)*	8.4 %	(50) bps	8.9 %
Closings (units)	28,603	(2)%	29,111
Average selling price *(a)*	$ 545	2 %	$ 534
Net new orders *(g)*:			
Units	28,580	23 %	23,277
Dollars	$15,244,353	12 %	$13,589,392
Cancellation rate	16 %		19 %
Average active communities	906	12 %	810
Backlog at December 31:			
Units	12,146	— %	12,169
Dollars	$ 7,319,714	(5)%	$ 7,674,068

(a) All periods reflect the reclassification of closing cost incentives from home sale cost of revenues to home sale revenues (Note 1).

(b) Includes the amortization of capitalized interest.

(c) Includes insurance reserve reversals of $130.8 million and $65.0 million in 2023 and 2022, respectively.

(d) Equity income from unconsolidated entities includes a gain of $49.1 million in 2022 related to a property sale in an unconsolidated entity in Northern California.

(e) Percentage not meaningful.

(f) See "Other income (expense), net" for a table summarizing significant items (Note 1).

(g) Net new order dollars represent a composite of new order dollars combined with other movements of the dollars in backlog related to cancellations and change orders.

Home sale revenues

Home sale revenues for 2023 were higher than 2022 by $50.6 million. The increase was attributable to a 2% increase in average selling price partially offset by a 2% decrease in closings. The increase in average selling price reflected the impact of continued consumer demand and persistent inflation, partially offset by an increase in the mix of first-time buyer homes, which typically carry a lower sales price, and higher sales incentives in substantially all of our markets. The year-over-year increase in average selling price occurred in the majority of our markets. The decrease in closings during 2023 was primarily attributable to 2022 benefiting from a larger beginning backlog due to heightened demand during 2021 combined with a sharp decrease in net new orders in the fourth quarter of 2022 in response to the aforementioned sharp increase in mortgage interest rates.

Home sale gross margins

Home sale gross margins were 29.3% in 2023, compared with 30.1% in 2022. Gross margins remained strong in both 2023 and 2022 relative to historical levels. Generally, we were able to maintain pricing to substantially offset increases in house and land costs as a result of continued consumer demand combined with the low supply of new and existing homes for sale.

Land sale and other revenues

We periodically elect to sell parcels of land to third parties in the event such assets no longer fit into our strategic operating plans or are zoned for commercial or other development. Land sale and other revenues and their related gains or losses vary between periods, depending on the timing of land sales and our strategic operating decisions. Land sales and other revenues contributed income of $17.5 million and $23.2 million in 2023 and 2022, respectively.

SG&A

SG&A as a percentage of home sale revenues was 8.4% and 8.9% in 2023 and 2022, respectively. The gross dollar amount of our SG&A decreased $68.6 million, or 5%, in 2023 compared with 2022. This decrease is primarily attributable to lower insurance costs as a result of favorable claims experience partially offset by other overhead costs to support the higher number of active communities.

Other income (expense), net

Other income (expense), net includes the following ($000's omitted):

	2023	2022
Write-offs of deposits and pre-acquisition costs (Note 2)	$ (23,512)	$ (63,559)
Amortization of intangible assets (Note 1)	(10,538)	(11,118)
Interest income	61,533	1,971
Interest expense	(469)	(284)
Miscellaneous, net	11,524	8,659
Total other income (expense), net	$ 38,538	$ (64,331)

The higher write-offs of deposits and pre-acquisition costs in 2022 occurred primarily in the second half of 2022 as we made decisions to terminate a number of land option agreements due to the aforementioned sharp decrease in demand that began in mid-2022 but then recovered in 2023. Interest income increased significantly in 2023 as the result of significantly higher returns on invested cash balances due to the elevated interest rate environment.

Net new orders

Net new orders in units increased 23% in 2023 compared with 2022, while net new orders in dollars increased by 12% compared with 2022. The increased net new order volume in 2023 was primarily due to improved demand combined with better availability of quick move-in speculative homes. Net new orders in dollars increased a smaller amount than the increase in units as the result of both an increase in the mix of first-time buyer homes, which typically carry a lower sales price, and higher sales incentives in substantially all of our markets. The annual cancellation rate (canceled orders for the period divided by gross new orders for the period) decreased to 16% in 2023 compared to 19% in 2022. Cancellation rates began to increase in mid-2022 as the market responded to increased home affordability challenges resulting from a historic increase in mortgage interest rates, increases in the price of homes, and the impact of inflationary pressures in the broader economy. Ending backlog dollars, which represents orders for homes that have not yet closed, decreased 5% in 2023 compared with 2022, as a result of improved production cycle times.

Homes in production

The following is a summary of our homes in production at December 31, 2023 and 2022:

	2023	2022
Sold	9,508	10,247
Unsold		
Under construction	6,118	6,874
Completed	1,263	982
	7,381	7,856
Models	1,465	1,298
Total	18,354	19,401

The number of homes in production at December 31, 2023 was 5% lower compared to December 31, 2022. This decrease resulted from the lower order backlog caused by the lower number of sold homes and higher cancellations in the second half of 2022 following the significant increase in mortgage interest rates. This decrease was partially offset by an increased number of completed unsold homes, which reflected our strategic decision to increase starts of speculative units in response to buyer demand for quick move-in homes.

Controlled lots

The following is a summary of our lots under control at December 31, 2023 and 2022:

	December 31, 2023			December 31, 2022		
	Owned	**Optioned**	**Controlled**	**Owned**	**Optioned**	**Controlled**
Northeast	4,204	8,718	12,922	4,295	7,502	11,797
Southeast	18,911	27,666	46,577	16,692	23,433	40,125
Florida	26,922	35,543	62,465	26,413	29,667	56,080
Midwest	12,290	14,461	26,751	12,923	13,128	26,051
Texas	16,487	17,378	33,865	20,197	14,438	34,635
West	25,701	14,349	40,050	28,328	14,096	42,424
Total	104,515	118,115	222,630	108,848	102,264	211,112
	47 %	53 %	100 %	52 %	48 %	100 %
Developed (%)	45 %	18 %	31 %	43 %	16 %	30 %

While competition for well-positioned land is robust, we have continued to pursue land investments that we believe can achieve appropriate risk-adjusted returns on invested capital. We have also continued to seek to maintain a high percentage of our lots that are controlled via land option agreements as such contracts enable us to defer acquiring portions of properties owned by third parties or unconsolidated entities until we have determined whether and when to exercise our option, which reduces our financial risks associated with long-term land holdings. The remaining purchase price under our land option agreements totaled $6.4 billion at December 31, 2023.

Homebuilding Segment Operations

Our homebuilding operations represent our core business. Homebuilding offers a broad product line to meet the needs of homebuyers in our targeted markets. As of December 31, 2023, we conducted our operations in 46 markets located throughout 26 states. For reporting purposes, our Homebuilding operations are aggregated into six reportable segments:

Northeast:	*Connecticut, Maryland, Massachusetts, New Jersey, Pennsylvania, Virginia*
Southeast:	*Georgia, North Carolina, South Carolina, Tennessee*
Florida:	*Florida*
Midwest:	*Illinois, Indiana, Kentucky, Michigan, Minnesota, Ohio*
Texas:	*Texas*
West:	*Arizona, California, Colorado, Nevada, New Mexico, Oregon, Utah, Washington*

We also have a reportable segment for our financial services operations, which consist principally of mortgage banking, title, and insurance agency operations. The Financial Services segment operates generally in the same markets as the Homebuilding segments.

The following table presents selected financial information for our reportable Homebuilding segments:

| | | Operating Data by Segment ($000's omitted) | |
| | | Years Ended December 31, | |
	2023	FY 2023 vs. FY 2022	2022
Home sale revenues *(a)*:			
Northeast	$ 969,107	(9)%	$ 1,062,764
Southeast	2,669,065	(3)%	2,761,629
Florida	4,652,617	22 %	3,816,917
Midwest	2,084,807	(9)%	2,289,216
Texas	2,040,164	(6)%	2,180,852
West	3,182,947	(7)%	3,436,741
	$ 15,598,707	— %	$ 15,548,119
Income before income taxes *(b)*:			
Northeast	$ 218,159	(11)%	$ 244,233
Southeast	620,969	(10)%	692,279
Florida	1,212,675	29 %	939,034
Midwest	368,321	1 %	363,028
Texas	389,085	(16)%	465,461
West *(c)*	419,635	(39)%	687,403
Other homebuilding *(d)*	87,231	204 %	(84,110)
	$ 3,316,075	— %	$ 3,307,328
Closings (units):			
Northeast	1,417	(12)%	1,614
Southeast	5,201	2 %	5,105
Florida	7,742	12 %	6,928
Midwest	3,955	(14)%	4,579
Texas	5,295	(7)%	5,692
West	4,993	(4)%	5,193
	28,603	(2)%	$ 29,111
Average selling price *(a)*:			
Northeast	$ 684	4 %	$ 658
Southeast	513	(5)%	541
Florida	601	9 %	551
Midwest	527	5 %	500
Texas	385	1 %	383
West	637	(4)%	662
	$ 545	2 %	$ 534

(a)   All periods reflect the reclassification of closing cost incentives to home sale revenues from home sale cost of revenues (Note 1).

(b)   Includes land-related charges as summarized in the following land-related charges table (Notes 2 and 3).

(c)   West includes a gain of $49.1 million in 2022 related to a property sale in an unconsolidated entity in Northern California.

(d)   Other homebuilding includes corporate interest income, the amortization of intangible assets, the amortization of capitalized interest, and other items not allocated to the operating segments. Also includes insurance reserve reversals of $130.8 million and $65.0 million in 2023 and 2022, respectively (Note 11).

The following table presents additional selected financial information for our reportable Homebuilding segments:

| | **Operating Data by Segment ($000's omitted)** | | |
| | **Years Ended December 31,** | | |
	2023	**FY 2023 vs. FY 2022**	**2022**
Net new orders - units:			
Northeast	1,510	16%	1,300
Southeast	5,541	22%	4,535
Florida	6,893	12%	6,139
Midwest	4,297	33%	3,241
Texas	5,143	17%	4,382
West	5,196	41%	3,680
	28,580	23%	23,277
Net new orders - dollars:			
Northeast	$ 1,034,819	14%	$ 908,136
Southeast	2,758,983	8%	2,561,279
Florida	4,019,271	2%	3,941,197
Midwest	2,309,404	32%	1,753,351
Texas	1,916,753	8%	1,779,578
West	3,205,123	21%	2,645,851
	$ 15,244,353	12%	$ 13,589,392
Cancellation rates:			
Northeast	8%		11%
Southeast	10%		12%
Florida	16%		15%
Midwest	11%		12%
Texas	19%		26%
West	22%		30%
	16%		19%
Unit backlog:			
Northeast	567	20%	474
Southeast	2,246	18%	1,906
Florida	3,792	(18)%	4,641
Midwest	1,692	25%	1,350
Texas	1,637	(8)%	1,789
West	2,212	10%	2,009
	12,146	—%	12,169
Backlog dollars:			
Northeast	$ 408,371	19%	$ 342,658
Southeast	1,221,736	8%	1,131,817
Florida	2,497,827	(20)%	3,131,174
Midwest	1,011,503	29%	786,905
Texas	730,389	(14)%	853,801
West	1,449,888	2%	1,427,713
	$ 7,319,714	(5)%	$ 7,674,068

The following table presents additional selected financial information for our reportable Homebuilding segments:

	Operating Data by Segment **($000's omitted)**			
	Years Ended December 31,			
	2023		**2022**	
Land-related charges*:				
Northeast	$	497	$	4,597
Southeast		7,853		18,381
Florida		2,683		13,515
Midwest		7,786		6,517
Texas		3,661		6,745
West		19,343		16,406
Other homebuilding		1,292		495
	$	43,115	$	66,656

> * *Land-related charges include land impairments, net realizable value adjustments for land held for sale, and write-offs of deposits and pre-acquisition costs. Other homebuilding consists primarily of write-offs of capitalized interest resulting from land-related charges. See Notes 2 and 3 to the Consolidated Financial Statements for additional discussion of these charges.*

Northeast:

For 2023, Northeast home sale revenues decreased 9% compared with 2022 due to a 12% decrease in closings partially offset by a 4% increase in average selling price. The decrease in closings occurred across the majority of markets, while the increase in average selling price occurred across all markets. Income before income taxes decreased 11%, primarily due to decreased closings and revenues in the Northeast Corridor. Net new orders increased across all markets.

Southeast:

For 2023, Southeast home sale revenues decreased 3% compared with 2022 due to a 5% decrease in average selling price partially offset by a 2% increase in closings. The decrease in average selling price and increase in closings occurred across the majority of markets. Income before income taxes decreased 10%, primarily due to decreased revenues and gross margins across the majority of markets. Net new orders increased across the majority of markets.

Florida:

For 2023, Florida home sale revenues increased 22% compared with 2022 due to a 12% increase in closings combined with a 9% increase in average selling price. The increase in closings occurred across the majority of markets while the increase in average selling price occurred across all markets. Income before income taxes increased 29%, primarily due to increased revenues and gross margins across all markets. Net new orders increased across the majority of markets.

Midwest:

For 2023, Midwest home sale revenues decreased 9% compared with 2022 due to a 14% decrease in closings partially offset by a 5% increase in average selling price. The decrease in closings occurred across the majority of markets while the increase in average selling price occurred across all markets. Income before income taxes increased 1%, primarily due to the increase in average selling price across all markets, partially offset by the closing volume decline across the majority of markets. Net new orders increased across all markets.

Texas:

For 2023, Texas home sale revenues decreased 6% compared with 2022 due to a 7% decrease in closings partially offset by a 1% increase in average selling price. The decrease in closings occurred across all markets while the increase in average selling price occurred across the majority of markets. Income before income taxes decreased 16%, primarily due to decreased revenues and gross margins across all markets. Net new orders increased across the majority of markets.

West:

For 2023, West home sale revenues decreased 7% compared with 2022 primarily due to a 4% decrease in closings combined with a 4% decrease in average selling price. The decrease in closings and average selling price occurred across the majority of markets. Income before income taxes decreased 39%, primarily due to decreased revenues and gross margins across the majority of markets. Results for 2022 also included a gain of $49.1 million related to a property sale in an unconsolidated entity in Northern California. Net new orders increased across all markets.

Financial Services Operations

We conduct our Financial Services operations, which include mortgage banking, title, and insurance agency operations, through Pulte Mortgage and other subsidiaries. In originating mortgage loans, we initially use our own funds, including funds available pursuant to credit agreements with third parties. Substantially all of the loans we originate are sold in the secondary market within a short period of time after origination, generally within 30 days. We also sell the servicing rights for the loans we originate through fixed price servicing sales contracts to reduce the risks and costs inherent in servicing loans. This strategy results in owning the loans and related servicing rights for only a short period of time. Operating as a captive business model primarily targeted to supporting our Homebuilding operations, the business levels of our Financial Services operations are highly correlated to Homebuilding. Our Homebuilding customers continue to account for substantially all loan production. We believe that our capture rate, which represents loan originations from our Homebuilding operations as a percentage of total loan opportunities from our Homebuilding operations, excluding cash closings, is an important metric in evaluating the effectiveness of our captive mortgage business model. The following tables present selected financial information for our Financial Services operations ($000's omitted):

		Years Ended December 31,		
	2023	**FY 2023 vs. FY 2022**	**2022**	
Mortgage revenues	$ 202,614	(2)%	$	206,932
Title services revenues	85,462	7 %		80,198
Insurance agency commissions	32,679	33 %		24,586
Total Financial Services revenues	320,755	3 %		311,716
Expenses	(187,280)	4 %		(180,696)
Equity income from unconsolidated entities	1,055	(17)%		1,277
Other expense, net	(1,338)	*(a)*		(67)
Income before income taxes	$ 133,192	1 %	$	132,230
Total originations:				
Loans	17,427	(4)%		18,186
Principal	$ 6,924,910	(3)%	$	7,105,486

(a)   Percentage not meaningful

	Years Ended December 31,	
	2023	**2022**
Supplemental data:		
Capture rate	81.6 %	77.6 %
Average FICO score	748	748
Funded origination breakdown:		
Government (FHA, VA, USDA)	23 %	19 %
Other agency	74 %	74 %
Total agency	97 %	93 %
Non-agency	3 %	7 %
Total funded originations	100 %	100 %

Revenues

Total Financial Services revenues during 2023 increased 3% compared with 2022 as the result of higher earned title premiums and insurance commissions.

Income before income taxes

The increase in income before income taxes for 2023 as compared with 2022 was primarily attributable to higher title and insurance revenues partially offset by higher overhead expenses.

Income Taxes

Our effective income tax rate was 24.6% and 23.9% for 2023 and 2022, respectively. Our effective tax rate for each of these periods differs from the federal statutory rate primarily due to state income tax expense.

Liquidity and Capital Resources

We finance our land acquisition, development, and construction activities and financial services operations using internally-generated funds, supplemented by credit arrangements with third parties and capital market financing. We routinely monitor current and expected operational requirements and financial market conditions to evaluate accessing available financing sources, including revolving bank credit and securities offerings.

At December 31, 2023, we had unrestricted cash and equivalents of $1.8 billion, restricted cash balances of $42.6 million, and $937.3 million available under our Revolving Credit Facility (as defined below). Our ratio of debt-to-total capitalization, excluding our Financial Services debt, was 15.9% at December 31, 2023 as compared with 18.7% at December 31, 2022.

We follow a diversified investment approach for our cash and equivalents by maintaining such funds with a broad portfolio of banks within our group of relationship banks in high quality, highly liquid, short-term deposits and investments, which helps mitigate banking concentration risk. In response to recent volatility in the banking system, we have shifted a larger percentage of our cash and equivalents to money market funds to reduce the balances held in bank accounts.

For the next 12 months, we expect our principal demand for funds will be for the acquisition and development of land inventory, construction of house inventory, and operating expenses, including our general and administrative expenses. Though we experienced significant improvement in 2023, the elongation of our production cycle in recent years has required a greater investment of cash in our homes under production. Additionally, we plan to continue our dividend payments and repurchases of common stock. In August 2024, we need to repay or refinance Pulte Mortgage's master repurchase agreement with third-party lenders (as amended, the "Repurchase Agreement"). While we intend to refinance the Repurchase Agreement, there can be no assurances that the Repurchase Agreement can be renewed or replaced on commercially reasonable terms upon its expiration. However, we believe we have adequate liquidity to meet Pulte Mortgage's anticipated financing needs. Beyond the next twelve months, we will need to repay or refinance our Revolving Credit Facility, which matures in June 2027, and our unsecured senior notes, the next tranche of which becomes due in 2026. We may from time to time repurchase our unsecured senior notes through open market purchases, privately negotiated transactions, or otherwise.

We believe that our current cash position and other available financing resources, coupled with our ongoing operating activities, will provide sufficient liquidity to fund our business needs over the next twelve months and beyond. To the extent the sources of capital described above are insufficient to meet our needs, we may also conduct additional public offerings of our securities, refinance debt, dispose of certain assets to fund our operating activities, or draw on existing or new debt facilities.

Unsecured senior notes

At December 31, 2023, we had $1.9 billion of unsecured senior notes outstanding with no repayments due until March 2026, when $455.4 million of notes are scheduled to mature.

At December 31, 2022, we had $2.0 billion of unsecured senior notes outstanding with no repayments due until March 2026, when $500.0 million of notes were scheduled to mature.

During the twelve months ended 2023, we completed open market repurchases of $44.6 million and $56.1 million of our unsecured senior notes scheduled to mature in 2026 and 2027, respectively.

Other notes payable

Other notes payable include non-recourse and limited recourse secured notes with third parties that totaled $71.0 million at December 31, 2023. These notes have maturities ranging up to six years, are secured by the applicable land positions to which they relate, and generally have no recourse to other assets. The stated interest rates on these notes range up to 6%.

Joint venture debt

At December 31, 2023, aggregate outstanding debt of unconsolidated joint ventures was $73.5 million, of which $33.2 million related to one joint venture in which we have a 50% interest. In connection with this loan, we and our joint venture partner provided customary limited recourse guaranties in which our maximum financial loss exposure is limited to our pro rata share of the debt outstanding.

Revolving credit facility

We maintain a revolving credit facility ("Revolving Credit Facility") maturing in June 2027 that has a maximum borrowing capacity of $1.3 billion and contains an uncommitted accordion feature that could increase the capacity to $1.8 billion, subject to certain conditions and availability of additional bank commitments. The Revolving Credit Facility also provides for the issuance of letters of credit that reduce the available borrowing capacity under the Revolving Credit Facility, up to the maximum borrowing capacity. The interest rate on borrowings under the Revolving Credit Facility may be based on either the Secured Overnight Financing Rate or a base rate plus an applicable margin, as defined therein. The Revolving Credit Facility contains financial covenants that require us to maintain a minimum Tangible Net Worth and a maximum Debt-to-Capitalization Ratio (as each term is defined in the Revolving Credit Facility). As of December 31, 2023, we were in compliance with all covenants. Outstanding balances under the Revolving Credit Facility are guaranteed by certain of our wholly-owned subsidiaries.

At December 31, 2023, we had no borrowings outstanding, $312.7 million of letters of credit issued, and $937.3 million of remaining capacity under the Revolving Credit Facility. At December 31, 2022, we had no borrowings outstanding, $303.4 million of letters of credit issued, and $946.6 million of remaining capacity under the Revolving Credit Facility.

Financial Services debt

Pulte Mortgage provides mortgage financing for the majority of our home closings by utilizing its own funds and funds made available pursuant to credit agreements with third parties. Pulte Mortgage uses these resources to finance its lending activities until the loans are sold in the secondary market, which generally occurs within 30 days.

In August 2023, Pulte Mortgage entered into the Repurchase Agreement, which matures on August 14, 2024. The Repurchase Agreement replaced a substantially similar agreement that previously existed with different lenders. The maximum aggregate commitment was $850.0 million during the seasonally high borrowing period from December 27, 2023 through January 15,

2024. Thereafter, the maximum aggregate commitment ranges from $600.0 million to $700.0 million. The Repurchase Agreement also contains an accordion feature that could increase the commitment by $50.0 million above its active commitment level. The purpose of the changes in capacity during the term of the agreement is to lower associated fees during seasonally lower volume periods of mortgage origination activity. Borrowings under the Repurchase Agreement are secured by residential mortgage loans available-for-sale. The Repurchase Agreement contains various affirmative and negative covenants applicable to Pulte Mortgage, including quantitative thresholds related to net worth, net income, and liquidity. At December 31, 2023, Pulte Mortgage had $499.6 million outstanding at a weighted average interest rate of 7.15%, and $350.4 million of remaining capacity under the Repurchase Agreement. At December 31, 2022, Pulte Mortgage had $586.7 million outstanding at a weighted average interest rate of 5.39% and $213.3 million of remaining capacity under the Repurchase Agreement. Pulte Mortgage was in compliance with all of its covenants and requirements as of such dates.

Dividends and share repurchase program

We declared quarterly cash dividends totaling $149.8 million and $143.1 million in 2023 and 2022, respectively, and repurchased 13.8 million and 24.2 million shares in 2023 and 2022, respectively, for a total of $1.0 billion and $1.1 billion in 2023 and 2022, respectively. On April 24, 2023, the Board of Directors increased our share repurchase authorization by $1.0 billion. At December 31, 2023, we had remaining authorization to repurchase $382.9 million of common shares. On January 29, 2024, the Board of Directors increased our on January 29, 2024 share repurchase authorization by $1.5 billion.

Contractual obligations

We are a party to many contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the Consolidated Balance Sheet as of December 31, 2023, while others are considered future commitments. Our contractual obligations primarily consist of long-term debt and related interest payments, purchase obligations related to expected acquisitions and development of land, operating leases, and obligations under our various compensation and benefit plans.

We use letters of credit and surety bonds to guarantee our performance under various contracts, principally in connection with the development of our homebuilding projects. The expiration dates of the letter of credit contracts coincide with the expected completion date of the related homebuilding projects. If the obligations related to a project are ongoing, annual extensions of the letters of credit are typically granted on a year-to-year basis. At December 31, 2023, we had outstanding letters of credit of $312.7 million. Our surety bonds generally do not have stated expiration dates; rather, we are released from the bonds as the contractual performance is completed. These bonds, which approximated $2.4 billion at December 31, 2023, are typically outstanding over a period of approximately three to five years. Because significant construction and development work has been performed related to the applicable projects but has not yet received final acceptance by the respective counterparties, the aggregate amount of surety bonds outstanding is in excess of the projected cost of the remaining work to be performed.

In the ordinary course of business, we enter into land option agreements in order to procure land for the construction of houses in the future. At December 31, 2023, these agreements had an aggregate remaining purchase price of $6.4 billion. Pursuant to these land option agreements, we provide a deposit to the seller as consideration for the right to purchase land at different times in the future, usually at predetermined prices. At December 31, 2023, outstanding deposits totaled $405.4 million, of which $16.3 million is refundable.

For further information regarding our primary obligations, refer to Note 5, "Debt" and Note 11, "Commitments and Contingencies" to the Consolidated Financial Statements included elsewhere in this Annual Report on 10-K for amounts outstanding as of December 31, 2023, related to debt and commitments and contingencies, respectively.

Cash flows

Operating activities

Net cash provided by operating activities in 2023 was $2.2 billion, compared with net cash provided by operating activities of $668.5 million in 2022. Generally, the primary drivers of our cash flow from operations are profitability and changes in inventory levels and residential mortgage loans available-for-sale, each of which experiences seasonal fluctuations. Our positive cash flow from operations for 2023 was primarily due to our net income of $2.6 billion, which was partially offset by a $354.0 million net increase in inventories primarily attributable to investment in land inventory.

Net cash provided by operating activities in 2022 was primarily due to our net income of $2.6 billion, which was partially offset by a $2.3 billion net increase in inventories primarily attributable to higher house inventory in production resulting from more unsold units and extended production cycle times combined with investment in land inventory. Cash flow from operations in 2022 was also favorably impacted by a $266.3 million decrease in residential mortgage loans available-for-sale.

Investing activities

Net cash used in investing activities totaled $129.1 million in 2023, compared with $171.7 million in 2022. The 2023 cash outflows primarily reflect $23.4 million of investments in unconsolidated entities primarily in support of our land development activities and capital expenditures of $92.2 million related to our ongoing investment in new communities, construction operations, and certain information technology applications.

Net cash used in investing activities in 2022 primarily reflected $64.7 million of investments in unconsolidated entities primarily in support of our land development activities and capital expenditures of $112.7 million related to our ongoing investment in new communities, construction operations, and certain information technology applications.

Financing activities

Net cash used in financing activities was $1.3 billion in 2023 compared with $1.2 billion during 2022. The net cash used in financing activities for 2023 resulted primarily from the repurchase of 13.8 million common shares for $1.0 billion under our repurchase authorization, cash dividends of $142.5 million, and repayments of debt of $123.3 million.

Net cash used in financing activities for 2022 resulted primarily from the repurchase of 24.2 million common shares for $1.1 billion under our repurchase authorization and cash dividends of $144.1 million.

Seasonality

Although significant changes in market conditions have impacted our seasonal patterns in the past and could do so again, we have historically experienced variability in our quarterly results from operations due to the seasonal nature of the homebuilding industry. We generally experience increases in revenues and cash flow from operations during the fourth quarter based on the timing of home closings. This seasonal activity increases our working capital requirements in our third and fourth quarters to support our home production and loan origination volumes. As a result of the seasonality of our operations, our quarterly results of operations are not necessarily indicative of the results that may be expected for the full year. Additionally, given the disruption in economic activity caused by the COVID-19 pandemic, supply chain challenges, increase in mortgage interest rates, and other macroeconomic factors, our quarterly results in 2023 and 2022 are not necessarily indicative of results that may be achieved in the future.

Supplemental Guarantor Financial Information

As of December 31, 2023 PulteGroup, Inc. had outstanding $1.9 billion principal amount of unsecured senior notes due at dates from March 2026 through February 2035 and no amounts outstanding on its Revolving Credit Facility.

All of our unsecured senior notes and the Revolving Credit Facility are fully and unconditionally guaranteed, on a joint and several basis, by certain subsidiaries of PulteGroup, Inc. ("Guarantors" or "Guarantor Subsidiaries"). Each of the Guarantor Subsidiaries is 100% owned, directly or indirectly, by PulteGroup, Inc. Our subsidiaries associated with our financial services operations and certain other subsidiaries do not guarantee the unsecured senior notes or the Revolving Credit Facility (collectively, "Non-Guarantor Subsidiaries"). The guarantees are senior unsecured obligations of each Guarantor and rank equal with all existing and future senior debt of such Guarantor and senior to all subordinated debt of such Guarantor. The guarantees are effectively subordinated to any secured debt of such Guarantor to the extent of the value of the assets securing such debt.

A court could void or subordinate any Guarantor's guarantee under the fraudulent conveyance laws if existing or future creditors of any such Guarantor were successful in establishing that such Guarantor:

(a) incurred the guarantee with the intent of hindering, delaying or defrauding creditors; or

(b) received less than reasonably equivalent value or fair consideration in return for incurring the guarantee and, in the case of any one of the following is also true at the time thereof:

- such Guarantor was insolvent or rendered insolvent by reason of the issuance of the incurrence of the guarantee;
- the incurrence of the guarantee left such Guarantor with an unreasonably small amount of capital or assets to carry on its business;
- such Guarantor intended to, or believed that it would, incur debts beyond its ability to pay as they mature;
- such Guarantor was a defendant in an action for money damages, or had a judgment for money damages docketed against it, if the judgment is unsatisfied after final judgment.

The measures of insolvency for purposes of determining whether a fraudulent conveyance occurred would vary depending upon the laws of the relevant jurisdiction and upon the valuation assumptions and methodology applied by the court. However, in general, a court would deem a company insolvent if:

- the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;
- the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or
- it could not pay its debts as they became due.

The guarantees of the senior notes contain a provision to limit each Guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. However, under recent case law, this provision may not be effective to protect such guarantee from being voided under fraudulent transfer law or otherwise determined to be unenforceable. If a court were to find that the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under that guarantee, could subordinate that guarantee to presently existing and future indebtedness of the Guarantor or could require the holders of the senior notes to repay any amounts received with respect to that guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, holders may not receive any repayment on the senior notes.

Finally, as a court of equity, a bankruptcy court may subordinate the claims in respect of the guarantees to other claims against us under the principle of equitable subordination if the court determines that (1) the holder of senior notes engaged in some type of inequitable conduct, (2) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of senior notes and (3) equitable subordination is not inconsistent with the provisions of the bankruptcy code.

On the basis of historical financial information, operating history and other factors, we believe that each of the Guarantors, after giving effect to the issuance of the guarantees when such guarantees were issued, was not insolvent, did not have unreasonably small capital for the business in which it engaged and did not and has not incurred debts beyond its ability to pay such debts as they mature. We cannot provide assurance, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

The following tables present summarized financial information for PulteGroup, Inc. and the Guarantor Subsidiaries on a combined basis after intercompany transactions and balances have been eliminated among PulteGroup, Inc. and the Guarantor Subsidiaries, as well as their investment in and equity in earnings from the Non-Guarantor Subsidiaries ($000's omitted):

PulteGroup, Inc. and Guarantor Subsidiaries

Summarized Balance Sheet Data	December 31,			
ASSETS	**2023**		**2022**	
Cash, cash equivalents, and restricted cash	$	1,471,293	$	786,073
House and land inventory		11,474,861		10,925,830
Amount due from Non-Guarantor Subsidiaries		839,673		674,898
Total assets		14,451,614		13,074,398
LIABILITIES				
Accounts payable, customer deposits, accrued and other liabilities	$	2,810,832	$	2,785,286
Notes payable		1,962,218		2,045,527
Total liabilities		5,078,696		5,049,079

	Years Ended December 31,			
Summarized Statement of Operations Data	**2023**		**2022**	
Revenues	$	15,447,595	$	15,416,191
Cost of revenues		10,895,197		10,764,667
Selling, general, and administrative expenses		1,312,645		1,330,994
Income before income taxes		3,334,858		3,245,925

Critical Accounting Estimates

The preparation of the Company's financial statements in conformity with U.S. generally accepted accounting principles and the discussion and analysis of its financial condition and operating results requires management to make estimates and assumptions, including estimates about the future resolution of existing uncertainties that affect the amounts reported. As a result, actual results could differ from these estimates. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances. We believe the following critical accounting estimates reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements. For a discussion of all of our significant accounting policies, refer to Note 1, "Summary of Significant Accounting Policies".

Inventory and cost of revenues

Cost of revenues includes the construction cost, average lot cost, estimated warranty costs, and closing costs applicable to the home. The construction cost of the home includes amounts paid through the closing date of the home, plus an accrual for costs incurred but not yet paid, based on an analysis of budgeted construction costs. This accrual is reviewed for accuracy based on actual payments made after closing compared with the amount accrued, and adjustments are made if needed. Land acquisition and development costs are allocated to individual lots using an average lot cost determined based on the total expected land acquisition and development costs and the total expected home closings for the community. Total community land acquisition and development costs are based on an analysis of budgeted costs compared with actual costs incurred to date and estimates to complete. The development cycles for our communities range from under one year to in excess of 10 years for certain master planned communities. Adjustments to estimated total land acquisition and development costs for the community affect the amounts costed for the community's remaining lots.

We test inventory for impairment when events and circumstances indicate that the undiscounted cash flows estimated to be generated by the community may be less than its carrying amount. Such indicators include gross margins or sales paces significantly below expectations, construction costs or land development costs significantly in excess of budgeted amounts, significant delays or changes in the planned development for the community, and other known qualitative factors. Communities that demonstrate potential impairment indicators are tested for impairment by comparing the expected undiscounted cash flows for the community to its carrying value. For those communities whose carrying values exceed the expected undiscounted cash flows, we determine the fair value of the community and impairment charges are recorded if the fair value of the community's inventory is less than its carrying value.

We generally determine the fair value of each community using a combination of discounted cash flow models and market comparable transactions, where available. These estimated cash flows are significantly impacted by estimates related to expected average selling prices, expected sales paces, expected land development and construction timelines, and anticipated land development, construction, and overhead costs. The assumptions used in the discounted cash flow models are specific to each community. Due to uncertainties in the estimation process, the significant volatility in demand for new housing, the long life cycles of many communities, and potential changes in our strategy related to certain communities, actual results could differ significantly from such estimates.

Generally, a community must have projected gross margin percentages in the single digits or lower to potentially fail the undiscounted cash flow step and proceed to the fair value step. Our overall gross margin realized during 2023 and our average gross margin in backlog at December 31, 2023 both exceeded 28%, and we have only a small minority of communities with gross margins below 10%. However, in the event of an extended economic slowdown that leads to moderate or significant decreases in the price of new homes in certain geographic or buyer submarkets, we could have a larger number of communities that begin to approach these levels such that more detailed impairment analyses would be necessary, and the resulting impairments could be material. Additionally, we have $704.2 million of deposits and pre-acquisition costs at December 31, 2023 related to option agreements to acquire additional land. In the event of an extended economic slowdown, we could elect to cancel a large portion of such land option agreements, which would generally result in the write-off of the related deposits and pre-acquisition costs.

Self-insured risks

At any point in time, we are managing numerous individual claims related to general liability, property, errors and omission, workers compensation, and other business insurance coverage. We reserve for costs associated with such claims (including expected claims management expenses) on an undiscounted basis at the time product revenue is recognized for each home closing and periodically evaluate the recorded liabilities based on actuarial analyses of our historical claims. The actuarial analyses calculate estimates of the ultimate cost of all unpaid losses, including estimates for incurred but not reported losses ("IBNR"). IBNR represents losses related to claims incurred but not yet reported plus development on reported claims.

Our recorded reserves for all such claims totaled $563.1 million and $635.9 million at December 31, 2023 and 2022, respectively, the vast majority of which relate to general liability claims. The recorded reserves include loss estimates related to both (i) existing claims and related claim expenses and (ii) IBNR and related claim expenses. Liabilities related to IBNR and related claim expenses represented approximately 77% and 74% of the total general liability reserves at December 31, 2023 and 2022, respectively. The actuarial analyses that determine the IBNR portion of reserves consider a variety of factors, including the frequency and severity of losses, which are based on our historical claims experience supplemented by industry data. The actuarial analyses of the reserves also consider historical third party recovery rates and claims management expenses. Because of the inherent uncertainty in estimating future losses related to these claims, actual costs could differ significantly from estimated costs. Based on the actuarial analyses performed, we believe the range of reasonably possible losses related to these claims is $475 million to $650 million. While this range represents our best estimate of our ultimate liability related to these claims, due to a variety of factors, including those factors described above, there can be no assurance that the ultimate costs realized by us will fall within this range.

Volatility in both national and local housing market conditions can affect the frequency and cost of construction defect claims. Additionally, IBNR estimates comprise the majority of our liability and are subject to a high degree of uncertainty due to a variety of factors, including changes in claims reporting and resolution patterns, third party recoveries, insurance industry practices, the regulatory environment, and legal precedent. State regulations vary, but construction defect claims are reported and resolved over an extended period often exceeding ten years. Changes in the frequency and timing of reported claims and estimates of specific claim values can impact the underlying inputs and trends utilized in the actuarial analyses, which could have a material impact on the recorded reserves. Additionally, the amount of insurance coverage available for each policy period also impacts our recorded reserves. Because of the inherent uncertainty in estimating future losses and the timing of such losses related to these claims, actual costs could differ significantly from estimated costs.

Adjustments to reserves are recorded in the period in which the change in estimate occurs. During 2023 and 2022, we reduced general liability reserves by $130.8 million and $65.0 million, respectively, as a result of changes in estimates resulting from actual claim experience observed being less than anticipated in previous actuarial projections. The changes in actuarial estimates were driven by changes in actual claims experience that, in turn, impacted actuarial estimates for potential future claims. These changes in actuarial estimates did not involve any changes in actuarial methodology but did impact the development of estimates for future periods, which resulted in adjustments to the IBNR portion of our recorded liabilities. There were no material adjustments to individual claims. Rather, the adjustments reflect an overall lower level of losses related to construction defect claims in recent years as compared with our previous experience. We attribute this favorable experience to a variety of factors, including improved construction techniques, rising home values, and increased participation from our subcontractors in resolving claims.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risk on our debt instruments primarily due to fluctuations in interest rates. We utilize both fixed-rate and variable-rate debt. For fixed-rate debt, changes in interest rates generally affect the fair value of the debt instrument but not our earnings or cash flows. Conversely, for variable-rate debt, changes in interest rates generally do not affect the fair value of the debt instrument but could affect our earnings and cash flows. Except in very limited circumstances, we do not have an obligation to prepay our debt prior to maturity. As a result, interest rate risk and changes in fair value should not have a significant impact on our fixed-rate debt until we are required or elect to refinance or repurchase such debt.

The following tables set forth the principal cash flows by scheduled maturity, weighted-average interest rates, and estimated fair value of our debt obligations as of December 31, 2023 and 2022 ($000's omitted).

	As of December 31, 2023 for the Years Ended December 31,							
	2024	**2025**	**2026**	**2027**	**2028**	**Thereafter**	**Total**	**Fair Value**
Rate-sensitive liabilities:								
Fixed rate debt	$ 48,111	$ 6,240	$ 463,359	$ 443,875	$ 4,340	$ 1,004,340	$1,970,265	$ 2,080,187
Average interest rate	2.98 %	1.22 %	5.44 %	5.00 %	— %	6.68 %	5.89 %	
Variable rate debt *(a)*	$ 499,627	$ —	$ —	$ —	$ —	$ —	$ 499,627	$ 499,267
Average interest rate	7.15 %	— %	— %	— %	— %	— %	7.15 %	

	As of December 31, 2022 for the Years Ended December 31,							
	2023	**2024**	**2025**	**2026**	**2027**	**Thereafter**	**Total**	**Fair Value**
Rate-sensitive liabilities:								
Fixed rate debt	$ 20,841	$ 30,792	$ —	$ 503,595	$ 500,000	$ 1,000,000	$2,055,228	$ 2,079,218
Average interest rate	2.45 %	4.72 %	— %	5.49 %	5.00 %	6.71 %	5.92 %	
Variable rate debt *(a)*	$ 586,711	$ —	$ —	$ —	$ —	$ —	$ 586,711	$ 586,711
Average interest rate	5.39 %	— %	— %	— %	— %	— %	5.39 %	

(a) Includes the Pulte Mortgage Repurchase Agreement. There were no borrowings outstanding under our Revolving Credit Facility at either December 31, 2023 or 2022.

Derivative instruments and hedging activities

Pulte Mortgage is exposed to market risks from commitments to lend, movements in interest rates, and canceled or modified commitments to lend. A commitment to lend at a specific interest rate (an interest rate lock commitment ("IRLC")) is a derivative financial instrument (interest rate is locked to the borrower). The interest rate risk continues through the loan closing and until the loan is sold to an investor. We are generally not exposed to variability in cash flows of derivative instruments for more than approximately 90 days. In periods of rising interest rates, the length of exposure will generally increase due to customers locking in an interest rate sooner as opposed to letting the interest rate float. In periods of low interest rates, the length of exposure will also generally increase as customers desire to lock before the possibility of rising rates.

In order to reduce these risks, we use derivative financial instruments, principally cash forward contracts on mortgage-backed securities and whole loan investor commitments, to economically hedge the IRLC. We generally enter into one of the aforementioned derivative financial instruments upon accepting IRLCs. Changes in the fair value of IRLCs and the other derivative financial instruments are recognized in Financial Services revenues. We do not use any derivative financial instruments for trading purposes.

At December 31, 2023 and 2022, residential mortgage loans available-for-sale had an aggregate fair value of $516.1 million and $677.2 million, respectively. At December 31, 2023 and 2022, we had aggregate IRLCs of $404.7 million and $653.2 million, respectively, which were originated at interest rates prevailing at the date of commitment. Unexpired forward contracts totaled $745.0 million and $1.0 billion at December 31, 2023 and 2022, respectively, and whole loan investor commitments totaled $207.9 million and $285.9 million, respectively, at such dates. Hypothetical changes in the fair values of our financial instruments arising from immediate parallel shifts in long-term mortgage rates would not be material to our financial results due to the offsetting nature in the movements in fair value of our financial instruments.

SPECIAL NOTES CONCERNING FORWARD-LOOKING STATEMENTS

As a cautionary note, except for the historical information contained herein, certain matters discussed in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Item 7A, *Quantitative and Qualitative Disclosures About Market Risk*, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "plan," "project," "may," "can," "could," "might," "should," "will" and similar expressions identify forward-looking statements, including statements related to any potential impairment charges and the impacts or effects thereof, expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.

Such risks, uncertainties and other factors include, among other things: interest rate changes and the availability of mortgage financing; the impact of any changes to our strategy in responding to the cyclical nature of the industry or deteriorations in industry changes or downward changes in general economic or other business conditions, including any changes regarding our land positions and the levels of our land spend; economic changes nationally or in our local markets, including inflation, deflation, changes in consumer confidence and preferences and the state of the market for homes in general; labor supply shortages and the cost of labor; the availability and cost of land and other raw materials used by us in our homebuilding operations; a decline in the value of the land and home inventories we maintain and resulting possible future writedowns of the carrying value of our real estate assets; competition within the industries in which we operate; governmental regulation directed at or affecting the housing market, the homebuilding industry or construction activities, slow growth initiatives and/or local building moratoria; the availability and cost of insurance covering risks associated with our businesses, including warranty and other legal or regulatory proceedings or claims; damage from improper acts of persons over whom we do not have control or attempts to impose liabilities or obligations of third parties on us; weather related slowdowns; the impact of climate change and related governmental regulation; adverse capital and credit market conditions, which may affect our access to and cost of capital; the insufficiency of our income tax provisions and tax reserves, including as a result of changing laws or interpretations; the potential that we do not realize our deferred tax assets; our inability to sell mortgages into the secondary market; uncertainty in the mortgage lending industry, including revisions to underwriting standards and repurchase requirements associated with the sale of mortgage loans, and related claims against us; risks related to information technology failures or data security issues; failure to retain key personnel; the disruptions associated with the COVID-19 pandemic (or another epidemic or pandemic or similar public threat or fear of such an event), and the measures taken to address it; the effect of cybersecurity incidents and threats; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Item 1A – Risk Factors for a further discussion of these and other risks and uncertainties applicable to our businesses. We undertake no duty to update any forward-looking statement, whether as a result of new information, future events or changes in our expectations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

PULTEGROUP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2023 and 2022
($000's omitted, except per share data)

	2023	2022
ASSETS		
Cash and equivalents	$ 1,806,583	$ 1,053,104
Restricted cash	42,594	41,449
Total cash, cash equivalents, and restricted cash	1,849,177	1,094,553
House and land inventory	11,795,370	11,326,017
Land held for sale	23,831	42,254
Residential mortgage loans available-for-sale	516,064	677,207
Investments in unconsolidated entities	166,913	146,759
Other assets	1,545,667	1,291,572
Goodwill	68,930	68,930
Intangible assets	56,338	66,875
Deferred tax assets	64,760	82,348
	$ 16,087,050	$ 14,796,515
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Accounts payable, including book overdrafts of $117,212 and $87,578 at December 31, 2023 and 2022, respectively	$ 619,012	$ 565,975
Customer deposits	675,091	783,556
Deferred tax liabilities	302,155	215,446
Accrued and other liabilities	1,645,690	1,685,202
Financial Services debt	499,627	586,711
Notes payable	1,962,218	2,045,527
Total liabilities	5,703,793	5,882,417
Shareholders' equity:		
Preferred shares, $0.01 par value; 25,000,000 shares authorized, none issued	$ —	$ —
Common shares, $0.01 par value; 500,000,000 shares authorized, 212,557,522 and 225,840,443 shares issued and outstanding at December 31, 2023 and 2022, respectively	2,126	2,258
Additional paid-in capital	3,368,407	3,330,138
Retained earnings	7,012,724	5,581,702
Total shareholders' equity	10,383,257	8,914,098
	$ 16,087,050	$ 14,796,515

See Notes to Consolidated Financial Statements.

PULTEGROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2023, 2022, and 2021
(000's omitted, except per share data)

	2023	2022	2021
Revenues:			
Homebuilding			
Home sale revenues	$ 15,598,707	$ 15,548,119	$ 13,186,925
Land sale and other revenues	142,116	143,144	160,538
	15,740,823	15,691,263	13,347,463
Financial Services	320,755	311,716	389,532
Total revenues	16,061,578	16,002,979	13,736,995
Homebuilding Cost of Revenues:			
Home sale cost of revenues	(11,030,206)	(10,867,879)	(9,652,074)
Land sale and other cost of revenues	(124,607)	(119,906)	(134,013)
	(11,154,813)	(10,987,785)	(9,786,087)
Financial Services expenses	(187,280)	(180,696)	(168,486)
Selling, general, and administrative expenses	(1,312,642)	(1,381,222)	(1,208,698)
Equity income from unconsolidated entities, net	4,561	50,680	17,200
Gain (loss) on debt retirement	663	—	(61,469)
Other income (expense), net	37,200	(64,398)	(19,610)
Income before income taxes	3,449,267	3,439,558	2,509,845
Income tax expense	(846,895)	(822,241)	(563,525)
Net income	$ 2,602,372	$ 2,617,317	$ 1,946,320
Net income per share:			
Basic	$ 11.79	$ 11.07	$ 7.44
Diluted	$ 11.72	$ 11.01	$ 7.43
Cash dividends declared	$ 0.68	$ 0.61	$ 0.57
Number of shares used in calculation:			
Basic	219,958	235,010	259,285
Effect of dilutive securities	1,205	1,156	643
Diluted	221,163	236,166	259,928

See Notes to Consolidated Financial Statements.

PULTEGROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2023, 2022, and 2021
($000’s omitted)

	2023	2022	2021
Net income	$ 2,602,372	$ 2,617,317	$ 1,946,320
Other comprehensive income, net of tax:			
Change in value of derivatives	—	45	100
Other comprehensive income	—	45	100
Comprehensive income	$ 2,602,372	$ 2,617,362	$ 1,946,420

See Notes to Consolidated Financial Statements.

PULTEGROUP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the years ended December 31, 2023, 2022, and 2021
(000's omitted)

	Common Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
	Shares	$				
Shareholders' equity, December 31, 2020	266,464	$ 2,665	$ 3,261,412	$ (145)	$ 3,306,057	$ 6,569,989
Stock option exercises	1	—	11	—	—	11
Share issuances	525	5	4,176	—	—	4,181
Dividends declared	—	—	—	—	(148,133)	(148,133)
Share repurchases	(17,664)	(177)	—	—	(897,126)	(897,303)
Cash paid for shares withheld for taxes	—	—	—	—	(10,842)	(10,842)
Share-based compensation	—	—	25,192	—	—	25,192
Net income	—	—	—	—	1,946,320	1,946,320
Other comprehensive income	—	—	—	100	—	100
Shareholders' equity, December 31, 2021	249,326	$ 2,493	$ 3,290,791	$ (45)	$ 4,196,276	$ 7,489,515
Share issuances	676	7	6,024	—	—	6,031
Dividends declared	—	—	—	—	(143,134)	(143,134)
Share repurchases	(24,162)	(242)	—	—	(1,074,431)	(1,074,673)
Cash paid for shares withheld for taxes	—	—	—	—	(14,326)	(14,326)
Share-based compensation	—	—	33,323	—	—	33,323
Net income	—	—	—	—	2,617,317	2,617,317
Other comprehensive income	—	—	—	45	—	45
Shareholders' equity, December 31, 2022	225,840	$ 2,258	$ 3,330,138	$ —	$ 5,581,702	$ 8,914,098
Share issuances	511	6	4,835	—	—	4,841
Dividends declared	—	—	—	—	(149,806)	(149,806)
Share repurchases	(13,793)	(138)	—	—	(999,862)	(1,000,000)
Excise tax on share repurchases	—	—	—	—	(9,691)	(9,691)
Cash paid for shares withheld for taxes	—	—	—	—	(11,991)	(11,991)
Share-based compensation	—	—	33,434	—	—	33,434
Net income	—	—	—	—	2,602,372	2,602,372
Shareholders' equity, December 31, 2023	212,558	$ 2,126	$ 3,368,407	$ —	$ 7,012,724	$ 10,383,257

See Notes to Consolidated Financial Statements.

PULTEGROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2023, 2022, and 2021
($000's omitted)

	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 2,602,372	$ 2,617,317	$ 1,946,320
Adjustments to reconcile net income to net cash from operating activities:			
Deferred income tax expense	104,266	106,584	59,168
Land-related charges	43,115	66,656	12,302
(Gain) loss on debt retirement	(663)	—	61,469
Depreciation and amortization	80,824	70,918	69,953
Equity income from unconsolidated entities	(4,561)	(50,680)	(17,200)
Distributions of earnings from unconsolidated entities	4,564	49,151	2,110
Share-based compensation expense	48,200	42,989	36,745
Other, net	(758)	1,431	1,586
Increase (decrease) in cash due to:			
Inventories	(354,016)	(2,256,690)	(1,266,398)
Residential mortgage loans available-for-sale	160,934	266,310	(382,813)
Other assets	(290,631)	(140,761)	(159,906)
Accounts payable, accrued and other liabilities	(196,884)	(104,759)	640,685
Net cash provided by operating activities	2,196,762	668,466	1,004,021
Cash flows from investing activities:			
Capital expenditures	(92,201)	(112,661)	(72,781)
Investments in unconsolidated entities	(23,403)	(64,701)	(101,591)
Distributions of capital from unconsolidated entities	3,265	21,704	53,927
Business acquisition	—	(10,400)	(10,400)
Other investing activities, net	(16,756)	(5,685)	6,713
Net cash used in investing activities	(129,095)	(171,743)	(124,132)
Cash flows from financing activities:			
Repayments of notes payable	(123,290)	(4,856)	(836,893)
Borrowings under revolving credit facility	—	2,869,000	—
Repayments under revolving credit facility	—	(2,869,000)	—
Financial Services borrowings (repayments), net	(87,084)	(39,412)	214,302
Debt issuance costs	(1,572)	(11,167)	—
Proceeds from liabilities related to consolidated inventory not owned	129,656	58,729	—
Payments related to consolidated inventory not owned	(76,303)	(5,915)	—
Stock option exercises	—	—	11
Share repurchases	(1,000,000)	(1,074,673)	(897,303)
Cash paid for shares withheld for taxes	(11,991)	(14,326)	(10,842)
Dividends paid	(142,459)	(144,115)	(147,834)
Net cash used in financing activities	(1,313,043)	(1,235,735)	(1,678,559)
Net increase (decrease)	754,624	(739,012)	(798,670)
Cash, cash equivalents, and restricted cash at beginning of period	1,094,553	1,833,565	2,632,235
Cash, cash equivalents, and restricted cash at end of period	$ 1,849,177	$ 1,094,553	$ 1,833,565
Supplemental Cash Flow Information:			
Interest paid (capitalized), net	$ 10,786	$ 1,797	$ 10,856
Income taxes paid, net	$ 784,453	$ 641,948	$ 457,406

See Notes to Consolidated Financial Statements.

PULTEGROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Basis of presentation

PulteGroup, Inc. is one of the largest homebuilders in the U.S., and our common shares trade on the New York Stock Exchange under the ticker symbol "PHM". Unless the context otherwise requires, the terms "PulteGroup", the "Company", "we", "us", and "our" used herein refer to PulteGroup, Inc. and its subsidiaries. While our subsidiaries engage primarily in the homebuilding business, we also have mortgage banking operations, conducted principally through Pulte Mortgage LLC ("Pulte Mortgage"), and title and insurance agency operations.

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of PulteGroup, Inc. and all of its direct and indirect subsidiaries and variable interest entities in which PulteGroup, Inc. is deemed to be the primary beneficiary. All significant intercompany accounts, transactions, and balances have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Effective with our first quarter 2023 reporting, we reclassified our closing cost incentives provided to customers, including seller-paid financing costs, from home sale cost of revenues to home sale revenues. All prior period amounts have been reclassified to conform to the current presentation. As a result, all sales incentives provided to customers are classified as a reduction of home sale revenues. This reclassification had the effect of reducing both home sale revenues and home sale cost of revenues by the amount of such closing cost incentives, which totaled $226.0 million and $189.9 million for the years ended December 31, 2022 and 2021, respectively.

Subsequent events

We evaluated subsequent events up until the time the financial statements were filed with the Securities and Exchange Commission ("SEC").

Cash and equivalents

Cash and equivalents include institutional money market investments and time deposits with an original maturity of three months or less. Cash and equivalents at December 31, 2023 and 2022 also included $43.2 million and $42.9 million, respectively, of cash from home closings held in escrow for our benefit, typically for less than five days, which are considered deposits in-transit.

Restricted cash

We maintain certain cash balances that are restricted as to their use, including customer deposits on home sales that are temporarily restricted by regulatory requirements in certain states until title transfers to the homebuyer.

Investments in unconsolidated entities

We have investments in a number of unconsolidated entities, including joint ventures, with independent third parties. The equity method of accounting is used for unconsolidated entities over which we have significant influence; generally this represents ownership interests of at least 20% and not more than 50%. Under the equity method of accounting, we recognize our proportionate share of the earnings and losses of these entities. Certain of these entities sell land to us. We defer the recognition of profits from such activities until the time we ultimately sell the related land.

We evaluate our investments in unconsolidated entities for recoverability in accordance with ASC 323, "Investments – Equity Method and Joint Ventures". If we determine that a loss in the value of the investment is other than temporary, we write down the investment to its estimated fair value. Any such losses are recorded to equity in (earnings) loss of unconsolidated entities, which is reflected in other income (expense), net. Due to uncertainties in the estimation process and the significant volatility in demand for new housing, actual results could differ significantly from such estimates. See Note 4.

Intangible assets

Goodwill, which represents the cost of acquired businesses in excess of the fair value of the net assets of such businesses at the acquisition date, totaled $68.9 million at both December 31, 2023 and 2022. We assess goodwill for impairment annually in the fourth quarter and if events or changes in circumstances indicate the carrying amount may not be recoverable.

Intangible assets consist of primarily of tradenames acquired in connection with acquisitions and totaled $56.3 million, net of accumulated amortization of $98.2 million, at December 31, 2023, and $66.9 million, net of accumulated amortization of $87.7 million, at December 31, 2022. Such tradenames are generally being amortized over 20-year lives. Amortization expense totaled $10.5 million, $11.1 million, and $16.5 million in 2023, 2022 and 2021, respectively, and is expected to be $10.0 million in 2024, $9.3 million in 2025, $8.9 million in 2026, $6.5 million in 2027, and $6.3 million in 2028. The ultimate realization of these assets is dependent upon the future cash flows and benefits that we expect to generate from their use. We assess intangibles for impairment if events or changes in circumstances indicate the carrying amount may not be recoverable.

Property and equipment

Property and equipment are recorded at cost. Maintenance and repair costs are expensed as incurred. Depreciation is computed by the straight-line method based upon estimated useful lives as follows: office furniture and equipment - 3 to 10 years; leasehold improvements - life of the lease; software and hardware - 3 to 5 years; model park improvements and furnishings - 1 to 5 years. Property and equipment are included in other assets and totaled $221.5 million net of accumulated depreciation of $264.4 million at December 31, 2023 and $200.3 million net of accumulated depreciation of $242.3 million at December 31, 2022. Depreciation expense totaled $70.3 million, $59.8 million, and $53.5 million in 2023, 2022, and 2021, respectively.

Advertising costs

Advertising costs are expensed to selling, general, and administrative expense as incurred and totaled $57.5 million, $61.6 million, and $47.2 million, in 2023, 2022, and 2021, respectively.

Employee benefits

We maintain a defined contribution retirement plan that covers substantially all of our employees. Company contributions to the plan totaled $27.8 million, $27.6 million, and $23.4 million in 2023, 2022, and 2021, respectively.

Other income (expense), net

Other income (expense), net consists of the following ($000's omitted):

	2023	**2022**	**2021**
Write-offs of deposits and pre-acquisition costs (Note 2)	$ (23,512)	$ (63,559)	$ (12,283)
Amortization of intangible assets (Note 1)	(10,538)	(11,118)	(16,502)
Interest income	61,533	1,971	1,953
Interest expense	(469)	(284)	(502)
Miscellaneous, net	10,186	8,592	7,724
Total other income (expense), net	$ 37,200	$ (64,398)	$ (19,610)

Earnings per share

Basic earnings per share is computed by dividing income available to common shareholders (the "Numerator") by the weighted-average number of common shares, adjusted for unvested shares, (the "Denominator"), for the period. Computing diluted earnings per share is similar to computing basic earnings per share, except that the Denominator is increased to include the dilutive effects of unvested restricted share units and other potentially dilutive instruments. Anti-dilutive shares were immaterial in 2023, 2022, and 2021.

In accordance with ASC 260 "Earnings Per Share", the two-class method determines earnings per share for each class of common share and participating securities according to an earnings allocation formula that adjusts the Numerator for dividends or dividend equivalents and participation rights in undistributed earnings. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and, therefore, are included in computing earnings per share pursuant to the two-class method. Our outstanding restricted share units and deferred shares are considered participating securities. The following table presents a reconciliation of the Numerator used in our earnings per common share calculation ($000's omitted):

	December 31, 2023	December 31, 2022	December 31, 2021
Numerator:			
Net income	$ 2,602,372	$ 2,617,317	$ 1,946,320
Less: earnings distributed to participating securities	(511)	(846)	(1,218)
Less: undistributed earnings allocated to participating securities	(8,990)	(15,330)	(15,117)
Numerator for basic earnings per share	$ 2,592,871	$ 2,601,141	$ 1,929,985
Add: undistributed earnings allocated to participating securities	8,990	15,330	15,117
Less: undistributed earnings reallocated to participating securities	(8,923)	(15,229)	(15,080)
Numerator for diluted earnings per share	$ 2,592,938	$ 2,601,242	$ 1,930,022

Share-based compensation

We measure compensation cost for share-based compensation on the grant date. Fair value for restricted share units is determined based on the quoted price of our common shares on the grant date. We recognize compensation expense for restricted share units, the majority of which cliff vest at the end of three years, ratably over the vesting period. For share-based awards containing performance conditions, we recognize compensation expense ratably over the vesting period when it is probable that the stated performance targets will be achieved and record cumulative adjustments in the period in which estimates change. Compensation expense related to our share-based awards is included in selling, general, and administrative expense, except for a small portion recognized in Financial Services expenses. Forfeitures of share-based awards are recognized as a reduction of expense as incurred. See Note 7.

Income taxes

The provision for income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recognized by identifying the temporary differences arising from the different treatment of items for tax and accounting purposes. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is primarily dependent upon the generation of future taxable income. In determining the future tax consequences of events that have been recognized in the financial statements or tax returns, judgment is required. Differences between estimated and actual results could result in changes in the valuation of our deferred tax assets that could have a material impact on our consolidated results of operations or financial position. Changes in existing tax laws could also affect actual tax results including the valuation and realization of deferred tax assets and liabilities over time.

Unrecognized tax benefits represent the difference between tax positions taken or expected to be taken in a tax return and the benefits recognized for financial statement purposes. We follow the provisions of ASC 740, "Income Taxes", which prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Significant judgment is required to evaluate uncertain tax positions. Our evaluations of tax positions consider a variety of factors, including relevant facts and circumstances, applicable tax law, correspondence with taxing authorities, and effective settlements of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in income tax expense (benefit) in the period in which the change is made. Interest and penalties related to income taxes and unrecognized tax benefits are recognized as a component of income tax expense (benefit). See Note 8.

Revenue recognition

<u>Home sale revenues</u> - Home sale revenues and related profit are generally recognized when title to and possession of the home are transferred to the buyer at the home closing date. Our performance obligation to deliver the agreed-upon home is generally satisfied at the home closing date. Home sale contract assets consist of cash from home closings held in escrow for our benefit, typically for less than five days, which are considered deposits in-transit and classified as cash. Contract liabilities include customer deposit liabilities related to sold but undelivered homes, which totaled $675.1 million and $783.6 million at December 31, 2023 and 2022, respectively. Substantially all of our home sales are scheduled to close and be recorded to revenue within one year from the date of receiving a customer deposit. See Note 11 for information on warranties and related obligations.

<u>Land sale and other revenues</u> - We periodically elect to sell parcels of land to third parties in the event such assets no longer fit into our strategic operating plans or are zoned for commercial or other development. Land sales are generally outright sales of specified land parcels with cash consideration due on the closing date, which is generally when performance obligations are satisfied. Other revenues related to our construction services operations are generally recognized as materials are delivered and installation services are provided.

<u>Financial services revenues</u> - Loan origination fees, commitment fees, and discount points are recognized upon loan origination. Expected gains and losses from the sale of residential mortgage loans and their related servicing rights are included in the measurement of interest rate lock commitments ("IRLCs") that are accounted for at fair value through Financial Services revenues at the time of commitment. Subsequent changes in the fair value of IRLCs and residential mortgage available for sale are reflected in Financial Services revenues as they occur. Interest income is accrued from the date a mortgage loan is originated until the loan is sold. Mortgage servicing fees represent fees earned for servicing loans until the loans are sold. Servicing fees are based on a contractual percentage of the outstanding principal balance and are credited to income when related mortgage payments are received.

Revenues associated with our title operations are recognized as closing services are rendered and title insurance policies are issued, both of which generally occur as each home is closed. Insurance agency commissions relate to commissions on home and other insurance policies placed with third party carriers through various agency channels. Our performance obligations for policy renewal commissions are considered satisfied upon issuance of the initial policy. The related contract assets for estimated future renewal commissions are included in other assets and totaled $74.0 million and $57.3 million at December 31, 2023 and 2022, respectively.

Sales incentives

Sales incentives primarily relate to discounts on the selling price of the home, payment of closing costs, or free products or services offered to the customer. Sales incentives are recorded as a reduction of home sale revenues.

Inventory and cost of revenues

Inventory is stated at cost unless the carrying value is determined to not be recoverable, in which case the affected inventory is written down to fair value. Cost includes land acquisition, land development, and home construction costs, including interest, real estate taxes, and certain direct and indirect overhead costs related to development and construction. For those communities for which construction and development activities have been idled, applicable interest and real estate taxes are expensed as incurred. Land acquisition and development costs are allocated to individual lots using an average lot cost determined based on the total expected land acquisition and development costs and the total expected home closings for the community. The specific identification method is used to accumulate home construction costs.

We capitalize interest cost into homebuilding inventories. Each layer of capitalized interest is amortized over a period that approximates the average life of communities under development. Interest expense is allocated over the period based on the timing of home closings.

Cost of revenues includes the construction cost, average lot cost, and estimated warranty costs applicable to the home. Sales commissions are classified within selling, general, and administrative expenses. The construction cost of the home includes amounts paid through the closing date of the home, plus an accrual for costs incurred but not yet paid. Total community land acquisition and development costs are based on an analysis of budgeted costs compared with actual costs incurred to date and estimates to complete. The development cycles for our communities range from under one year to in excess of ten years for certain master planned communities. Adjustments to estimated total land acquisition and development costs for the community affect the amounts costed for the community's remaining lots.

We test inventory for impairment when events and circumstances indicate that the undiscounted cash flows estimated to be generated by the community may be less than its carrying amount. Such indicators include gross margins or sales paces significantly below expectations, construction costs or land development costs significantly in excess of budgeted amounts, significant delays or changes in the planned development or strategy for the community, and other known qualitative factors. Communities that demonstrate potential impairment indicators are tested for impairment by comparing the expected undiscounted cash flows for the community to its carrying value. For those communities whose carrying values exceed the expected undiscounted cash flows, we estimate the fair value of the community, and impairment charges are recorded if the fair value of the community's inventory is less than its carrying value. See Note 2.

Land held for sale

We periodically elect to sell parcels of land to third parties in the event such assets no longer fit into our strategic operating plans or are zoned for commercial or other development. Land held for sale is recorded at the lower of cost or fair value less costs to sell. In determining the fair value of land held for sale, we consider recent offers received, prices for land in recent comparable sales transactions, and other factors. We record net realizable value adjustments for land held for sale within Homebuilding land sale cost of revenues. See Note 2.

Warranty liabilities

Home buyers are provided with a limited warranty against certain building defects, including a one-year comprehensive limited warranty and coverage for certain other aspects of the home's construction and operating systems for periods of up to (and in limited instances exceeding) 10 years. We estimate the costs to be incurred under these warranties and record a liability in the amount of such costs at the time revenue is recognized (see Note 11).

Self-insured risks

We maintain, and require the majority of our subcontractors to maintain, general liability insurance coverage, including coverage for certain construction defects. We also maintain builders' risk, property, errors and omissions, workers compensation, and other business insurance coverage. These insurance policies protect us against a portion of the risk of loss from claims, subject to certain self-insured per occurrence and aggregate retentions, deductibles, and available policy limits. However, we retain a significant portion of the overall risk for such claims. We reserve for these costs on an undiscounted basis at the time revenue is recognized for each home closing and evaluate the recorded liabilities based on actuarial analyses of our historical claims, which include estimates of claims incurred but not yet reported. Adjustments to estimated reserves are recorded in the period in which the change in estimate occurs. In certain instances, we have the ability to recover a portion of our costs under various insurance policies or from our subcontractors or other third parties. Estimates of such amounts are recorded when recovery is considered probable. See Note 11.

Residential mortgage loans available-for-sale

Substantially all of the loans originated by us and their related servicing rights are sold in the secondary mortgage market within a short period of time after origination, generally within 30 days. In accordance with ASC 825, "Financial Instruments", we use the fair value option to record residential mortgage loans available-for-sale. Election of the fair value option for these loans allows a better offset of the changes in fair values of the loans and the derivative instruments used to economically hedge them without having to apply complex hedge accounting provisions. We do not designate any derivative instruments as hedges or apply the hedge accounting provisions of ASC 815, "Derivatives and Hedging". See Note 11 for discussion of the risks retained related to mortgage loan originations.

Expected gains and losses from the sale of residential mortgage loans and their related servicing rights are included in the measurement of IRLCs that are accounted for at fair value through Financial Services revenues at the time of commitment. Subsequent changes in the fair value of these loans are reflected in Financial Services revenues as they occur. At December 31, 2023 and 2022, residential mortgage loans available-for-sale had an aggregate fair value of $516.1 million and $677.2 million, respectively, and an aggregate outstanding principal balance of $508.5 million and $680.5 million, respectively. These changes in fair value were substantially offset by changes in fair value of the corresponding derivative instruments. Net gains from the sale of mortgages during 2023, 2022, and 2021 were $149.8 million, $157.3 million, and $251.3 million, respectively, and have been included in Financial Services revenues.

Mortgage servicing rights

We sell the servicing rights for the loans we originate through fixed price servicing sales contracts to reduce the risks and costs inherent in servicing loans. This strategy results in owning the servicing rights for only a short period of time. The servicing sales contracts provide for the reimbursement of payments made by the purchaser if loans prepay within specified periods of time, generally within 90 to 120 days after sale. We establish reserves for this exposure at the time the sale is recorded. Such reserves were immaterial at December 31, 2023 and 2022.

Interest income on mortgage loans

Interest income on mortgage loans is recorded in Financial Services revenues, accrued from the date a mortgage loan is originated until the loan is sold, and totaled $20.4 million, $14.2 million, and $10.0 million in 2023, 2022, and 2021, respectively. Loans are placed on non-accrual status once they become greater than 90 days past due their contractual terms. Subsequent payments received are applied according to the contractual terms of the loan. Mortgage discounts are not amortized as interest income due to the short period the loans are held until sale to third party investors.

Derivative instruments and hedging activities

We are party to IRLCs with customers resulting from our mortgage origination operations. At December 31, 2023 and 2022, we had aggregate IRLCs of $404.7 million and $653.2 million, respectively, which were originated at interest rates prevailing at the date of commitment. Since we can terminate a loan commitment if the borrower does not comply with the terms of the contract, and some loan commitments may expire without being drawn upon, these commitments do not necessarily represent future cash requirements. We evaluate the creditworthiness of these transactions through our normal credit policies.

We hedge our exposure to interest rate market risk relating to residential mortgage loans available-for-sale and IRLCs using forward contracts on mortgage-backed securities, which are commitments to either purchase or sell a specified financial instrument at a specified future date for a specified price, and whole loan investor commitments, which are obligations of an investor to buy loans at a specified price within a specified time period. Forward contracts on mortgage-backed securities are the predominant derivative financial instruments we use to minimize market risk during the period from the time we extend an interest rate lock to a loan applicant until the time the loan is sold to an investor. At December 31, 2023 and 2022, we had unexpired forward contracts of $745.0 million and $1.0 billion, respectively, and whole loan investor commitments of $207.9 million and $285.9 million, respectively. Changes in the fair value of IRLCs and other derivative financial instruments are recognized in Financial Services revenues, and the fair values are reflected in other assets or other liabilities, as applicable.

There are no credit-risk-related contingent features within our derivative agreements, and counterparty risk is considered minimal. Gains and losses on IRLCs are substantially offset by corresponding gains or losses on forward contracts on mortgage-backed securities and whole loan investor commitments. We are generally not exposed to variability in cash flows of derivative instruments for more than approximately 90 days.

The fair values of derivative instruments and their location in the Consolidated Balance Sheets are summarized below ($000's omitted):

	December 31, 2023		December 31, 2022	
	Other Assets	Other Liabilities	Other Assets	Other Liabilities
IRLCs	$ 3,926	$ 1,506	$ 10,830	$ 1,572
Forward contracts	110	26,104	4,144	20,853
Whole loan commitments	24	47	806	165
	$ 4,060	$ 27,657	$ 15,780	$ 22,590

Credit losses

We are exposed to credit losses primarily through our vendors and insurance carriers. We assess and monitor each counterparty's ability to pay amounts owed by considering contractual terms and conditions, the counterparty's financial condition, macroeconomic factors, and business strategy. Our assets exposed to credit losses consist primarily of insurance receivables, contract assets related to insurance agency commissions, accounts receivable, and vendor rebate receivables. Counterparties associated with these assets are generally highly rated. Allowances on the aforementioned assets were not material as of December 31, 2023.

New accounting pronouncements

In 2023, we adopted ASU 2020-04, "Reference Rate Reform (Topic 848)", as amended by ASU 2021-01 in January 2021, which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by the cessation of the London Interbank Offered Rate (LIBOR) or by another reference rate expected to be discontinued. Our adoption of ASU 2020-04 did not have a material impact on the Company's condensed consolidated financial statements.

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which requires expanded disclosure of significant segment expenses and other segment items on an annual and interim basis. ASU 2023-07 is effective for us for annual periods beginning after January 1, 2024 and interim periods beginning after January 1, 2025. We are currently evaluating the impact ASU 2023-07 will have on our financial statement disclosures.

In December 2023, FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which requires expanded disclosure of our income rate reconciliation and income taxes paid. ASU 2023-09 is effective for us for annual periods beginning after January 1, 2025. We are currently evaluating the impact ASU 2023-09 will have on our financial statement disclosures.

2. Inventory and land held for sale

Major components of inventory at December 31, 2023 and 2022 were ($000's omitted):

	2023	2022
Homes under construction	$ 5,262,850	$ 5,440,186
Land under development	5,805,993	5,134,432
Raw land	606,005	679,341
Consolidated inventory not owned *(a)*	120,522	72,058
	$ 11,795,370	$ 11,326,017

> *(a)* *Consolidated inventory not owned includes land sold to third parties for which the Company retains a repurchase option.*

In all periods presented, we capitalized all Homebuilding interest costs into inventory because the level of our active inventory exceeded our debt levels. Activity related to interest capitalized into inventory is as follows ($000's omitted):

	Years Ended December 31,		
	2023	2022	2021
Interest in inventory, beginning of period	$ 137,262	$ 160,756	$ 193,409
Interest capitalized	126,040	130,051	129,380
Interest expensed	(124,224)	(153,545)	(162,033)
Interest in inventory, end of period	$ 139,078	$ 137,262	$ 160,756

Land option agreements

We enter into land option agreements in order to procure land for the construction of homes in the future. Pursuant to these land option agreements, we generally provide a deposit to the seller as consideration for the right to purchase land at different times in the future, usually at predetermined prices. Such contracts enable us to defer acquiring portions of properties owned by third parties or unconsolidated entities until we have determined whether and when to exercise our option, which may serve to reduce our financial risks associated with long-term land holdings. Option deposits and pre-acquisition costs (such as environmental testing, surveys, engineering, and entitlement costs) are capitalized if the costs are directly identifiable with the land under option, the costs would be capitalized if we owned the land, and acquisition of the property is probable. Such costs are reflected in other assets and are reclassified to inventory upon taking title to the land. We write off deposits and pre-acquisition costs when it becomes probable that we will not go forward with the project or recover the capitalized costs. Such decisions take into consideration changes in local market conditions, the timing of required land purchases, the availability and best use of necessary incremental capital, and other factors. We record any such write-offs of deposits and pre-acquisition costs within other income (expense), net. See Note 1.

If an entity holding the land under option is a variable interest entity ("VIE"), our deposit represents a variable interest in that entity. No VIEs required consolidation at either December 31, 2023 or 2022 because we determined that we were not the primary beneficiary. Our maximum exposure to loss related to these VIEs is generally limited to our deposits and pre-acquisition costs under the applicable land option agreements. The following provides a summary of our interests in land option agreements ($000's omitted):

	December 31, 2023		December 31, 2022	
	Deposits and Pre-acquisition Costs	Remaining Purchase Price	Deposits and Pre-acquisition Costs	Remaining Purchase Price
Land options with VIEs	$ 238,070	$ 1,916,558	$ 213,895	$ 2,130,398
Other land options	466,139	4,531,566	264,860	3,269,843
	$ 704,209	$ 6,448,124	$ 478,755	$ 5,400,241

Land-related charges

We recorded the following land-related charges ($000's omitted):

	Statement of Operations Classification	2023	2022	2021
Net realizable value adjustments ("NRV") - land held for sale	Land sale and other cost of revenues	$ —	$ 107	$ 19
Land impairments	Home sale cost of revenues	19,603	2,990	—
Write-offs of deposits and pre-acquisition costs	Other income (expense), net	23,512	63,559	12,283
Total land-related charges		$ 43,115	$ 66,656	$ 12,302

Our evaluations for land-related charges are based on our best estimates of the future cash flows for our communities. Due to uncertainties in the estimation process, the significant volatility in demand for new housing, the long life cycles of certain of our communities, and potential changes in our strategy related to certain communities, actual results could differ significantly from such estimates.

3. Segment information

Our Homebuilding operations are engaged in the acquisition and development of land primarily for residential purposes within the U.S. and the construction of housing on such land. Home sale revenues for detached and attached homes were $13.1 billion and $2.5 billion in 2023, $13.2 billion and $2.3 billion in 2022, and $11.1 billion and $2.1 billion in 2021, respectively. For reporting purposes, our Homebuilding operations are aggregated into six reportable segments:

Northeast:	*Connecticut, Maryland, Massachusetts, New Jersey, Pennsylvania, Virginia*
Southeast:	*Georgia, North Carolina, South Carolina, Tennessee*
Florida:	*Florida*
Midwest:	*Illinois, Indiana, Kentucky, Michigan, Minnesota, Ohio*
Texas:	*Texas*
West:	*Arizona, California, Colorado, Nevada, New Mexico, Oregon, Utah, Washington*

We also have a reportable segment for our Financial Services operations, which consist principally of mortgage banking, title, and insurance agency operations. The Financial Services segment operates generally in the same markets as the Homebuilding segments. Evaluation of segment performance is generally based on income before income taxes. Each reportable segment generally follows the same accounting policies described in Note 1.

	Operating Data by Segment ($000's omitted) Years Ended December 31,		
	2023	**2022**	**2021**
Revenues *(a)*:			
Northeast	$ 969,628	$ 1,063,568	$ 1,112,778
Southeast	2,675,213	2,764,945	2,208,345
Florida	4,740,387	3,930,828	3,108,017
Midwest	2,089,257	2,292,871	1,959,752
Texas	2,069,467	2,193,295	1,768,895
West	3,196,871	3,445,756	3,189,676
	15,740,823	15,691,263	13,347,463
Financial Services	320,755	311,716	389,532
Consolidated revenues	$ 16,061,578	$ 16,002,979	$ 13,736,995
Income before income taxes *(a)(b)*:			
Northeast	$ 218,159	$ 244,233	$ 215,193
Southeast	620,969	692,279	417,880
Florida	1,212,675	939,034	585,680
Midwest	368,321	363,028	287,956
Texas	389,085	465,461	322,979
West *(c)*	419,635	687,403	592,845
Other homebuilding *(d)*	87,231	(84,110)	(134,405)
	3,316,075	3,307,328	2,288,128
Financial Services	133,192	132,230	221,717
Consolidated income before income taxes	$ 3,449,267	$ 3,439,558	$ 2,509,845

(a) All periods reflect the reclassification of closing cost incentives to home sale revenues from home sale cost of revenues (Note 1).

(b) Includes certain land-related charges (see the following table and Note 2).

(c) West includes a gain of $49.1 million related to a property sale in an unconsolidated entity in 2022.

(d) Other homebuilding includes the amortization of intangible assets, amortization of capitalized interest, and other items not allocated to the operating segments. Also included are insurance reserve reversals of $130.8 million, $65.0 million, and $81.1 million in 2023, 2022 and 2021, respectively, partially offset by a loss on debt retirement of $61.5 million in 2021 (Note 5).

	Operating Data by Segment ($000's omitted) Years Ended December 31,		
	2023	**2022**	**2021**
Land-related charges*:			
Northeast	$ 497	$ 4,597	$ 1,433
Southeast	7,853	18,381	5,365
Florida	2,683	13,515	1,088
Midwest	7,786	6,517	2,150
Texas	3,661	6,745	1,357
West	19,343	16,406	909
Other homebuilding	1,292	495	—
	$ 43,115	$ 66,656	$ 12,302

* *Land-related charges include land impairments, NRV adjustments for land held for sale, and write-offs of deposits and pre-acquisition costs for land option contracts we elected not to pursue. See Note 2 for additional discussion of these charges.*

	Operating Data by Segment ($000's omitted) Years Ended December 31,		
	2023	**2022**	**2021**
Depreciation and amortization:			
Northeast	$ 3,365	$ 2,956	$ 2,631
Southeast	6,056	5,151	4,765
Florida	13,471	11,720	8,823
Midwest	8,207	7,035	6,332
Texas	6,214	5,591	4,989
West	12,438	11,840	11,898
Other homebuilding	22,992	19,929	24,811
	72,743	64,222	64,249
Financial Services	8,081	6,696	5,704
	$ 80,824	$ 70,918	$ 69,953

Operating Data by Segment
($000's omitted)
December 31, 2023

	Homes Under Construction	Land Under Development	Raw Land	Consolidated Inventory Not Owned	Total Inventory	Total Assets
Northeast	$ 312,903	$ 337,130	$ 4,091	$ —	$ 654,124	$ 775,316
Southeast	786,698	826,240	80,451	27,963	1,721,352	1,994,492
Florida *(a)*	1,405,934	1,211,087	205,843	48,139	2,871,003	3,420,924
Midwest	621,144	685,139	14,265	3,472	1,324,020	1,476,166
Texas	634,574	721,032	101,394	40,948	1,497,948	1,686,609
West	1,473,617	1,688,498	190,082	—	3,352,197	3,752,089
Other homebuilding *(b)*	27,980	336,867	9,879	—	374,726	2,140,954
	5,262,850	5,805,993	606,005	120,522	11,795,370	15,246,550
Financial Services	—	—	—	—	—	840,500
	$ 5,262,850	$ 5,805,993	$ 606,005	$ 120,522	$11,795,370	$ 16,087,050

December 31, 2022

	Homes Under Construction	Land Under Development	Raw Land	Consolidated Inventory Not Owned	Total Inventory	Total Assets
Northeast	$ 321,687	$ 241,897	$ 45,455	$ —	$ 609,039	$ 700,413
Southeast	793,539	544,867	102,336	20,169	1,460,911	1,668,053
Florida *(a)*	1,417,657	1,081,836	125,253	51,889	2,676,635	3,195,091
Midwest	523,194	689,541	22,467	—	1,235,202	1,382,227
Texas	690,622	726,342	133,300	—	1,550,264	1,735,683
West	1,662,251	1,528,863	238,758	—	3,429,872	3,771,808
Other homebuilding *(b)*	31,236	321,086	11,772	—	364,094	1,470,919
	5,440,186	5,134,432	679,341	72,058	11,326,017	13,924,194
Financial Services	—	—	—	—	—	872,321
	$ 5,440,186	$ 5,134,432	$ 679,341	$ 72,058	$11,326,017	$ 14,796,515

(a) *Florida includes goodwill of $28.6 million, net of cumulative impairment charges of $20.2 million.*

(b) *Other homebuilding primarily includes cash and equivalents, capitalized interest, intangibles, deferred tax assets, and other corporate items that are not allocated to the operating segments. Other homebuilding also includes goodwill of $40.4 million.*

4. Investments in unconsolidated entities

We participate in a number of joint ventures and other investments with independent third parties. These entities generally purchase, develop, and sell land, including selling land to us for use in our homebuilding operations. Our investments in such entities totaled $166.9 million and $146.8 million at December 31, 2023 and 2022, respectively. In 2023, 2022, and 2021, we recognized earnings from unconsolidated joint ventures of $4.6 million , $50.7 million , and $17.2 million, respectively. We received distributions of capital from our unconsolidated joint ventures of $3.3 million, $21.7 million, and $53.9 million in 2023, 2022, and 2021, respectively. We made capital contributions to our unconsolidated joint ventures of $23.4 million, $64.7 million, and $101.6 million in 2023, 2022, and 2021, respectively.

At December 31, 2023, aggregate outstanding debt of unconsolidated joint ventures was $73.5 million, of which $33.2 million related to one joint venture in which we have a 50% interest. In connection with this loan, we and our joint venture partner provided customary limited recourse guaranties in which our maximum financial loss exposure is limited to our pro rata share of the debt outstanding.

The timing of cash flows related to a joint venture and any related financing agreements varies by agreement. If additional capital contributions are required and approved by the joint venture, we would need to contribute our pro rata portion of those capital needs in order to not dilute our ownership in the joint ventures. While future capital contributions may be required, we believe the total amount of such contributions will be limited. Our maximum financial exposure related to joint ventures is unlikely to exceed the combined investment and limited recourse guaranty totals.

5. Debt

Our notes payable are summarized as follows ($000's omitted):

	December 31,	
	2023	**2022**
5.500% unsecured senior notes due March 2026 *(a)*	$ 455,424	$ 500,000
5.000% unsecured senior notes due January 2027 *(a)*	443,875	500,000
7.875% unsecured senior notes due June 2032 *(a)*	300,000	300,000
6.375% unsecured senior notes due May 2033 *(a)*	400,000	400,000
6.000% unsecured senior notes due February 2035 *(a)*	300,000	300,000
Net premiums, discounts, and issuance costs *(b)*	(8,047)	(9,701)
Total senior notes	$ 1,891,252	$ 1,990,299
Other notes payable	70,966	55,228
Notes payable	$ 1,962,218	$ 2,045,527
Estimated fair value	$ 2,080,187	$ 2,079,218

(a) *Redeemable prior to maturity; guaranteed on a senior basis by certain wholly-owned subsidiaries.*

(b) *The carrying value of senior notes reflects the impact of premiums, discounts, and issuance costs that are amortized to interest cost over the respective terms of the senior notes.*

The indentures governing the senior notes impose certain restrictions on the incurrence of additional debt along with other limitations. At December 31, 2023, we were in compliance with all of the covenants and requirements under the senior notes.

We retired outstanding debt totaling $123.3 million, $4.9 million, and $836.9 million during 2023, 2022, and 2021, respectively. The retirements in 2023 included open market repurchases of $44.6 million and $56.1 million of our unsecured senior notes scheduled to mature in 2026 and 2027, respectively. The retirements in 2021 included a tender offer to retire $200.0 million and $100.0 million of our unsecured notes scheduled to mature in 2026 and 2027, respectively. The retirement in 2021 resulted in a loss of $61.5 million that included the write-off of debt issuance costs, unamortized discounts and premiums, and transaction fees related to the repurchased debt and which is reflected in other income (expense), net.

Other notes payable

Other notes payable include non-recourse and limited recourse collateralized notes with third parties that totaled $71.0 million and $55.2 million at December 31, 2023 and 2022, respectively. These notes have maturities ranging up to six years, are secured by the applicable land positions to which they relate, and generally have no recourse to any other assets. The stated interest rates on these notes range up to 6%. We recorded inventory through seller financing of $46.7 million, $39.1 million, and $50.9 million in 2023, 2022, and 2021, respectively.

Revolving credit facility

We maintain a revolving credit facility ("Revolving Credit Facility") maturing in June 2027 that has a maximum borrowing capacity of $1.3 billion and contains an uncommitted accordion feature that could increase the capacity to $1.8 billion, subject to certain conditions and availability of additional bank commitments. The Revolving Credit Facility also provides for the issuance of letters of credit that reduce the available borrowing capacity under the Revolving Credit Facility, up to the maximum borrowing capacity. The interest rate on borrowings under the Revolving Credit Facility may be based on either the Secured Overnight Financing Rate or a base rate plus an applicable margin, as defined therein. The Revolving Credit Facility contains financial covenants that require us to maintain a minimum Tangible Net Worth and a maximum Debt-to-Capitalization Ratio (as each term is defined in the Revolving Credit Facility). As of December 31, 2023, we were in compliance with all covenants. Outstanding balances under the Revolving Credit Facility are guaranteed by certain of our wholly-owned subsidiaries.

At December 31, 2023, we had no borrowings outstanding, $312.7 million of letters of credit issued, and $937.3 million of remaining capacity under the Revolving Credit Facility. At December 31, 2022, we had no borrowings outstanding, $303.4 million of letters of credit issued, and $946.6 million of remaining capacity under the Revolving Credit Facility.

Financial Services debt

In August 2023, Pulte Mortgage entered into a master repurchase agreement (the "Repurchase Agreement"), which matures on August 14, 2024. The Repurchase Agreement replaced a substantially similar agreement that previously existed with different lenders. The maximum aggregate commitment was $850.0 million during the seasonally high borrowing period from December 27, 2023 through January 15, 2024. At all other times, the maximum aggregate commitment ranges from $600.0 million to $700.0 million. The Repurchase Agreement also contains an accordion feature that could increase the commitment by $50.0 million above its active commitment level. The purpose of the changes in capacity during the term of the agreement is to lower associated fees during seasonally lower volume periods of mortgage origination activity. Borrowings under the Repurchase Agreement are secured by residential mortgage loans available-for-sale. The Repurchase Agreement contains various affirmative and negative covenants applicable to Pulte Mortgage, including quantitative thresholds related to net worth, net income, and liquidity. At December 31, 2023, Pulte Mortgage had $499.6 million outstanding at a weighted average interest rate of 7.15%, and $350.4 million of remaining capacity under the Repurchase Agreement. At December 31, 2022, Pulte Mortgage had $586.7 million outstanding at a weighted average interest rate of 5.39% and $213.3 million of remaining capacity under the Repurchase Agreement. Pulte Mortgage was in compliance with its covenants and requirements as of such dates.

6. Shareholders' equity

We declared quarterly cash dividends totaling $149.8 million, $143.1 million, and $148.1 million in 2023, 2022, and 2021, respectively. Under a share repurchase program authorized by our Board of Directors, we repurchased 13.8 million, 24.2 million, and 17.7 million shares in 2023, 2022, and 2021, respectively, for a total of $1.0 billion, $1.1 billion, and $897.3 million in 2023, 2022, and 2021, respectively. On April 24, 2023, the Board of Directors increased our share repurchase authorization by $1.0 billion. At December 31, 2023, we had remaining authorization to repurchase $382.9 million of common shares. On January 29, 2024, the Board of Directors increased our share repurchase authorization by $1.5 billion.

Under our stock compensation plans, we accept shares as payment under certain conditions related to stock option exercises and vesting of restricted shares and share units, generally related to the payment of tax obligations. During 2023, 2022, and 2021, employees surrendered shares valued at $12.0 million, $14.3 million, and $10.8 million, respectively, under these plans. Such share transactions are excluded from the above noted share repurchase authorization.

7. Stock compensation plans

We maintain a stock award plan for both employees and non-employee directors. The plan provides for the grant of a variety of equity awards, including time-based and performance-based restricted share units ("RSUs") to key employees for periods not to exceed ten years. Non-employee directors are awarded an annual distribution of common shares. RSUs represent the right to receive an equal number of common shares and are converted into common shares upon distribution. Time-based RSUs generally cliff vest after three years, and RSU holders earn cash or accrued dividends during the vesting period. Performance-based RSUs vest upon attainment of the stated performance targets and minimum service requirements and are converted into common shares upon distribution. As of December 31, 2023, there were 10.6 million shares that remained available for grant under the plan. Our stock compensation expense is presented below ($000's omitted):

	2023	2022	2021
RSUs	$ 28,112	$ 33,323	$ 25,192
Other long-term incentive plans	20,088	9,666	11,553
	$ 48,200	$ 42,989	$ 36,745

RSUs

A summary of RSUs is presented below (000's omitted, except per share data):

	2023		2022		2021	
	Shares	**Weighted-Average Per Share Grant Date Fair Value**	**Shares**	**Weighted-Average Per Share Grant Date Fair Value**	**Shares**	**Weighted-Average Per Share Grant Date Fair Value**
Outstanding, beginning of year	1,628	$ 48	1,995	$ 39	2,001	$ 33
Granted	714	59	550	54	720	47
Distributed	(550)	44	(813)	28	(642)	30
Forfeited	(133)	52	(104)	48	(84)	38
Outstanding, end of year	1,659	$ 54	1,628	$ 48	1,995	$ 39

During 2023, 2022, and 2021, the total fair value of shares vested during the year was $33.8 million, $40.5 million, and $30.5 million, respectively. Unamortized compensation cost related to share awards was $29.5 million at December 31, 2023. These costs will be expensed over a weighted-average period of approximately two years. Additionally, there were 0.2 million deferred shares at December 31, 2023, that had vested but had not yet been paid out because the payout date had been deferred by the holders.

Other long-term incentive plans

We maintain long-term incentive plans for senior management and other employees that provide awards based on the achievement of stated performance targets over three-year periods. Awards are denominated in either restricted stock units or dollars that are settled in common shares based on the stock price at the end of the performance period. We recognize the expense associated with the awards based on the probability of achieving the stated performance targets at each reporting period.

8. Income taxes

Components of current and deferred income tax expense (benefit) are as follows ($000's omitted):

	2023	2022	2021
Current expense			
Federal	$ 622,205	$ 615,434	$ 430,686
State and other	120,424	100,223	73,671
	$ 742,629	$ 715,657	$ 504,357
Deferred expense			
Federal	$ 72,854	$ 55,653	$ 57,743
State and other	31,412	50,931	1,425
	$ 104,266	$ 106,584	$ 59,168
Income tax expense	$ 846,895	$ 822,241	$ 563,525

The following table reconciles the statutory federal income tax rate to the effective income tax rate:

	2023	2022	2021
Income taxes at federal statutory rate	21.0 %	21.0 %	21.0 %
State and local income taxes, net of federal tax	3.5	3.4	3.3
Federal tax credits	(0.2)	(0.9)	(1.2)
Deferred tax asset valuation allowance	—	0.4	(0.8)
Other	0.3	—	0.2
Effective rate	24.6 %	23.9 %	22.5 %

The effective tax rates differ from the federal statutory rate primarily due to state income tax expense, benefits associated with federal energy efficient home credits, and changes in valuation allowances relating to projected utilization of certain state net operating loss ("NOL") carryforwards.

Deferred tax assets and liabilities reflect temporary differences arising from the different treatment of items for tax and accounting purposes. Components of our net deferred tax liability are as follows ($000's omitted):

	At December 31,	
	2023	2022
Deferred tax assets:		
Accrued insurance	$ 140,126	$ 138,289
Inventory valuation reserves	58,819	58,339
Capitalized inventory expenses	39,037	32,620
State NOL carryforwards	83,601	105,609
Other	65,432	66,500
	387,015	401,357
Deferred tax liabilities:		
Deferred income	(537,855)	(439,863)
Fixed assets and intangibles	(27,890)	(31,921)
Other	(33,909)	(31,802)
	(599,654)	(503,586)
Valuation allowance	(24,756)	(30,869)
Net deferred tax liability	$ (237,395)	$ (133,098)

We have state NOLs in various jurisdictions that may generally be carried forward up to 20 years, depending on the jurisdiction. Our state NOL carryforward deferred tax assets will expire if unused at various dates as follows: $10.7 million from 2024 to 2028 and $72.9 million from 2029 and thereafter.

We evaluate our deferred tax assets each period to determine if a valuation allowance is required based on whether it is "more likely than not" that some portion of the deferred tax assets would not be realized. The ultimate realization of these deferred tax assets is dependent upon the generation of sufficient taxable income during future periods. We conduct our evaluation by considering all available positive and negative evidence, including, among other factors, historical operating results, forecasts of future profitability, the duration of statutory carryforward periods, and the outlooks for the U.S. housing industry and broader economy.

The accounting for deferred taxes is based upon estimates of future results. Differences between estimated and actual results could result in changes in the valuation of our deferred tax assets that could have a material impact on our consolidated results of operations or financial position. Changes in existing tax laws could also affect actual tax results and the realization of deferred tax assets over time.

Unrecognized tax benefits represent the difference between tax positions taken or expected to be taken in a tax return and the benefits recognized for financial statement purposes. We had $58.2 million and $23.6 million of gross unrecognized tax benefits at December 31, 2023 and 2022, respectively. If recognized, $46.0 million and $18.7 million, respectively, of these amounts would impact our effective tax rate. Additionally, we had accrued interest and penalties of $6.3 million and $4.1 million at December 31, 2023 and 2022, respectively.

We do not expect the total amount of gross unrecognized tax benefits to increase or decrease by a material amount within the next twelve months. A reconciliation of the change in the unrecognized tax benefits is as follows ($000's omitted):

	2023	**2022**	**2021**
Unrecognized tax benefits, beginning of period	$ 23,612	$ 22,536	$ 30,855
Increases related to positions taken during a prior period	34,687	—	1,428
Decreases related to positions taken during a prior period	—	(303)	(8,896)
Increases related to positions taken during the current period	—	1,450	267
Decreases related to lapse of the applicable statute of limitations	(71)	(71)	(1,118)
Unrecognized tax benefits, end of period	$ 58,228	$ 23,612	$ 22,536

We continue to participate in the Compliance Assurance Process ("CAP") with the IRS as an alternative to the traditional IRS examination process. Through the CAP program, we work with the IRS to achieve tax compliance by resolving issues prior to filing the tax return. We are also currently under examination by state taxing jurisdictions and anticipate finalizing certain of the examinations within the next twelve months. The outcome of these examinations is not yet determinable, and we are not aware of unrecorded liabilities. The statute of limitations for our major tax jurisdictions generally remains open for examination for tax years 2019 to 2023.

9. Fair value disclosures

ASC 820, "Fair Value Measurements and Disclosures," provides a framework for measuring fair value in generally accepted accounting principles and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1   Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2   Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3   Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques

Our assets and liabilities measured or disclosed at fair value are summarized below ($000's omitted):

Financial Instrument	Fair Value Hierarchy	Fair Value December 31, 2023	Fair Value December 31, 2022
Measured at fair value on a recurring basis:			
Residential mortgage loans available-for-sale	Level 2	$ 516,064	$ 677,207
IRLCs	Level 2	2,420	9,258
Forward contracts	Level 2	(25,994)	(16,709)
Whole loan commitments	Level 2	(23)	641
Measured at fair value on a non-recurring basis:			
House and land inventory	Level 3	$ 12,906	$ 10,873
Disclosed at fair value:			
Cash and equivalents (including restricted cash)	Level 1	$ 1,849,177	$ 1,094,553
Financial Services debt	Level 2	499,627	586,711
Senior notes payable	Level 2	2,009,221	2,023,990
Other notes payable	Level 2	70,966	55,228

Fair values for agency residential mortgage loans available-for-sale are determined based on quoted market prices for comparable instruments. Fair values for non-agency residential mortgage loans available-for-sale are determined based on purchase commitments from whole loan investor. Fair values for IRLCs, including the value of servicing rights, and forward contracts on mortgage-backed securities are valued based on market prices for similar instruments. See Note 1 for a more detailed discussion of these derivative instruments.

Certain assets are required to be recorded at fair value on a non-recurring basis when events and circumstances indicate that the carrying value may not be recoverable. The non-recurring fair values included in the above table represent only those assets whose carrying values were adjusted to fair value during the quarterly period ended as of the respective balance sheet dates. See Note 1 for a more detailed discussion of the valuation methods used for inventory.

The carrying amounts of cash and equivalents, Financial Services debt, Other notes payable and the Revolving Credit Facility approximate their fair values due to their short-term nature and floating interest rate terms. The fair values of the Senior notes payable are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of similar issues. The carrying value of the senior notes payable was $1.9 billion at December 31, 2023 and $2.0 billion at December 31, 2022.

10. Other assets and accrued and other liabilities

Other assets are presented below ($000's omitted):

	December 31,	
	2023	**2022**
Accounts and notes receivable:		
Insurance receivables (Note 11)	$ 26,928	$ 43,746
Other receivables	179,249	193,047
	206,177	236,793
Deposits and pre-acquisition costs (Note 1)	704,209	478,755
Prepaid expenses	245,035	223,524
Property and equipment, net (Note 1)	221,488	200,262
Right-of-use assets (Note 11)	77,400	73,485
Income taxes receivable	29,950	24,281
Other	61,408	54,472
	$ 1,545,667	$ 1,291,572

We record receivables from various parties in the normal course of business, including amounts due from insurance companies (Note 11) and municipalities. In certain instances, we may accept consideration for land sales or other transactions in the form of a note receivable.

Accrued and other liabilities are presented below ($000's omitted):

	December 31,	
	2023	**2022**
Self-insurance liabilities (Note 11)	$ 563,103	$ 635,857
Compensation-related liabilities	250,372	239,459
Land development and construction liabilities	144,121	156,318
Liabilities related to consolidated inventory not owned (Note 2)	120,522	72,058
Warranty liabilities (Note 11)	120,393	108,348
Lease liabilities (Note 11)	91,554	90,083
Income tax liabilities	62,400	98,709
Dividends payable (Note 6)	43,916	36,696
Accrued interest	36,433	41,135
Loan origination liabilities (Note 11)	10,493	12,378
Other *(a)*	202,383	194,161
	$ 1,645,690	$ 1,685,202

    (a)   *Other liabilities primarily include liabilities associated with property taxes, forward contracts on mortgage-backed securities, and other miscellaneous liabilities.*

11. Commitments and contingencies

Loan origination liabilities

Our mortgage operations may be responsible for losses associated with mortgage loans originated and sold to investors in the event of errors or omissions relating to representations and warranties made by us that the loans met certain requirements, including representations as to underwriting standards, the existence of primary mortgage insurance, and the validity of certain borrower representations in connection with the loan. If a loan is determined to be faulty, we either indemnify the investor for potential future losses, repurchase the loan from the investor, or reimburse the investor's actual losses. Reserves provided are reflected in Financial Services expenses, and liabilities related to these exposures totaled $10.5 million and $12.4 million at December 31, 2023 and 2022, respectively.

Given the unsettled claims, changes in values of underlying collateral over time, and other uncertainties regarding the ultimate resolution of known and potential claims, actual costs could differ from our current estimates.

Letters of credit and surety bonds

In the normal course of business, we post letters of credit and surety bonds pursuant to certain performance-related obligations, as security for certain land option agreements, and under various insurance programs. The majority of these letters of credit and surety bonds are in support of our land development and construction obligations to various municipalities, other government agencies, and utility companies related to the construction of roads, sewers, and other infrastructure. We had outstanding letters of credit and surety bonds totaling $312.7 million and $2.4 billion, respectively, at December 31, 2023, and $303.4 million and $2.2 billion, respectively, at December 31, 2022. In the event any such letter of credit or surety bonds is drawn, we would be obligated to reimburse the issuer of the letter of credit or surety bond. We do not believe that a material amount, if any, of the letters of credit or surety bonds will be drawn. Our surety bonds generally do not have stated expiration dates; rather, we are released from the surety bonds as the underlying contractual performance is completed. Because significant construction and development work has been performed related to the applicable projects but has not yet received final acceptance by the respective counterparties, the aggregate amount of surety bonds outstanding is in excess of the projected cost of the remaining work to be performed.

Litigation and regulatory matters

We are involved in litigation and legal claims in the normal course of our business operations, including actions brought on behalf of various classes of claimants. We are also subject to a variety of local, state, and federal laws and regulations related to land development activities, house construction standards, sales practices, mortgage lending operations, employment practices, and protection of the environment. As a result, we are subject to periodic examination or inquiry by various governmental agencies that administer these laws and regulations.

We establish liabilities for legal claims and regulatory matters when such matters are both probable of occurring and any potential loss is reasonably estimable. We accrue for such matters based on the facts and circumstances specific to each matter and revise these estimates as the matters evolve. In such cases, there may exist an exposure to loss in excess of any amounts currently accrued. In view of the inherent difficulty of predicting the outcome of these legal and regulatory matters, we generally cannot predict the ultimate resolution of the pending matters, the related timing, or the eventual loss. While the outcome of such contingencies cannot be predicted with certainty, we do not believe that the resolution of such matters will have a material adverse impact on our results of operations, financial position, or cash flows. However, to the extent the liability arising from the ultimate resolution of any matter exceeds the estimates reflected in the recorded reserves relating to such matter, we could incur additional charges that could be significant.

Warranty liabilities

Factors that affect our warranty liabilities include the number of homes sold, historical and anticipated rates of warranty claims, and the projected cost of claims. We periodically assess the adequacy of the warranty liabilities for each geographic market in which we operate and adjust the amounts as necessary. Actual warranty costs in the future could differ from the current estimates. Changes in warranty liabilities were as follows ($000's omitted):

	2023	2022	2021
Warranty liabilities, beginning of period	$ 108,348	$ 107,117	$ 82,744
Reserves provided	107,522	85,011	93,919
Payments	(99,613)	(90,508)	(73,760)
Other adjustments	4,136	6,728	4,214
Warranty liabilities, end of period	$ 120,393	$ 108,348	$ 107,117

Self-insured risks

We maintain, and require our subcontractors to maintain, general liability insurance coverage. We also maintain builders' risk, property, errors and omissions, workers compensation, and other business insurance coverage. These insurance policies protect us against a portion of the risk of loss from claims. However, we retain a significant portion of the overall risk for such claims either through our own self-insured per occurrence and aggregate retentions, deductibles, policies issued by our captive insurance subsidiaries, and any potential claims in excess of available insurance policy limits.

Our general liability insurance includes coverage for certain construction defects. While construction defect claims may relate to a variety of issues, the majority of our claims relate to alleged problems with siding, windows, roofing, and foundations. The availability of general liability insurance for the homebuilding industry and its subcontractors has become increasingly limited, and the insurance policies available require companies to retain significant per occurrence and aggregate retention levels. In certain instances, we may offer our subcontractors the opportunity to purchase general liability insurance through one of our captive insurance subsidiaries or participate in a project-specific insurance program. Policies issued by our captive insurance subsidiaries represent self-insurance of these risks by us. This self-insured exposure is limited by reinsurance policies that we purchase. General liability coverage for the homebuilding industry is complex, and our coverage varies from policy year to policy year. Our insurance coverage requires a per occurrence retention up to an overall aggregate amount. Amounts paid to resolve insured claims apply to our per occurrence and aggregate retention obligations. Any amounts incurred in excess of the occurrence or aggregate retention levels are covered by insurance up to the purchased coverage levels. Our insurance policies, including the captive insurance subsidiaries' reinsurance policies, are maintained with highly-rated carriers for whom we believe counterparty default risk is not significant.

At any point in time, we are managing numerous individual claims related to general liability, property, errors and omission, workers compensation, and other business insurance coverage. We reserve for costs associated with these claims (including expected claims management expenses) on an undiscounted basis at the time revenue is recognized for each home closing and evaluate the recorded liabilities based on actuarial analyses of our historical claims. The actuarial analyses calculate estimates of the ultimate net cost of all unpaid losses, including estimates for incurred but not reported losses ("IBNR"). IBNR represents losses related to claims incurred but not yet reported plus development on reported claims.

Our recorded reserves for all such claims totaled $563.1 million and $635.9 million at December 31, 2023 and 2022, respectively, the vast majority of which relate to general liability claims. The recorded reserves include loss estimates related to both (i) existing claims and related claim expenses and (ii) IBNR and related claim expenses. Liabilities related to IBNR and related claim expenses represented approximately 77% and 74% of the total general liability reserves at December 31, 2023 and 2022, respectively. The actuarial analyses that determine the IBNR portion of reserves consider a variety of factors, including the frequency and severity of losses, which are based on our historical claims experience supplemented by industry data. The actuarial analyses of the reserves also consider historical third party recovery rates and claims management expenses.

Volatility in both national and local housing market conditions may affect the frequency and cost of construction defect claims. Additionally, IBNR estimates comprise the majority of our liability and are subject to a high degree of uncertainty due to a variety of factors, including changes in claims reporting and resolution patterns, third party recoveries, insurance industry practices, the regulatory environment, and legal precedent. State regulations vary, but construction defect claims are reported and resolved over an extended time period often exceeding ten years. Changes in the frequency and timing of reported claims and estimates of specific claim values can impact the underlying inputs and trends utilized in the actuarial analyses, which could have a material impact on the recorded reserves. Because of the inherent uncertainty in estimating future losses and the timing of such losses related to these claims, actual costs could differ significantly from estimated costs.

Adjustments to reserves are recorded in the period in which the change in estimate occurs. During 2023, 2022, and 2021, we reduced reserves, primarily general liability reserves, by $130.8 million, $65.0 million, and $81.1 million, respectively, as a result of changes in estimates resulting from actual claim experience observed being less than anticipated in previous actuarial projections. The changes in actuarial estimates were driven by changes in actual claims experience that, in turn, impacted actuarial estimates for potential future claims. These changes in actuarial estimates did not involve any significant changes in actuarial methodology but did impact the development of estimates for future periods, which resulted in adjustments to the IBNR portion of our recorded liabilities. There were no material adjustments to individual claims. Rather, the adjustments reflect an overall lower level of losses related to construction defect claims in recent years as compared with our previous experience. We attribute the favorable experience in more recent years to a variety of factors, including improved construction techniques, rising home values, and increased participation from our subcontractors in resolving claims. Costs associated with our insurance programs are classified within selling, general, and administrative expenses. Changes in these liabilities were as follows ($000's omitted):

	2023	2022	2021
Balance, beginning of period	$ 635,857	$ 627,067	$ 641,779
Reserves provided	92,399	111,067	90,863
Adjustments to previously recorded reserves	(130,841)	(64,965)	(81,131)
Payments, net *(a)*	(34,312)	(37,312)	(24,444)
Balance, end of period	$ 563,103	$ 635,857	$ 627,067

(a) *Includes net changes in amounts expected to be recovered from our insurance carriers, which are recorded in other assets (see below).*

Estimates of anticipated recoveries of our costs under various insurance policies or from subcontractors or other third parties are recorded when recovery is considered probable. Such receivables are recorded in other assets and totaled $26.9 million and $43.7 million at December 31, 2023 and 2022, respectively. The insurance receivables relate to costs incurred or to be incurred to perform corrective repairs, settle claims with customers, and other costs related to the continued progression of both known and anticipated future construction defect claims that we believe to be insured related to previously closed homes. Given the complexity inherent with resolving construction defect claims in the homebuilding industry, there generally exists a significant lag between our payment of claims and our reimbursements from applicable insurance carriers or third parties.

Leases

We lease certain office space and equipment for use in our operations. We recognize lease expense for these leases on a straight-line basis over the lease term and combine lease and non-lease components for all leases. Right-of-use ("ROU") assets and lease liabilities are recorded on the balance sheet for all leases with an expected term of at least one year. Some leases include one or more options to renew. The exercise of lease renewal options is generally at our discretion. The depreciable lives of ROU assets and leasehold improvements are limited to the expected lease term. Certain of our lease agreements include rental payments based on a pro-rata share of the lessor's operating costs, which are variable in nature. Our lease agreements do not contain any residual value guarantees or material restrictive covenants.

ROU assets are classified within other assets on the balance sheet, while lease liabilities are classified within accrued and other liabilities. Leases with an initial term of 12 months or less are not recorded on the balance sheet. ROU assets and lease liabilities were $77.4 million and $91.6 million, respectively, at December 31, 2023, and $73.5 million and $90.1 million, respectively, at December 31, 2022. We recorded an additional $20.6 million and $14.5 million of lease liabilities under operating leases during 2023 and 2022, respectively. Payments on lease liabilities during 2023, 2022, and 2021 totaled $23.4 million, $21.9 million, and $20.8 million respectively.

Lease expense includes costs for leases with terms in excess of one year as well as short-term leases with terms of less than one year. Our total lease expense was $56.4 million, $54.8 million, and $43.3 million during 2023, 2022, and 2021, respectively. Our total lease expense in 2023, 2022, and 2021 is inclusive of variable lease costs of $11.8 million, $9.9 million, and $7.7 million respectively, and short-term lease costs of $17.3 million, $21.2 million, and $14.2 million, respectively. Sublease income was de minimis. The future minimum lease payments required under our leases as of December 31, 2023 were as follows ($000's omitted):

Years Ending December 31,		
2024	$	26,793
2025		21,746
2026		15,880
2027		12,292
2028		9,715
Thereafter		14,478
Total lease payments *(a)*		100,904
Less: Interest *(b)*		(9,350)
Present value of lease liabilities *(c)*	$	91,554

(a) *Lease payments include options to extend lease terms that are reasonably certain of being exercised and exclude $4.4 million of legally binding minimum lease payments for leases signed but not yet commenced at December 31, 2023.*

(b) *Our leases do not provide a readily determinable implicit rate. Therefore, we must estimate our discount rate for such leases to determine the present value of lease payments at the lease commencement date.*

(c) *The weighted average remaining lease term and weighted average discount rate used in calculating our lease liabilities were 4.8 years and 4.1%, respectively, at December 31, 2023.*

<p style="text-align:center">Report of Independent Registered Public Accounting Firm</p>

To the Shareholders and the Board of Directors of PulteGroup, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PulteGroup, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 5, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Self-insured Risks

Description of the Matter	The Company's reserves for self-insured risks totaled $563.1 million at December 31, 2023, of which the majority relates to incurred but not reported (IBNR) losses associated with exposures to construction defects on previously closed homes. As discussed in Notes 1 and 11 of the consolidated financial statements, the Company reserves for costs associated with construction defect claims (including IBNR losses and expected claims management expense) based on actuarial analyses of the Company's historical claims activity. The actuarial analyses that determine the IBNR reserves consider a variety of factors, which principally include the frequency and severity of losses. Auditing the Company's IBNR reserve for construction defects is complex due to the significant measurement uncertainty associated with the estimate, the use of various actuarial methods, and management's application of significant judgment. In addition, the reserve estimate is sensitive to significant management assumptions, including the frequency and severity assumptions used in the computation of the IBNR reserve and loss development factors for reported claims.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls that address the risks of material misstatement relating to the measurement and valuation of the IBNR reserve. For example, we tested controls over management's review of the significant actuarial assumptions and the data inputs used by management when estimating IBNR losses. To test the IBNR reserve associated with construction defects exposures, our audit procedures included, among others, testing the completeness and accuracy of the underlying claims data used in the actuarial analyses. Furthermore, we involved our actuarial specialists to assist in our assessment of the methodologies used by management to estimate the IBNR reserve. We compared the Company's self-insurance reserve (inclusive of the IBNR estimate) to a range developed by our actuarial specialists based on independently selected assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1973.

Atlanta, Georgia
February 5, 2024

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

This Item is not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management, including our President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon, and as of the date of that evaluation, our President and Chief Executive Officer and Executive Vice President and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2023.

Internal Control Over Financial Reporting

(a) *Management's Annual Report on Internal Control Over Financial Reporting*

Management is responsible for the preparation and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles and reflect management's judgments and estimates concerning events and transactions that are accounted for or disclosed.

Management is also responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management recognizes that there are inherent limitations in the effectiveness of any internal control and effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Additionally, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

In order to ensure that the Company's internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2023. Management's assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management asserts that the Company has maintained effective internal control over financial reporting as of December 31, 2023.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements included in this annual report, has issued its report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023.

(b)   ***Report of Independent Registered Public Accounting Firm***

To the Shareholders and the Board of Directors of PulteGroup, Inc.

Opinion on Internal Control over Financial Reporting

We have audited PulteGroup, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, PulteGroup, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 5, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 5, 2024

(c)   ***Changes in Internal Control Over Financial Reporting***

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

As disclosed in the Company's Current Report on Form 8-K filed on May 5, 2023, the shareholders of the Company approved, on an advisory basis, the frequency of future advisory votes regarding the compensation of the Company's named executive officers, with 174,791,547 shares voted for "1 year", 1,946,838 shares voted for "2 years", 8,264,801 shares voted for "3 years", and 90,931 abstentions. In light of the results of the vote as noted above, the Board of Directors of the Company recommended and, consistent with the shareholder vote, has decided that the advisory vote on executive compensation be held on an annual basis.

On January 31, 2024, the Compensation Committee (the "Compensation Committee") of our Board of Directors (the "Board") approved an amendment and restatement of the PulteGroup, Inc. Executive Severance Policy, effective January 31, 2024 (as amended and restated, the "Amended Severance Policy"), in order to, among other things, (i) remove a provision providing for prorated vesting of performance-based equity awards upon a Qualifying Termination of Employment (as defined in the Amended Severance Policy); and (ii) provide that a participant who experience a Qualifying Termination of Employment within two years following a Change in Control (as defined in the Amended Severance Policy) will receive an amount equal to 1/12 of his or her target bonus multiplied by the severance multiple applicable to such participant under the Amended Severance Policy. The foregoing description of the Amended Severance Policy is not complete and is qualified in its entirety by reference to the Amended Severance Policy filed herewith as Exhibit 10(p) and incorporated herein by reference.

Also, on January 31, 2024, the Compensation Committee approved the PulteGroup, Inc. Amended Retirement Policy, effective for grants on or after January 31, 2024 (the "Amended Retirement Policy"), in order to provide that, (i) following a participant's Qualifying Retirement (as defined in the Amended Retirement Policy), 100% of a participant's outstanding RSU awards will continue to vest in accordance with the original vesting schedule as if such participant had remained employed with the Company through each vesting date, instead of 50% of a participant's outstanding RSUs vesting immediately upon such Qualifying Retirement, and (ii) any performance-based equity awards will vest based on actual performance during the performance period with no pro-ration, except that any performance-based equity awards granted in the same calendar year of a participant's Qualifying Retirement will be forfeited. The foregoing description of the Amended Retirement Policy is not complete and is qualified in its entirety by reference to the Amended Retirement Policy filed herewith as Exhibit 10(r) and incorporated herein by reference.

Finally, on January 31, 2024, the Board approved a form of indemnification agreement (the "Indemnification Agreement") to be entered into by and between the Company and each of its directors and officers to provide for rights to indemnification and advancement of expenses generally consistent with the Company's Amended and Restated By-Laws, which provide for mandatory indemnification and advancement of expenses to the fullest extent permitted by the Michigan Business Corporation Act for directors and officers of the Company. The foregoing description of the Indemnification Agreement is not complete and is qualified in its entirety by reference to the Indemnification Agreement filed herewith as Exhibit 10(s) and incorporated herein by reference.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

This Item is not applicable.
PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item with respect to our executive officers is set forth in Part I, Item 1 of this Annual Report on Form 10-K. Information required by this Item with respect to members of our Board of Directors and with respect to our Audit Committee will be contained in the Proxy Statement for the 2024 Annual Meeting of Shareholders ("2024 Proxy Statement"), which will be filed no later than 120 days after December 31, 2023, under the captions "Election of Directors" and "Committees of the Board of Directors - Audit Committee" and in the chart disclosing Audit Committee membership and is incorporated herein by this reference. Information required by this Item with respect to our code of ethics will be contained in the 2024 Proxy Statement under the caption "Corporate Governance - Governance Guidelines; Code of Ethical Business Conduct; Code of Ethics; Prohibition on Hedging" and is incorporated herein by this reference.

Our code of ethics for our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, our code of ethical business conduct, our corporate governance guidelines, and the charters of the Audit, Compensation and Management Development, Nominating and Governance, and Finance and Investment committees of our Board of Directors are also posted on our website and are available in print, free of charge, upon request.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item will be contained in the 2024 Proxy Statement under the captions "Compensation Discussion and Analysis", "Compensation and Management Development Committee Report", "2023 Executive Compensation" and "2023 Director Compensation" and is incorporated herein by this reference, provided that the Compensation and Management Development Committee Report shall not be deemed to be "filed" with this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item will be contained in the 2024 Proxy Statement under the captions "Beneficial Security Ownership" and "Equity Compensation Plan Information" and is incorporated herein by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this Item will be contained in the 2024 Proxy Statement under the captions "Certain Relationships and Related Transactions" and "Board of Directors Information" and is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item will be contained in the 2024 Proxy Statement under the captions "Audit and Non-Audit Fees" and "Audit Committee Preapproval Policies" and is incorporated herein by reference.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this Annual Report on Form 10-K:

(1)   Financial Statements

Consolidated Balance Sheets at December 31, 2023 and 2022	40
Consolidated Statements of Operations for the years ended December 31, 2023, 2022, and 2021	41
Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022, and 2021	42
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2023, 2022, and 2021	43
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021	44
Notes to Consolidated Financial Statements	45
Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)	68

(2)   Financial Statement Schedules

All schedules are omitted because the required information is not present, is not present in amounts sufficient to require submission of the schedule, or because the required information is included in the financial statements or notes thereto.

(3)   Exhibits

The following exhibits are filed with this Annual Report on Form 10-K or are incorporated herein by reference:

<u>**Exhibit Number and Description**</u>

(3)   (a)   Restated Articles of Incorporation, of PulteGroup, Inc. (Incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K, filed with the SEC on August 18, 2009)

(b)   Certificate of Amendment to the Articles of Incorporation, dated March 18, 2010 (Incorporated by reference to Exhibit 3(b) of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010)

(c)   Certificate of Amendment to the Articles of Incorporation, dated May 21, 2010 (Incorporated by reference to Exhibit 3(c) of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010)

(d)   Amended and Restated By-laws of PulteGroup, Inc. (Incorporated by reference to Exhibit 3.2 of our Current Report on Form 8-K, filed with the SEC on May 5, 2023)

(e)   Certificate of Designation of Series A Junior Participating Preferred Shares, dated August 6, 2009 (Incorporated by reference to Exhibit 3(b) of our Registration Statement on Form 8-A, filed with the SEC on August 18, 2009)

(4)   (a)   Any instrument with respect to long-term debt, where the securities authorized thereunder do not exceed 10% of the total assets of PulteGroup, Inc. and its subsidiaries, has not been filed. The Company agrees to furnish a copy of such instruments to the SEC upon request

(b)   Amended and Restated Section 382 Rights Agreement, dated as of March 18, 2010, between PulteGroup, Inc. and Computershare Trust Company, N.A., as rights agent, which includes the Form of Rights Certificate as Exhibit B thereto (Incorporated by reference to Exhibit 4 of PulteGroup, Inc.'s Registration Statement on Form 8-A/A, filed with the SEC on March 23, 2010)

(c)   First Amendment to Amended and Restated Section 382 Rights Agreement, dated as of March 14, 2013, between PulteGroup, Inc. and Computershare Trust Company, N.A., as rights agent (Incorporated by reference to Exhibit 4.1 of PulteGroup, Inc.'s Current Report on Form 8-K, filed with the SEC on March 15, 2013)

(d) Second Amendment to Amended and Restated Section 382 Rights Agreement, dated as of March 10, 2016, between PulteGroup, Inc. and Computershare Trust Company, N.A., as rights agent (Incorporated by reference to Exhibit 4.1 of PulteGroup, Inc.'s Current Report on Form 8-K, filed with the SEC on March 10, 2016)

(e) Third Amendment to Amended and Restated Section 382 Rights Agreement, dated as of March 7, 2019, between PulteGroup, Inc. and Computershare Trust Company, N.A., as rights agent (Incorporated by reference to Exhibit 4.1 of PulteGroup, Inc.'s Current Report on Form 8-K, filed with the SEC on March 7, 2019)

(f) Fourth Amendment to Amended and Restated Section 382 Rights Agreement, dated as of May 8, 2020, between PulteGroup, Inc. and Computershare Trust Company, N.A., as rights agent (Incorporated by reference to Exhibit 4.1 of PulteGroup, Inc.'s Current Report on Form 8-K, filed with the SEC on May 11, 2020)

(g) Fifth Amendment to Amended and Restated Section 382 Rights Agreement, dated as of March 10, 2022, between PulteGroup, Inc. and Computershare Trust Company, N.A., as rights agent (Incorporated by reference to Exhibit 4.1 of PulteGroup, Inc.'s Current Report on Form 8-K, filed with the SEC on March 11, 2022)

(h) Description of the Registrant's Securities (Incorporated by reference to Exhibit 4(g) of our current report on Form 10-K filed with the SEC on February 6, 2023)

(10) (a) PulteGroup, Inc. 2019 Senior Management Incentive Plan (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed with the SEC on February 8, 2019)*

(b) PulteGroup, Inc. 2013 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed with the SEC on May 13, 2013)*

(c) PulteGroup, Inc. 2022 Stock Incentive Plan (Incorporated by reference to Appendix III to the Registrant's Definitive Proxy Statement on Schedule 14A, filed with the Commission on March 22, 2022)*

(d) Amendment Number One to the PulteGroup, Inc. 2013 Stock Incentive Plan dated February 10, 2017 (Incorporated by reference to Exhibit 10 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017)*

(e) Amendment Number Two to the PulteGroup, Inc. 2013 Stock Incentive Plan dated December 3, 2020 (Incorporated by reference to Exhibit 10(k) of our Annual Report on Form 10-K for the year ended December 31, 2020)*

(f) Form of 2021 Restricted Stock Unit Award Agreement (as Amended) under PulteGroup, Inc. 2013 Stock Incentive Plan (Filed herewith)*

(g) Form of 2022 Restricted Stock Unit Award Agreement (as Amended) under PulteGroup, Inc. 2022 Stock Incentive Plan (Filed herewith)*

(h) Form of 2023 Restricted Stock Unit Award Agreement (as Amended) under PulteGroup, Inc. 2022 Stock Incentive Plan (Filed herewith)*

(i) Form of 2024 Restricted Stock Unit Award Agreement (as Amended) under PulteGroup, Inc. 2022 Stock Incentive Plan (Filed herewith)*

(j) Form of 2021 and 2022 Long-term Incentive Program Award Agreement (as Amended) under PulteGroup, Inc. 2013 Stock Incentive Plan (Filed herewith)*

(k) Form of 2023 Long-term Incentive Program Award Agreement (as Amended) under PulteGroup, Inc. 2022 Stock Incentive Plan (Filed herewith)*

(l) Form of 2024 Long-term Incentive Program Award Agreement (as Amended) under PulteGroup, Inc. 2022 Stock Incentive Plan (Filed herewith)*

(m) PulteGroup, Inc. Long Term Compensation Deferral Plan (As Amended and Restated Effective January 1, 2004) (Incorporated by reference to Exhibit 10(a) of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006)*

(n) PulteGroup, Inc. Deferred Compensation Plan For Non-Employee Directors, as amended and restated effective as of December 31, 2021 (Incorporated by reference to Exhibit 10(i) of our Annual Report on Form 10-K for the year ended December 31, 2021)*

(o) PulteGroup, Inc. Executive Severance Policy (Effective February 6, 2023) (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed with the SEC on February 12, 2013)*

(p)	PulteGroup, Inc. Amended Executive Severance Policy (Effective January 31, 2024) (Filed herewith)*
(q)	PulteGroup, Inc. Amended Retirement Policy (Effective May 12, 2021) (Filed herewith)*
(r)	PulteGroup, Inc. Amended Retirement Policy (Effective January 31, 2024) (Filed herewith)*
(s)	Form of Director and Officer Indemnification Agreement (Effective January 31, 2024) (Filed herewith)*
(t)	Third Amended and Restated Credit Agreement dated as of June 14, 2022 among PulteGroup, Inc., as Borrower, Bank of America, N.A., as Administrative Agent, and the other Lenders party thereto (Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K, filed with the SEC on June 16, 2022)
(u)	Fourth Amended and Restated Master Repurchase Agreement, dated as of July 28, 2022, among Comerica Bank, as Agent, Lead Arranger and a Buyer, the other Buyers party thereto and Pulte Mortgage LLC, as Seller (incorporated by reference to Exhibit 10.1 of PulteGroup, Inc's Current Report on Form 8-K, filed with the SEC on July 29, 2022)
(v)	Master Repurchase Agreement dated as of August 16, 2023, among JPMorgan Chase, as Agent, Lead Arranger and a Buyer, the other Buyers party thereto and Pulte Mortgage LLC, as Seller (Incorporated by reference to Exhibit 10.1 of PulteGroup, Inc.'s Current Report on Form 8-K, filed with the SEC on August 17, 2023)

(21)		Subsidiaries of the Registrant (Filed herewith)
(22)		List of Guarantor Subsidiaries (Filed herewith)
(23)		Consent of Independent Registered Public Accounting Firm (Filed herewith)
(24)		Power of Attorney (Filed herewith)
(31)	(a)	Rule 13a-14(a) Certification by Ryan R. Marshall, President and Chief Executive Officer (Filed herewith)
	(b)	Rule 13a-14(a) Certification by Robert T. O'Shaughnessy, Executive Vice President and Chief Financial Officer (Filed herewith)
(32)		Certification Pursuant to 18 United States Code § 1350 and Rule 13a-14(b) of the Securities Exchange Act of 1934 (Furnished herewith)
(97)		PulteGroup, Inc. Executive Compensation Recovery (Clawback) Policy (Filed herewith)*
101.INS		Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document.
101.SCH		Inline XBRL Taxonomy Extension Schema Document
101.CAL		Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF		Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB		Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE		Inline XBRL Taxonomy Extension Presentation Linkbase Document
104		Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Indicates a management contract or compensatory plan or arrangement

ITEM 16.   FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


PULTEGROUP, INC.
(Registrant)


February 5, 2024   By: /s/ Robert T. O'Shaughnessy
                                          Robert T. O'Shaughnessy
                                          Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated:

February 5, 2024

/s/ Ryan R. Marshall	/s/ Robert T. O'Shaughnessy	/s/ Brien P. O'Meara
Ryan R. Marshall	Robert T. O'Shaughnessy	Brien P. O'Meara
President and Chief Executive Officer (Principal Executive Officer) and Member of Board of Directors	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	Vice President and Controller (Principal Accounting Officer)

Brian P. Anderson	Member of Board of Directors	}
Bryce Blair	Member of Board of Directors	}
Thomas J. Folliard	Non-Executive Chairman of Board of Directors	}
Cheryl W. Grisé	Member of Board of Directors	}
André J. Hawaux	Member of Board of Directors	}
J. Phillip Holloman	Member of Board of Directors	}
John R. Peshkin	Member of Board of Directors	}
Scott F. Powers	Member of Board of Directors	}
Lila Snyder	Member of Board of Directors	}

/s/ Robert T. O'Shaughnessy
Robert T. O'Shaughnessy

Executive Vice President and Chief Financial Officer

BOARD OF DIRECTORS, SENIOR LEADERSHIP AND
AREA MANAGEMENT

BOARD OF DIRECTORS

Brian P. Anderson (1)(4)
Former Chief Financial Officer
Baxter International Inc.

Bryce Blair (1)(3)
Former Chairman of the Board and Chief Executive
Officer
AvalonBay Communities, Inc.

Thomas J. Folliard (5)
Former President and Chief Executive Officer
CarMax, Inc.

Cheryl W. Grisé (2)(3)
Former Executive Vice President
Northeast Utilities (now Eversource Energy)

André J. Hawaux (1)(4)
Former Executive Vice President and Chief Operating
Officer
Dick's Sporting Goods, Inc.

J. Phillip Holloman (1)(4)
Former President and Chief Operating Officer
Cintas Corporation

Ryan R. Marshall (4)
President and Chief Executive Officer
PulteGroup, Inc.

John R. Peshkin (1)(4)
Founder and Managing Partner
Vanguard Land, LLC

Scott F. Powers (2)(3)
Former President and Chief Executive Officer
State Street Global Advisors

Lila Snyder (2)(4)
Chief Executive Officer
Bose Corporation

    (1)   Audit Committee Member
    (2)   Compensation and Management Development
          Committee Member
    (3)   Nominating and Governance Committee
          Member
    (4)   Finance and Investment Committee Member
    (5)   Non-Executive Chairman

SENIOR LEADERSHIP

Ryan R. Marshall
President and Chief Executive Officer

Kevin A. Henry
Executive Vice President and Chief People Officer

Matt Koart
Executive Vice President and Chief Operating
Officer

Robert T. O'Shaughnessy
Executive Vice President and Chief Financial Officer

Todd N. Sheldon
Executive Vice President, General Counsel and
Corporate Secretary

David Beznos
Senior Vice President, Growth and Strategic
Partnerships

James L. Ossowski
Senior Vice President, Finance

Anthony W. Barbee
Area President, North Area

Charles J. Tipton
Area President, Central Area

Richard H. McCormick
Area President, Southeast Area

Christopher A. Edgar
Area President, West Area

Ryan Melin
Area President, Manufacturing/ICG

Joseph L. Drouin
Vice President, Chief Information Officer

Kimberly M. Hill
Vice President, Tax and Assistant Secretary

D. Bryce Langen
Vice President and Treasurer

Brien P. O'Meara
Vice President and Controller

Lisa Sharp
Vice President, Compliance

Manish M. Shrivastava
Vice President, Chief Marketing Officer

James P. Zeumer
Vice President, Investor Relations

Eric Hart
Chief Executive Officer, Pulte Financial Services

Information Requests

The Company's annual report to shareholders and proxy statement together contain substantially all the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals interested in receiving the annual report, Form 10-K, Form 10-Qs or other printed corporate literature should email the Investor Relations Department at InvestorRelations@PulteGroup.com.

Investor Inquiries

Shareholders, securities analysts, portfolio managers and others with inquiries about the Company should contact Jim Zeumer, Vice President of Investor Relations, at the corporate office or call (800) 777-8583. Shareholders with inquiries relating to shareholder records, stock transfers, change of ownership, and change of address or dividend payments should contact:

> **Computershare Trust Company N.A.**
> P.O. Box 30170
> College Station, TX 77842-3170
> (877) 282-1168
> www.computershare.com

Internet Address

Additional information about PulteGroup may be obtained by visiting our website at pultegroup.com.

Annual Meeting of the Shareholders

The annual meeting of shareholders of PulteGroup, Inc. will be conducted virtually at 1:00 p.m. (EDT), Monday, May 6, 2024, at www.virtualshareholdermeeting.com/PHM2024.

Common Stock Information

Ticker Symbol: PHM

PulteGroup, Inc. is a component of the S&P 500 Composite Stock Price Index. Common stock of PulteGroup, Inc. is listed and traded on the New York Stock Exchange, which is the principal market for the common stock. Option trading in PulteGroup, Inc. is conducted on the Chicago Board of Exchange.



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PulteGroup, Inc.
3350 Peachtree Road N.E.
Suite 1500
Atlanta, GA 30326

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